     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 10, 2000

                                                      REGISTRATION NO. 333-30762
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                         ------------------------------

                                AMENDMENT NO. 2
                                       TO
                                    FORM S-1


                             REGISTRATION STATEMENT

                                     UNDER

                           THE SECURITIES ACT OF 1933
                         ------------------------------
                           INTERPACKET NETWORKS, INC.

             (Exact name of registrant as specified in its charter)

             DELAWARE                               4899                              95-4542908
  (State or other jurisdiction of       (Primary Standard Industrial               (I.R.S. Employer
  incorporation or organization)         Classification Code Number)            Identification Number)

                          1901 MAIN STREET, 2ND FLOOR
                         SANTA MONICA, CALIFORNIA 90405
                                 (310) 382-3300

         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                 JONATHAN GANS
                           INTERPACKET NETWORKS, INC.
                     CHIEF EXECUTIVE OFFICER AND PRESIDENT
                          1901 MAIN STREET, 2ND FLOOR
                         SANTA MONICA, CALIFORNIA 90405
                                 (310) 382-3300

 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                         ------------------------------

                                   COPIES TO:

         CYNTHIA M. DUNNETT, ESQ.                             KENNETH R. LAMB, ESQ.
            Riordan & McKinzie                               LISA A. FONTENOT, ESQ.
    300 South Grand Avenue, Suite 2900                      MEG L. FITZPATRICK, ESQ.
       Los Angeles, California 90071                       Gibson, Dunn & Crutcher LLP
              (213) 629-4824                             1 Montgomery Street, 26th Floor
                                                         San Francisco, California 94104
                                                                 (415) 393-8200

                         ------------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  AS SOON AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                         ------------------------------


                        CALCULATION OF REGISTRATION FEE



                                                               PROPOSED MAXIMUM     PROPOSED MAXIMUM
        TITLE OF EACH CLASS OF                AMOUNT TO         OFFERING PRICE          AGGREGATE            AMOUNT OF
      SECURITIES TO BE REGISTERED           BE REGISTERED          PER SHARE        OFFERING PRICE(1)   REGISTRATION FEE(2)
Common Stock, $.001 par value..........       7,475,000             $12.00             $89,700,000            $23,681



(1) Estimated solely for purposes of calculating the registration fee.



(2) Calculated pursuant to Rule 457(a). $22,770 of this amount was previously paid with the filing of this Registration Statement of Form S-1 on February 18, 2000. Accordingly, a registration fee of $911 is being paid herewith.

                           --------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

                  SUBJECT TO COMPLETION. DATED APRIL 10, 2000.


PROSPECTUS


                                6,500,000 Shares


                                     [LOGO]

                                  Common Stock


    This is an initial public offering of shares of common stock of InterPacket Networks, Inc. All of the 6,500,000 shares of common stock are being sold by us. Prior to this offering, there has been no public market for our common stock. The initial public offering price per share is estimated to be between $10.00 and $12.00. We have applied to have the common stock approved for quotation on the Nasdaq National Market under the symbol IPKT.


                              -------------------


                                                              Per Share      Total
                                                              ---------   -----------
Initial public offering price...............................   $          $
Underwriting discounts and commissions......................   $          $
Proceeds to InterPacket Networks, Inc., before expenses.....   $          $



    InterPacket has granted the underwriters a 30-day option to purchase up to an additional 975,000 shares of common stock to cover over-allotments.


                              -------------------

    Investing in our common stock involves a high degree of risk. See "Risk Factors" beginning on page 4.

                               -----------------

    Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

CHASE H&Q                                                        LEHMAN BROTHERS

                               CIBC WORLD MARKETS


           , 2000

                              [INSIDE FRONT COVER]


            [MAP AND DIAGRAM OF CONTENT DISTRIBUTION VIA SATELLITE]

                            [INSIDE COVER GATEFOLD]

                 [MAP OF THE WORLD WITH SATELLITE COVERAGE AND
                       COUNTRIES WHERE WE HAVE CUSTOMERS]

                               TABLE OF CONTENTS


                                                                PAGE
                                                              --------
Prospectus Summary..........................................         1

Risk Factors................................................         4

Forward-Looking Statements..................................        15

Use of Proceeds.............................................        16

Dividend Policy.............................................        16

Capitalization..............................................        17

Dilution....................................................        18

Selected Consolidated Financial Information.................        19

Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................        20

Business....................................................        28

Management..................................................        43

Certain Transactions........................................        52

Principal Stockholders......................................        56

Description of Capital Stock................................        58

Shares Eligible for Future Sale.............................        60

Underwriting................................................        62

Legal Matters...............................................        64

Experts.....................................................        64

Additional Information......................................        64

Index to Consolidated Financial Statements..................       F-1

                               PROSPECTUS SUMMARY


    YOU SHOULD READ THE ENTIRE PROSPECTUS, INCLUDING "RISK FACTORS" AND THE FINANCIAL STATEMENTS, CAREFULLY BEFORE MAKING AN INVESTMENT DECISION.


                           INTERPACKET NETWORKS, INC.

OVERVIEW


    We operate a satellite-based, high performance Internet network that delivers Internet services to international Internet service providers, or ISPs, and other businesses in more than 90 countries. Our proprietary network design integrates the broadcast capabilities of satellites with Internet networking technologies to offer our customers an expandable, or scalable, solution to the constraints of the public Internet infrastructure. Our global network's open technical architecture enables us to provide multiple categories of Internet services, including global high bandwidth, or broadband, connectivity to the Internet backbone, enhanced Internet services, such as Internet telephony, and Internet content distribution, such as newsfeeds and streaming media. From December 31, 1998 to December 31, 1999, we increased the number of our customers from 69 to 343, and as of March 27, 2000 we had over 500 customers worldwide.



    Strain on the worldwide Internet infrastructure is increasing, especially outside the U.S., as the number of Internet users grows and as their bandwidth needs expand. International Data Corporation estimates that the number of active Internet users worldwide will grow from approximately 261 million in 1999, of which approximately 59% resided outside of the U.S., to approximately
623 million by the end of 2003, of which approximately 68% will reside outside of the U.S. Despite an anticipated expansion in the number of Internet users worldwide, advances in the global telecommunications infrastructure and the public Internet have failed to keep pace with user demand. When connecting to and navigating the Internet, international ISPs and their subscribers suffer numerous problems caused by limited access to the Internet backbone, poor telecommunications infrastructure and low bandwidth availability. These difficulties are likely to increase as demand grows for rich Internet content, such as streaming audio and video.


THE INTERPACKET SOLUTION


    Our satellite-based Internet network overlays the public Internet around the world and offers solutions to the limitations of the current global Internet infrastructure. Our network currently incorporates nine geostationary satellites, uplinked from six strategically located earth-based satellite transmission stations, or teleports, and allows for the rapid delivery of Internet connectivity services worldwide. ESPRESSO and ESPRESSO BIZKIT, our branded satellite-based Internet connectivity services, supplement or bypass local and international telecommunications connections, enabling our ISP customers to deliver a more reliable, higher quality of Internet service to their subscribers. Our enhanced Internet services, including ESPRESSO VOICE, our Internet telephony service, are complementary to the broadband access we provide to our international ISP customers and create additional revenue opportunities.



    The broadcast capabilities of our satellite network create an efficient, reliable means for Internet content distributors to transmit bandwidth-intensive forms of rich, Web-based content simultaneously to multiple locations, known as multicasting, around the world. We currently broadcast ESPRESSO NEWS, our aggregated newsfeed, and we recently entered into agreements with iBEAM Broadcasting Corporation and RealNetworks, Inc., leading Internet broadcast networks, to deliver streaming content around the world.


    Our satellite-based Internet network and services feature:


    - Scalable, proprietary and global network design


    - High quality, branded service

    - Rapid provisioning

    - Enhanced Internet services

    - Multicasting content delivery

    - Customer-focused network management and support

OUR STRATEGY


    Our goal is to become the leading provider of global satellite Internet connectivity and services by building the world's largest, premier quality and cost-efficient satellite-based Internet network. We also intend to capitalize on our proprietary network design, our network's broadcast capabilities and the global reach of our satellite coverage to offer content delivery to Internet content distributors. To achieve this goal we intend to:


    - Increase our global customer base

    - Capitalize on our early entrant status

    - Broaden our Internet service offerings

    - Provide turnkey solutions to the emerging Internet content industry

    - Expand our network infrastructure


    - Develop our strategic and business relationships


                              -------------------


    Our headquarters are located at 1901 Main Street, 2nd Floor, Santa Monica, CA 90405, and our telephone number is (310) 382-3300.


                              -------------------

                                  THE OFFERING


Common stock offered by InterPacket Networks,
  Inc........................................  6,500,000 shares
Common stock to be outstanding after the
  offering...................................  40,400,333 shares
Use of proceeds..............................  Primarily to acquire satellite and fiber optic capacity, increase sales and marketing
                                               personnel and activities, increase working
                                               capital and for other general corporate
                                               purposes.
Proposed Nasdaq National Market symbol.......  IPKT



    The number of shares outstanding is based on shares outstanding as of March 27, 2000. This number reflects the conversion of our 3,000,000 shares of preferred stock into common stock upon completion of the offering and takes into account our 2.2 for 1 stock split but excludes 6,963,163 shares of common stock issuable upon exercise of options outstanding, at a weighted average exercise price of $2.50, and 3,854,941 shares of common stock reserved for future option grants under our stock option plans.

                         SUMMARY FINANCIAL INFORMATION
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


    Please see Note 2 of notes to our consolidated financial statements appearing at the end of this prospectus for an explanation of the determination of the number of shares used in computing per share data. The Actual column reflects balance sheet data on a historical basis, without any adjustments to reflect subsequent events or anticipated events and gives effect to our 2.2 for 1 stock split. The Pro Forma column reflects the issuance of 6,600,000 shares of common stock upon conversion of our outstanding preferred stock on completion of the offering. The Pro Forma As Adjusted column reflects the issuance of 6,600,000 shares upon this conversion and the receipt of the estimated proceeds from our sale of 6,500,000 shares of common stock at an assumed initial public offering price of $11 per share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. In 1998, 64% of our total revenue and in 1999, 20% of our total revenue was derived from the sale of traditional telecom services to one company, STAR Telecommunications, Inc. We do not expect to generate any meaningful revenues in 2000 from traditional telecom services.



    Due to the costs associated with the development and expansion of our network and the Internet services we now offer, we experienced net losses of approximately $1.3 million in 1998 and $10.9 million in 1999. As of December 31, 1999 we had a deficit of $12.1 million.



                                                                 YEAR ENDED DECEMBER 31,
                                                              ------------------------------
                                                                1997       1998       1999
                                                              --------   --------   --------
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Revenue:
  Network services..........................................   $  583    $ 4,115    $ 10,789
  Traditional telecom services..............................    1,176      7,295       2,685
                                                               ------    -------    --------
    Total revenue...........................................    1,759     11,410      13,474
Income (loss) from operations...............................      158     (1,416)    (10,057)
                                                               ------    -------    --------
Net income (loss)...........................................   $   89    $(1,328)   $(10,890)
                                                               ======    =======    ========
Basic and diluted income (loss) per common share............   $ 0.01    $ (0.07)   $  (0.48)
                                                               ======    =======    ========
Weighted average number of common shares (basic and
  diluted)..................................................   15,950     18,506      22,862
                                                               ======    =======    ========
Pro forma basic and diluted loss per common share
  (unaudited)...............................................                        $  (0.46)
                                                                                    ========
Weighted average number of common shares used to compute pro
  forma loss per common share (unaudited)...................                          23,767
                                                                                    ========



                                                                     DECEMBER 31, 1999
                                                              --------------------------------
                                                                                     PRO FORMA
                                                                                        AS
                                                               ACTUAL    PRO FORMA   ADJUSTED
                                                              --------   ---------   ---------
                                                                              (UNAUDITED)
CONSOLIDATED BALANCE SHEET DATA:
Cash........................................................  $15,948     $15,948     $81,443
Total assets................................................   64,291      64,291     129,786
Capital leases of satellite transponders, net of current
  portion...................................................   38,669      38,669      38,669
Mandatorily redeemable preferred stock......................   14,824          --          --
Deficit.....................................................  (12,126)    (12,126)    (12,126)
Stockholders' equity........................................    2,392      17,216      82,711



    Unless otherwise indicated, all information in this prospectus



    - reflects our 2.2 for 1 stock split which will occur prior to the completion of this offering;



    - reflects the conversion of our preferred stock into common stock upon completion of the offering; and



    - assumes that the underwriters' over-allotment option is not exercised.

                                  RISK FACTORS


    YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING FACTORS AND OTHER INFORMATION IN THIS PROSPECTUS BEFORE DECIDING TO INVEST IN SHARES OF OUR COMMON STOCK. THE RISKS AND UNCERTAINTIES DISCUSSED BELOW, WHILE COMPRISING THE RISKS WE CURRENTLY BELIEVE TO BE MATERIAL, MAY NOT BE THE ONLY ONES THAT WE FACE. ADDITIONAL RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN TO US OR THAT WE CURRENTLY DEEM IMMATERIAL MAY ALSO HARM OUR BUSINESS. IF ANY OF THE FOLLOWING RISKS AND UNCERTAINTIES ACTUALLY OCCUR, OUR BUSINESS, FINANCIAL CONDITION OR RESULTS OF OPERATIONS COULD BE HARMED. IN THIS EVENT, THE TRADING PRICE OF OUR COMMON STOCK COULD DECLINE, AND YOU MAY LOSE SOME OR ALL OF YOUR INVESTMENT.


                         RISKS RELATED TO OUR BUSINESS


OUR LIMITED OPERATING HISTORY AND OUR SHIFT TO OFFERING INTERNET SERVICES MAKES IT DIFFICULT FOR YOU TO ACCURATELY EVALUATE OUR PROSPECTS.



    Due to our limited operating history, and our shift to offering Internet services, our past results may not be meaningful and you should not rely on them as indicators of our future performance. In 1998, 64% of our total revenue was derived from the sale of traditional telecom services. In 1999, 20% of our total revenue was derived from the sale of traditional telecom services, with the balance from sales of network services. We do not expect to generate any meaningful revenues in 2000 from traditional telecom services. We confront all of the challenges and uncertainties encountered by growing, early-stage companies, particularly companies in the new and rapidly evolving international market for Internet connectivity and services. These challenges and uncertainties include our ability to:


    - expand our international ISP customer base;


    - increase the services purchased from us by our customers and the revenue we receive from each customer;


    - satisfy the changing needs of our existing and future international ISP customers;

    - acquire, develop and market new Internet services;

    - respond to the changing needs of the Internet content delivery market;

    - upgrade and expand our network infrastructure;

    - develop our strategic and business relationships;

    - capitalize on our early entrant status; and

    - recruit and retain key personnel.


BECAUSE WE HAVE INCURRED SUBSTANTIAL LOSSES AND ANTICIPATE CONTINUING LOSSES FOR THE FORESEEABLE FUTURE, OUR FUTURE PROFITABILITY IS UNCERTAIN.



    Since our inception we have incurred substantial losses. Because we expect our losses to increase as we expand our operations, we do not believe that we will achieve profitability in the foreseeable future. While we had net income of approximately $89,000 in 1997, we experienced net losses of approximately
$1.3 million in 1998 and $10.9 million in 1999. We experienced negative cash flows from operations of approximately $13,000 in 1997 and $6.9 million in 1999, though, in 1998 cash flow provided by operations was approximately
$0.4 million. As of December 31, 1999, we had a deficit of $12.1 million. We expect our losses and negative cash flow to continue and increase as we intend to substantially expand our network and Internet service offerings and increase our staff.



    We expect that our expenses, particularly costs relating to acquiring additional satellite transponder space and our selling, general and administrative expenses, will increase both in absolute dollars and as a percentage of our revenues as we grow. If our revenue fails to grow at anticipated rates or if our operating expenses increase without a commensurate increase in our revenue, our losses will significantly increase and our financial results could be harmed. Additionally, if we are not successful in raising funds in this offering, we will have to take certain steps, such as delaying the acceptance of services under our fixed fee contracts or renegotiating certain long-term contracted obligations, to reduce our regular capital needs.



OUR PROFIT MARGIN AND OVERALL REVENUE WILL SUFFER IF WE DO NOT CONTINUE TO EXPAND OUR CUSTOMER BASE.



    Our success depends primarily on the continued growth of our customer base, the retention of current customers and our ability to expand the number of Internet services we offer so that revenue per customer and overall revenue increase. Our customer contracts may be terminated without penalty at any time. If we are unable to maintain and expand our customer base our profit margin and overall revenue will suffer. Our ability to attract new customers and, to a lesser degree, maintain current customers, as well as our ability to increase the amount of revenue we receive from each customer, depends on a variety of factors, including:


    - continued growth in demand by international ISPs for Internet backbone connectivity;

    - our ability to provide adequate bandwidth to all of our customers;

    - our ability to provide additional services across our network;

    - our ability to broadcast content around the world;


    - in each country in which we operate, the presence of a regulatory environment that does not unduly impede our plans in that country;



    - our ability to develop our strategic and business relationships;



    - our success in establishing and maintaining business relationships with content distributors, Internet backbone operators and regional satellite owners; and


    - the reliability and cost-effectiveness of our services.

IF WE ARE UNABLE TO MAINTAIN, EXPAND AND ADAPT OUR NETWORK INFRASTRUCTURE, THE DEMAND FOR OUR SERVICES MAY DECREASE.


    We must continue to expand and adapt our network as the number of our international ISP customers grows, as users place increasing demands on our network, and as other requirements change. As we grow our customer base, we may not be able to provide our customers with the increasing levels of data transmission capacity that they may require for a number of reasons, such as our possible inability to raise the funds needed to develop the network infrastructure to maintain adequate transmission speeds and the lack of additional network availability from third-party suppliers of satellite and fiber optic cable transmission capacity. Our failure to achieve or maintain high capacity transmissions could significantly reduce demand for our services and decrease our revenue.



IF WE FAIL TO ACCURATELY PREDICT OUR SATELLITE BANDWIDTH REQUIREMENTS AND EFFECTIVELY MANAGE OUR FIXED COSTS, OUR EXPENSES WILL GROW MORE RAPIDLY THAN OUR REVENUES AND OUR OPERATING RESULTS WILL SUFFER.


    If we do not obtain adequate satellite bandwidth capacity on acceptable terms and realize corresponding customer volume for this bandwidth, it is unlikely that we will achieve positive gross profit. We purchase this bandwidth capacity based on our projected future needs on a fixed-price basis far in advance of the sale of our services that utilize the bandwidth. Substantially all of this bandwidth capacity can be purchased only on a long-term basis. We sell our services on the basis of actual usage and total bandwidth capacity used by our customers changes from month to month and is difficult to predict. If our sales fail to match our projections, we could be subject to periods of excess satellite capacity, which could seriously harm our business. As a result, we must obtain enough bandwidth to meet our projected customer needs, and we must realize adequate volume from our customers to support and justify the bandwidth capacity and expense. If demand from existing or potential customers exceeds our capacity, the quality of our service may suffer or we may be unable to capitalize on potential business opportunities. If that happens, we may lose existing or potential customers and our operating results would suffer.


THE QUALITY OF OUR SERVICES AND OUR ABILITY TO PROVIDE THEM DEPENDS LARGELY ON THIRD PARTIES, INCLUDING SATELLITE OPERATORS, AND IF THEY DO NOT PERFORM AS EXPECTED, THE QUALITY OF OUR SERVICES AND OUR REPUTATION WILL SUFFER, AND WE MAY LOSE CUSTOMERS.



    We depend on third parties to provide us satellite transmission capabilities that are essential to our network infrastructure. Our business will suffer if our satellite availability or security is materially interrupted, the cost of transponder space increases materially, one of our key satellite providers terminates its contract with us or additional transponder space is not available on acceptable terms or at all. For example, we rely heavily on Satmex 5 for satellite coverage of Latin America. Any temporary or permanent loss of capacity on this satellite could severely harm our operations. PanAmSat International Systems, Inc., Satelites Mexicanos, Loral SpaceCom Corporation, British Telecommunications plc and an affiliate of General Electric Company currently provide us with our satellite transmission capabilities. We also depend on, and face similar challenges with, our terrestrial fiber optic cable service providers and the Internet access providers that we use to access the Internet backbone. UUNET Technologies, Inc., Exodus Communications, Inc., AboveNet Communications, Inc. and Singapore Telecommunications are our significant terrestrial fiber optic cable service and Internet access providers. Our customers depend on our ability to provide continuous service, and our ability to provide this service is primarily dependent on these third party service providers. As a result, if any service being provided to us by any of these third party service providers is interrupted or otherwise not delivered as expected, our reputation could be harmed and our customers could cease purchasing services from us. Our satellite and fiber optic cable network is subject to interruption from numerous forces, including:


    - satellite or other telecommunications failure;

    - human error;


    - sunspots and solar activity and natural disasters, such as fire, earthquakes and floods;


    - power loss; or

    - sabotage or vandalism.


RAPID GROWTH IN OUR OPERATIONS AND INFRASTRUCTURE IS PLACING A SIGNIFICANT STRAIN ON OUR RESOURCES, AND THE FAILURE TO MANAGE THIS GROWTH EFFECTIVELY COULD IMPAIR THE EXPANSION OF OUR BUSINESS.



    We intend to grow and increase our business by expanding our global network through, among other things, additional leases of satellite and fiber optic cable capacity and related equipment. If we are unable to manage growth effectively, we may lose customers or fail to attract new customers and our business and financial results will suffer. The successful implementation of our expansion plans will involve significant planning and resources and these plans may be delayed or never completed. To successfully carry out our expansion plans, we must:


    - enter into additional leases with favorable terms for capacity on satellite systems and fiber optic cables;

    - successfully implement, market and sell connectivity, enhanced Internet services and content distribution and other services that we develop;

    - negotiate competitive arrangements with Internet backbone providers; and

    - develop relationships with strategic and other business partners.

    Problems associated with our expansion plans could severely harm us, such as:

    - shortage of transponder space on geostationary satellites;


    - regulatory environments in the countries in which we operate that unduly impede our plans;


    - disruptions to operations arising from relocation of our facilities;

    - failure to retain or to timely hire necessary employees, including sales and technical personnel; and

    - failure to accurately predict customer demand for existing and future services and applications.

    In addition, our costs will increase as we expand. These increased costs include:

    - implementing multiple and redundant satellite and telecommunications connections;

    - expenses associated with hiring, training and managing new employees;

    - increasing marketing and sales efforts; and

    - purchasing new equipment.


    Many of these costs are fixed in the long-term and if our expansion plans are not successful, our future operating results could be seriously harmed. We may not be able to successfully implement and maintain our operational and financial systems, or successfully obtain, integrate and utilize the employees, facilities, third-party vendors and equipment, or management, operational and financial resources necessary to manage a developing and expanding business in our rapidly evolving and increasingly competitive industry.



WE MAY NOT BE ABLE TO OBTAIN SUFFICIENT FUNDS TO GROW OUR BUSINESS.



    Our business may suffer if we require additional funding and we are not able to obtain it. We expect to incur significant expenditures as part of our expansion plans. We intend to enter into arrangements to secure additional satellite transponder space and substantial fiber optic capacity. These arrangements may require us to make substantial initial payments for long-term capacity that could require us to seek debt or additional equity financing. We believe that, following this offering, our cash reserves, available borrowings and funds generated by operations will be adequate to fund our operations for at least the next 12 months. However, we may require additional funds either during or after such 12 month period. Future financing may not be available to us or may only be available on terms that are not favorable to us. Our failure to generate sufficient cash flows from sales of Internet connectivity and services or to raise sufficient funds may require us to delay or abandon some or all of our expansion plans or otherwise forego market opportunities. If additional funds are raised through the issuance of equity securities, the percentage ownership of our stockholders could be significantly diluted.



IF OUR SERVICES BECOME SUBJECT TO DOWNWARD PRICING PRESSURES, OUR GROSS MARGINS WILL DECLINE.



    The market for Internet access in the U.S. is subject to downward pricing pressure caused by a number of factors, including increased competition and technological advances. Pricing pressures outside of the U.S. in the markets we serve may develop as international Internet access and services become more available which will harm our gross margin. Our ESPRESSO Internet access service is our primary Internet-based service. To operate ESPRESSO, we must lease substantial satellite transmission capacity, which is relatively fixed in cost and is generally not susceptible to downward pricing pressure. As a result, we have little flexibility in lowering the price for our ESPRESSO service. If we are affected by downward pricing pressure, we cannot assure you that we will be able to offer our ESPRESSO service at prices that are competitive or profitable.



    Our other Internet-based services and applications may also be subject to varying degrees of downward pricing pressure. This problem is particularly acute with our ESPRESSO VOICE service. For example, due to increased competition and global deregulation of telecommunications services, prices for international long distance calls have been decreasing. If this downward pricing pressure continues, we cannot assure you that we will be able to offer ESPRESSO VOICE services at costs competitive with the traditional voice network services that compete with our telephony services. To lower our prices for ESPRESSO VOICE, we may have to renegotiate rates with our local service providers who complete calls for us. We may not be able to renegotiate these terms favorably enough, or fast enough, to allow us to profitably offer Internet telephony services.



OUR OPERATING RESULTS MAY FLUCTUATE SIGNIFICANTLY AND IF OUR FUTURE RESULTS ARE BELOW INVESTOR AND MARKET ANALYST EXPECTATIONS, OUR STOCK PRICE WILL DECLINE.



    As we have grown, we have experienced significant fluctuations in our operating results. Thus, a period to period comparison of our operating results is not necessarily meaningful and should not be relied upon as an indicator of future performance. Our operating results in the future may fall below the expectations of securities analysts and investors. In this event, the trading price of our common stock will likely decrease significantly. Our future operating results may continue to fluctuate due to factors including:


    - the rate of growth of the Internet, especially outside of the U.S.;

    - demand for and market acceptance of our services;

    - the level of utilization of our network and our Internet services;

    - fluctuations in satellite transponder and telecommunications costs and availability;


    - costs relating to the expansion of our operations;


    - fluctuations in bandwidth and the amount of our services used by customers;

    - introductions of new Internet services by us and our competitors;

    - changes in our pricing policies and those of our competitors;


    - changes in the nature, application or enforcement of regulatory laws and policies;


    - economic conditions, particularly those related to the Internet industry; and

    - the length and variability of our sales cycle.


    In addition, a relatively large portion of our expenses are fixed in the short-term, particularly with respect to satellite transponder capacity and personnel. Our future operating results will be particularly sensitive to fluctuations in revenue because of these and other short-term fixed costs.


PROBLEMS ASSOCIATED WITH OPERATING IN INTERNATIONAL MARKETS COULD PREVENT US FROM ACHIEVING OR SUSTAINING OUR INTENDED GROWTH.

    The majority of our business is derived from ISPs and other businesses located in foreign countries. Our failure to manage our international operations effectively would limit the future growth of our business. We face certain inherent challenges in conducting international operations, such as:


    - telecommunications regulatory requirements or trade barriers that may restrict our ability to deliver Internet services to our customers;


    - the imposition of unanticipated fees, taxes and costs by foreign governments, which could significantly increase our costs;


    - political and economic instability disrupting the operations of our ISP customers;

    - protectionist laws and business practices favoring local competition potentially giving unequal bargaining leverage to competitors; and



    - currency fluctuations increasing the cost of our services to our international customers.



OUR OPERATIONS ARE VULNERABLE TO SECURITY BREACHES THAT COULD HARM THE QUALITY OF OUR SERVICES.



    Despite our design and implementation of a variety of network security measures, unauthorized access, computer viruses, accidental or intentional action and other disruptions to our network and those of our providers could occur. In addition, we may incur significant costs to prevent breaches in security or to alleviate problems caused by such breaches. Any breaches that may occur could harm the quality of our services and could result in liability to us or the loss of existing customers and difficulty in attracting future customers.


WE MAY NOT BE ABLE TO HIRE OR RETAIN KEY EMPLOYEES, WHICH COULD PREVENT US FROM EFFICIENTLY GROWING AND OPERATING OUR BUSINESS.


    The market for highly qualified personnel is intensely competitive. If we are unable to hire and retain the key personnel we need, we may provide poor service and have difficulty signing up new customers and maintaining current customers, which would cause our business to suffer. We are particularly dependent on our ability to increase significantly the size of our technical staff and sales and marketing organization with qualified candidates who speak at least one foreign language. In addition, if, for any reason, our senior executives do not continue to be active in management, our operations would suffer. We may lose some of our key personnel and any loss may seriously harm our business. We do not carry key person life insurance on any of our personnel.


CERTAIN MEMBERS OF OUR MANAGEMENT TEAM HAVE ONLY WORKED WITH US FOR A SHORT TIME AND FAILURE TO EFFECTIVELY INTEGRATE THEM COULD IMPAIR OUR ABILITY TO IMPLEMENT OUR STRATEGIES.


    We depend on the ability of our management team to effectively execute our strategies. We recently hired several of our key employees. In July 1999, we hired our Chief Financial Officer and Senior Vice President--Operations, in February 2000 we hired our Executive Vice President--Business and Legal Affairs and in March 2000 we hired our Chief Operating Officer. Because certain members of our management team have worked together only for a short period of time, we need to integrate these officers into our operations. To integrate into our operations, these individuals must spend a significant amount of time learning our business model and management system, in addition to performing their regular duties. Accordingly, the integration of new personnel has resulted and will continue to result in some disruption to our ongoing operations. If we fail to complete this integration in an efficient manner, our business and financial results will suffer.



OUR OVERALL STRATEGIC GOALS MAY BE HARMED IF WE DO NOT SUCCESSFULLY COMPLETE AND INTEGRATE FUTURE ACQUISITIONS INTO OUR OPERATIONS.



    The costs and challenges of our potential future acquisitions of key technologies, applications, operations or companies may harm us. An acquisition may result in the use of significant amounts of cash, potentially dilutive issuances of equity securities, incurrence of debt or amortization expenses related to goodwill and other intangible assets. We face a number of challenges in any acquisition including:


    - difficulties and unanticipated costs arising from the assimilation of the acquired operations, technologies, products, policies and personnel;

    - the diversion of management's attention from other business concerns;

    - risks related to entering markets or managing operations in which we have no or limited direct prior experience;

    - our inability to maintain uniform standards and controls; and

    - the potential loss of key employees of the acquired company.


WE MAY BE UNABLE TO PROTECT OUR INTELLECTUAL PROPERTY RIGHTS, OR MAY HAVE TO DEFEND CLAIMS OF THIRD PARTIES RELATING TO THEIR INTELLECTUAL PROPERTY RIGHTS, WHICH COULD PREVENT US FROM COMPETING EFFECTIVELY.



    While the design and configuration of our Internet network is proprietary to us, we have not patented our intellectual property rights and generally rely on the protections offered by trade secret law. We generally enter into confidentiality or licensing agreements with our employees, consultants and corporate partners, and generally control access to and distribution of our software, documentation and other proprietary information. Despite our efforts to protect our intellectual property rights, unauthorized parties may attempt to copy or otherwise obtain and use our technology or proprietary information. Policing unauthorized use is difficult, and we cannot be sure that the steps we have taken will prevent misappropriation of our technology or proprietary information, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the U.S.



    In addition, third parties may claim in the future that we violate their intellectual property rights. Any successful claim by others that we violate their intellectual property rights could seriously harm our business by forcing us to cease using important intellectual property or requiring us to pay monetary damages. Even if unsuccessful, these claims could harm our business by damaging our reputation, requiring us to incur legal costs and diverting the attention of our management personnel away from their normal business activities.



WE MAY FACE LIABILITY OR ADDITIONAL REGULATION AS A RESULT OF INFORMATION DISSEMINATED THROUGH OUR NETWORK.



    The liability we may face as a result of information disseminated through our network could have a negative impact on our financial condition. The law relating to the liability of online services companies and Internet access and content distributors for information carried on or disseminated through their networks is currently unsettled. It is possible that claims could be made against online services companies and Internet access providers under both U.S. and foreign law for defamation, negligence, copyright or trademark infringement or under other legal theories. Content distributed by us and our customers may be regulated or banned. Several private lawsuits seeking to impose liability on online services companies and Internet access providers are currently pending. In addition, legislation has been recently passed and continues to be proposed that imposes liability for or prohibits the transmission over the Internet of certain types of information. We carry general liability insurance, but it may not be adequate to compensate or may not cover us in the event we become liable for information carried on or disseminated through our network.


                         RISKS RELATED TO OUR INDUSTRY


WE FACE INTENSE COMPETITION FROM MANY OTHER COMPANIES AND IF WE DO NOT RESPOND TO THIS COMPETITION EFFECTIVELY, OUR REVENUES AND OVERALL MARKET SHARE MAY SUFFER.



    Our business of delivering Internet access to international ISPs via our network of leased satellite transponder space and fiber optic cable systems is intensely competitive. If we do not respond to this competition effectively, our revenues and overall market share may suffer. We expect to face additional competition from existing and new competitors. Our most common competitor is the Post, Telephone and Telegraph, or PTT, of the country where each of our customers is located. We also face competition from our satellite providers, Loral SpaceCom Corporation and PanAmSat International Systems, Inc., which offer some services to the international ISP community that are similar to our service offerings. We must distinguish ourselves in the international ISP marketplace through our pricing policies, the quality and distinctiveness of our service and the other Internet applications that we offer. As we sell our ESPRESSO VOICE services we will compete with the PTTs of the countries where we offer such services. As a result of our recent acquisition of certain assets and technology in the United Kingdom and our agreements with iBEAM and RealNetworks we will be delivering streaming content through our network. Although we intend to partner with content distributors, the services we provide may also make us a competitor in this industry. We may be unsuccessful in doing this. Some of our competitors have certain advantages over us, including:


    - substantially greater financial, technical and marketing resources;


    - more favorable regulatory treatment;


    - lower cost basis arising from satellite, cable or other facility ownership;

    - longer operating histories;

    - larger, more established customer bases;

    - greater name recognition; and

    - more established customer and vendor relationships.

    We cannot be certain that we will have the resources or expertise to compete successfully in the Internet-based services market.


OUR BUSINESS WILL NOT GROW WITHOUT INCREASED USE OF THE INTERNET, ESPECIALLY OUTSIDE OF THE U.S.


    Our success is largely a function of the growth in the use of the Internet, particularly outside of the U.S., and that growth is uncertain and depends on a variety of factors. The market for Internet connectivity, especially outside of the U.S., is new and evolving. As a result, our financial condition may be harmed if the market fails to develop, or develops more slowly than we expect. The growth of the market depends on several uncertain events or occurrences, including:

    - the growth of the Internet as a global communications and commerce medium;

    - the availability of personal computers in remote locations;


    - changes in the nature, application or enforcement of regulatory laws and policies;


    - the use by international ISPs and businesses of the Internet connectivity solutions we offer; and

    - general worldwide economic conditions.

    The Internet content delivery market is new and our business will suffer if these markets do not continue to develop. We cannot be certain that a sustainable market for content will emerge around the world. If it does not, an essential aspect of our business strategy, to expand the delivery of Internet content around the world, may fail.

WE MAY BE UNABLE TO MAINTAIN THE QUALITY OF OUR SERVICES AND MAY LOSE CUSTOMERS IF THE INTERNET INFRASTRUCTURE PROVES UNRELIABLE.


    Our future success depends, in part, upon the reliability of the Internet infrastructure. To the extent that the number of Internet users increases, the Internet may be unable to support the demands placed on it, which may cause its performance or reliability to decline. The Internet has experienced a variety of outages and other delays as a result of portions of its infrastructure. Any future outages or delays could harm our ability to provide connectivity to our customers. Moreover, critical issues concerning the commercial use of the Internet, including security, cost, ease of use and access, intellectual property ownership and other legal liability issues, remain unresolved and could inhibit the growth of Internet usage and harm our business.



THE INTERNATIONAL LEGAL ENVIRONMENT IN WHICH WE OPERATE IS UNCERTAIN AND WE COULD BE SUBJECTED TO BURDENSOME AND COSTLY REGULATIONS OR CLAIMS, WHICH WOULD CAUSE OUR BUSINESS TO SUFFER.



    Because almost all of our business is conducted outside the U.S. in over 90 countries, we are susceptible to the governmental regulations and legal uncertainties of foreign countries. Our failure to comply with foreign laws and regulations could cause us to lose customers, restrict us from entering profitable markets and seriously harm our business. In general, the laws of countries outside the U.S. governing the Internet and Internet services, to the extent they exist at all, vary widely, are unclear and in flux and have failed to keep pace with the rapid advancements in Internet technology and expanding Internet-based services offered. Partly because of these problems, and our view that local regulatory compliance is a greater concern for our ISP customers, we have not, and currently do not intend to, determine conclusively whether we comply with the requirements of any particular foreign country. Any one or more of the countries where we conduct business may require us to qualify to do business in that particular country, or may find that we are liable for certain taxes or tariffs, that we are otherwise subject to regulation or that we are prohibited from conducting our business in that country. We cannot assure you that we are currently in compliance with the legal requirements of any particular country or all of the countries outside the U.S. in which we conduct business, that we will be able to comply with any such requirements or that the requirements will not change in a way that would render the receipt of our services in a particular country illegal.



    Our customers also face many of the governmental and legal uncertainties that we face and are, or may become, subject to many of the same requirements to which we may be subject. We make no effort to determine whether our customers comply with applicable regulations. For example, a PTT in one country threatened several of our ISP customers with the claim that the receipt of our ESPRESSO satellite broadcast was illegal. The failure of our customers to comply with applicable laws and regulations could cause us to lose customers or otherwise seriously harm our business.


THE INTERNET INDUSTRY OPERATES IN AN UNCERTAIN LEGAL LANDSCAPE AND THE ADOPTION OR INTERPRETATION OF FUTURE OR EXISTING REGULATIONS COULD HARM OUR BUSINESS.


    In the U.S., our business and our network are susceptible to regulation by federal and state government agencies, including the U.S. Federal Communications Commission, or the FCC. However, the applicability of existing laws and regulations to the Internet and Internet services is not always clear. Furthermore, the laws and regulations regarding the Internet are in a constant state of flux. The application of new or existing laws or regulations to our business or our network could prevent or hinder us from providing service, cause us to lose customers, substantially increase our costs, or otherwise seriously harm our business. Certain of our services could be open to claims that they are subject to regulation by the FCC as basic transmission services. A finding that some of our services are basic transmission services and subject to regulation could affect the manner in which we provide service to our customers or the prices we charge for our services, could increase our costs by subjecting us to surcharges and the like, or could otherwise seriously harm our business.


    The Internet and the markets in which we offer our Internet services are relatively new. Many of the laws and regulations that govern us and the Internet have yet to be interpreted or enforced. It is likely that in the future many new laws will take effect that will regulate the Internet and the markets in which we operate. The applicability to the Internet of existing laws governing issues such as property ownership, copyrights and other intellectual property issues, taxation and tariffs, libel, consumer protection, obscenity, pricing and personal privacy is uncertain. Current and future laws and regulations may:

    - decrease the growth of the Internet;


    - regulate our business or network in ways that hinder or prevent us from providing service to our customers;


    - regulate our customers in ways that harm our ability to sell our services to them;

    - decrease demand for our services; and


    - impose taxes or other costly requirements or otherwise increase the cost of doing business.

WE MAY NOT BE ABLE TO KEEP PACE WITH RAPID TECHNOLOGICAL CHANGES OR EMERGING INDUSTRY STANDARDS WHICH COULD MAKE OUR SERVICES OBSOLETE AND UNMARKETABLE.

    Our services may become less useful to our customers if we are unable to respond to technological advances that shape the Internet or alternative technologies or services become available to them. Keeping pace with technological advances in our industry may require substantial expenditures and lead time. In addition, future advances in technology or fundamental changes in the way Internet access or other Internet services can be delivered may render our services obsolete or less cost competitive. We may not be able to adequately respond to or incorporate technological advances on a cost-effective or timely basis into our business.

                         RISKS RELATED TO OUR OFFERING

OUR COMMON STOCK PRICE MAY BE VOLATILE AND CAUSE US TO BECOME SUBJECT TO SECURITIES LITIGATION.

    The market price of our common stock may experience fluctuations in response to a number of factors, including:

    - actual or anticipated variations in our results of operations;

    - new services introduced by us or our competitors;

    - the entry of new competitors into one or more of our lines of business;

    - changes in financial estimates by security analysts;

    - conditions and trends in the Internet industry;


    - potential acquisitions; and



    - general market conditions.



    The Nasdaq National Market has experienced extreme price and volume fluctuations, as have other stock markets. Similar market fluctuations have affected the market prices of equity securities of many Internet and technology companies. The effects on the stock prices of these companies have often been unrelated or disproportionate to their operating performance. These broader market movements may negatively affect the market price of our common stock. Our stock price may also decline as a result of general economic, political and market conditions such as recession, interest rate changes or international currency fluctuations. Class action litigation has often been instituted following periods of volatility in the market price of a company's securities. If such litigation were brought against us, it could distract our management and may require us to incur significant expenses and possibly pay substantial damages.



YOU WILL EXPERIENCE IMMEDIATE AND SUBSTANTIAL DILUTION IN THE NET TANGIBLE BOOK VALUE OF THE STOCK YOU PURCHASE WHICH COULD NEGATIVELY AFFECT THE VALUE OF YOUR INVESTMENT.



    The initial public offering price of our common stock is substantially higher than the net tangible book value per outstanding share of common stock. Purchasers of our common stock will incur immediate and substantial dilution of $8.94 per share in the net tangible book value of our common stock from the assumed initial public offering price of $11. Additional dilution will occur upon the exercise of outstanding options.


THE LIQUIDITY OF OUR COMMON STOCK IS UNCERTAIN BECAUSE IT HAS NOT BEEN PUBLICLY TRADED AND MAY HAVE A LIMITED MARKET WHICH COULD DEPRESS OUR STOCK PRICE.

    There has been no public market for our common stock. We cannot predict the extent to which investor interest in our company will lead to the development of an active, liquid trading market. In this offering, we intend to sell our common stock primarily to a limited number of institutional investors, which could limit the development of an active trading market. Active trading markets generally result in lower price volatility and more efficient execution of buy and sell orders for investors. The initial public offering price will be determined by negotiations between InterPacket and the representatives of the underwriters and may bear no relationship to the price at which our common stock will trade upon completion of this offering.


THE SALE OF A SUBSTANTIAL NUMBER OF SHARES OF OUR COMMON STOCK BY OUR EXISTING STOCKHOLDERS AFTER THIS OFFERING MAY HARM OUR STOCK PRICE.



    Sales of a large number of shares of our common stock in the market after the offering or the perception that sales may occur could cause the market price of our common stock to drop. See "Shares Eligible for Future Sale" for a more detailed description of the substantial number of shares of common stock that will be available for sale in the public market following this offering.



WE HAVE BROAD DISCRETION IN USING THE PROCEEDS OF THIS OFFERING, AND IF WE DO NOT EFFECTIVELY UTILIZE THE PROCEEDS, OUR MARKET VALUE MAY DECLINE.


    Our management will have considerable discretion in the application of the net proceeds of this offering. The net proceeds may be used for corporate purposes that do not increase our profitability or market value.

AFTER THE OFFERING, OUR SIGNIFICANT STOCKHOLDERS WILL RETAIN SUBSTANTIAL VOTING CONTROL WHICH WILL ALLOW THEM TO INFLUENCE THE OUTCOME OF MATTERS SUBMITTED TO STOCKHOLDERS FOR APPROVAL IN A MANNER THAT MAY BE ADVERSE TO YOUR INTERESTS.


    Some of our stockholders own a large enough stake in us to have an influence on matters presented to the stockholders. Our officers, directors and greater than 5% stockholders, and their affiliates, will, in the aggregate, own approximately 70.7% of our outstanding common stock after this offering. If these parties acted in concert, they could influence, among other things, the election and removal of directors and any merger, consolidation or sale of all or substantially all of our assets. This concentration of ownership may delay or prevent a change in control which could discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, or control the outcome of any other matter submitted to the stockholders for a vote. As a result, this concentration of ownership may have a negative effect on our value and the price of our common stock. After the offering, Jeffrey Sudikoff a founder and our former Chairman of the Board, will own approximately 7.0% of our outstanding common stock. In 1999, he pled guilty to three violations in 1994 of federal securities laws relating to insider trading and willfully failing to file a Statement of Changes in Beneficial Ownership of Securities with the SEC with respect to another company's securities. Mr. Sudikoff has entered into a voting agreement with us under which a committee composed of three of our directors has an irrevocable proxy to vote his shares.


ANTITAKEOVER PROVISIONS IN OUR CHARTER DOCUMENTS AND DELAWARE LAW COULD PREVENT OR DELAY A CHANGE IN CONTROL OF OUR COMPANY, WHICH COULD HARM OUR STOCK PRICE.


    Delaware corporate law and our certificate of incorporation that will be in effect upon the completion of this offering will contain provisions that could delay, defer or prevent a change in control of our company or our management. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors and take other corporate actions. Our certificate of incorporation will authorize the board of directors to issue preferred stock with rights senior to the common stock without obtaining prior stockholder approval. As a result, these provisions could limit the price that investors are willing to pay in the future for shares of our common stock.

                           FORWARD-LOOKING STATEMENTS


    Some of the statements under "Prospectus Summary," "Risk Factors," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere in this prospectus constitute forward-looking statements. These statements involve known and unknown risks, uncertainties, and other factors that may cause our or our industry's actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. These factors include, among other things, those listed under "Risk Factors" and elsewhere in this prospectus. In some cases, you can identify forward-looking statements by terminology, including "may," "will," "should," "expect," "plan," "anticipate," "intend," "believe," "estimate," "predict," "potential" or "continue" or the negative of these terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including the risks outlined under "Risk Factors." Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.


                              -------------------


    ESPRESSO-REGISTERED TRADEMARK-, POWERED BY ESPRESSO-REGISTERED TRADEMARK- and INTERPACKET-REGISTERED TRADEMARK- are registered trademarks of InterPacket Networks, Inc. We have a trademark application pending for EUROPACKET-TM- and ESPRESSO BIZKIT-TM-. This prospectus contains other trade names, trademarks and service marks of InterPacket and of other companies.


                              -------------------

                                USE OF PROCEEDS


    The net proceeds to us from the sale of the shares being offered at an assumed initial public offering price of $11.00 per share are estimated to be $65.5 million, after deducting the underwriting discount and estimated offering expenses payable by us, or $75.5 million if the underwriters' over-allotment option is exercised in full.



    We intend to use approximately $25.0 million of the net proceeds of this offering to increase the capacity of our existing network through leases for additional satellite transponder space and fiber optic capacity and the purchase of fiber optic capacity, with the balance of the proceeds used to increase our sales and marketing personnel and activities, increase our working capital and for other general corporate purposes.


    We may use a portion of the net proceeds of this offering to acquire or invest in businesses, products, services or technologies complementary to our current business, through mergers, acquisitions, joint ventures or otherwise. However, we have no specific agreements or commitments with respect to these transactions.


    The timing and amount of our actual expenditures will be based on many factors, including cash flows from operations, the growth of our business and the availability of attractive acquisitions and investment opportunities. Our management will retain broad discretion as to the allocation of the net proceeds of this offering. We intend to invest the net proceeds of this offering in short-term, interest-bearing investment grade securities pending the above uses.


                                DIVIDEND POLICY

    We have never declared or paid cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future.

                                 CAPITALIZATION


    The following table sets forth our capitalization as of December 31, 1999 on an actual, pro forma and pro forma as adjusted basis. All share numbers give effect to our 2.2 for 1 stock split which will occur prior to completion of the offering.


    The Actual column reflects our capitalization as of December 31, 1999 on a historical basis, without any adjustments to reflect subsequent events or anticipated events.


    The Pro Forma column reflects conversion of our outstanding shares of preferred stock into 6,600,000 shares of our common stock upon completion of the offering.



    The Pro Forma As Adjusted column reflects our capitalization as of December 31, 1999 with the receipt of the estimated net proceeds from our sale of 6,500,000 shares of common stock at an assumed initial public offering price of $11 per share and the conversion of our outstanding shares of preferred stock into 6,600,000 shares of our common stock upon completion of the offering.



    None of the columns set forth below reflects the 6,820,000 shares reserved for issuance under our stock option plans as of December, 31, 1999, of which 5,705,884 shares were subject to outstanding options as of December 31, 1999.


    The table below should be read in conjunction with our balance sheet as of December 31, 1999 and the related notes, which are included at the end of this prospectus.


                                                        DECEMBER 31, 1999
                                              -------------------------------------
                                                                         PRO FORMA
                                                           PRO FORMA    AS ADJUSTED
                                               ACTUAL     (UNAUDITED)   (UNAUDITED)
                                              ---------   -----------   -----------
                                              (IN THOUSANDS, EXCEPT SHARE AMOUNTS)
Capital leases of satellite transponders
  (includes current maturities).............   $40,807      $40,807       $ 40,807
  Mandatorily redeemable preferred stock,
    $.001 par value:
    Authorized--3,000,000 shares
    Issued and outstanding
      3,000,000 shares, actual
      no shares, as adjusted................    14,824           --             --
Stockholders' equity (deficit):
  Common stock, $.001 par value:
    Authorized--50,000,000 shares
    Issued and outstanding
      26,826,573 shares, actual
      33,426,573 shares, pro forma..........        27           33             40
      39,926,573 shares, pro forma as
        adjusted
  Additional paid-in capital................    45,109       59,927        125,415
  Stockholder receivables...................       (35)         (35)           (35)
  Deferred compensation.....................   (30,585)     (30,585)       (30,585)
  Other comprehensive income................         2            2              2
  Deficit...................................   (12,126)     (12,126)       (12,126)
                                               -------      -------       --------
    Stockholders' equity....................     2,392       17,216         82,711
                                               -------      -------       --------
      Total capitalization..................   $58,023      $58,023       $123,518
                                               =======      =======       ========

                                    DILUTION


    Our pro forma net tangible book value as of December 31, 1999 was approximately $16.8 million or $0.50 per share. Pro forma net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities and divided by the total number of shares of common stock outstanding, assuming conversion of our outstanding preferred stock. Dilution in pro forma net tangible book value per share represents the difference between the amount per share paid by purchasers of common stock in this offering and the pro forma net tangible book value per share of common stock immediately after the completion of this offering. After giving effect to the sale of 6,500,000 shares of common stock offered by us at an assumed initial public offering price of $11 per share, and after deducting the underwriting discount and estimated offering expenses payable by us, our pro forma net tangible book value at December 31, 1999 would have been approximately
$82.3 million or $2.06 per share of common stock. This represents an immediate increase in pro forma net tangible book value of $1.56 per share to existing stockholders and an immediate dilution of $8.94 per share to new investors purchasing common stock in this offering. The following table illustrates this dilution on a per share basis:



Assumed initial public offering price per share.............             $  11.00
Pro forma net tangible book value per share before the
  offering..................................................  $   0.50
Increase per share attributable to new investors............      1.56
                                                              --------
Pro forma net tangible book value per share after the
  offering..................................................                 2.06
                                                                         --------
Pro forma net tangible book value dilution per share to new
  investors.................................................             $   8.94
                                                                         ========



    The following table summarizes on a pro forma basis, after giving effect to this offering, as of December 31, 1999, the differences between the existing stockholders and new investors with respect to the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid (based upon an assumed initial public offering price of $11.00 per share and before deducting the underwriting discounts and commissions and our estimated offering expenses):



                                           SHARES PURCHASED        TOTAL CONSIDERATION
                                         ---------------------   -----------------------   AVERAGE PRICE
                                           NUMBER     PERCENT       AMOUNT      PERCENT      PER SHARE
                                         ----------   --------   ------------   --------   -------------
Existing stockholders..................  33,426,573      83.7%   $ 26,886,746      27.3%     $   0.80
New investors..........................   6,500,000      16.3      71,500,000      72.7         11.00
                                         ----------              ------------
Totals.................................  39,926,573     100.0%   $ 98,386,746     100.0%     $   2.46
                                         ==========    ======    ============    ======



    The preceding tables assume conversion of the preferred stock and no exercise of the underwriters' over-allotment option and exclude 6,820,000 shares of common stock reserved for issuance under our stock option plans, of which 5,705,884 were subject to outstanding options as of December 31, 1999 at a weighted average exercise price of $1.54 per share. To the extent these options are exercised, there will be further dilution to new investors. See "Management--Option Plans" and Notes 7 and 13 of our notes to consolidated financial statements appearing at the end of this prospectus.

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


    You should read the selected consolidated financial information set forth below in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes appearing at the end of this prospectus. The consolidated statement of operations data and selected consolidated balance sheet data set forth below for the fiscal years ended December 31, 1997, 1998 and 1999 have been derived from our audited consolidated financial statements appearing at the end of this prospectus. The historical results are not necessarily indicative of results to be expected for any future period.



                                                                YEAR ENDED DECEMBER 31,
                                               ----------------------------------------------------------
                                                  1995          1996         1997       1998       1999
                                               -----------   -----------   --------   --------   --------
                                               (UNAUDITED)   (UNAUDITED)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
  Revenue:
    Network services.........................     $  --         $   --      $  583    $ 4,115    $ 10,789
    Traditional telecom services.............        --             43       1,176      7,295       2,685
                                                  -----         ------      ------    -------    --------
      Total revenue..........................        --             43       1,759     11,410      13,474
                                                  -----         ------      ------    -------    --------
  Operating expenses:
    Cost of network services.................        --             --         458      5,789      11,285
    Cost of traditional telecom services.....        --             14         548      5,023       1,329
    Selling and marketing expenses...........        --             --         132        828       2,397
    General and administrative expenses......        --             43         454      1,098       4,686
    Non-cash compensation charges............        --             --          --         --       2,488
    Depreciation and amortization............        --              2           9         88       1,346
                                                  -----         ------      ------    -------    --------
      Total operating expenses...............        --             59       1,601     12,826      23,531
                                                  -----         ------      ------    -------    --------
  Income (loss) from operations..............        --            (16)        158     (1,416)    (10,057)
  Other income (expense).....................        --             18           1         20        (832)
                                                  -----         ------      ------    -------    --------
  Income (loss) before provision for income
    taxes....................................        --              2         159     (1,396)    (10,889)
  Provision (benefit) for income taxes.......        --             --          70        (68)          1
                                                  -----         ------      ------    -------    --------
  Net income (loss)..........................        --              2          89     (1,328)    (10,890)
                                                  =====         ======      ======    =======    ========
  Basic and diluted income (loss) per common
    share....................................     $  --         $ 0.00      $ 0.01    $ (0.07)   $  (0.48)
                                                  =====         ======      ======    =======    ========
  Weighted average number of common shares...        --          8,380      15,950     18,506      22,862
                                                  =====         ======      ======    =======    ========
  Pro forma basic and diluted loss per common
    share (unaudited)........................                                                    $  (0.46)
                                                                                                 ========
  Weighted average number of common shares
    used to compute pro forma loss per common
    share (unaudited)........................                                                      23,767
                                                                                                 ========



                                                                    DECEMBER 31,
                                             ----------------------------------------------------------
                                                1995          1996         1997       1998       1999
                                             -----------   -----------   --------   --------   --------
                                             (UNAUDITED)   (UNAUDITED)
CONSOLIDATED BALANCE SHEET DATA:
Cash.......................................      $ --        $     2     $     --   $      2   $ 15,948
Total assets...............................        --             38          952      3,077     64,291
Capital leases, net of current portion.....        --             --           --         --     38,669
Mandatorily redeemable preferred stock.....        --             --           --         --     14,824
Retained earnings (deficit)................        --              2           92     (1,236)   (12,126)
Stockholders' equity.......................        --              5          168       (905)     2,392

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


    THE FOLLOWING DISCUSSION AND ANALYSIS OF OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS SHOULD BE READ IN CONJUNCTION WITH OUR CONSOLIDATED FINANCIAL STATEMENTS AND THE RELATED NOTES APPEARING AT THE END OF THIS PROSPECTUS. OUR DISCUSSION CONTAINS FORWARD-LOOKING STATEMENTS BASED UPON CURRENT EXPECTATIONS THAT INVOLVE RISKS AND UNCERTAINTIES, SUCH AS OUR PLANS, OBJECTIVES, EXPECTATIONS AND INTENTIONS. ACTUAL RESULTS AND THE TIMING OF EVENTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THESE FORWARD-LOOKING STATEMENTS AS A RESULT OF A NUMBER OF FACTORS, INCLUDING THOSE SET FORTH UNDER "PROSPECTUS SUMMARY," "RISK FACTORS," "USE OF PROCEEDS," "BUSINESS" AND ELSEWHERE IN THIS PROSPECTUS.


OVERVIEW


    We operate a satellite-based, high performance Internet network that delivers Internet services to international ISPs and other businesses in more than 90 countries. Our global network's open technical architecture enables us to provide multiple categories of Internet services:



    - global connectivity to the Internet backbone;



    - enhanced Internet services, such as Internet telephony; and



    - Internet content distribution, such as newsfeeds and streaming media.



    We were incorporated in California in August 1995 under the name Territorial Media, Inc. and we changed our name to InterPacket Group, Inc. in June 1996. In November 1999, we reincorporated in the State of Delaware under the name InterPacket Group, Inc. and changed our name to InterPacket Networks, Inc. in February 2000. In 1997 and most of 1998, we generated most of our revenues through the sale of traditional telecom services, consisting of traditional switch-based telephony. At that time our primary customer was STAR Telecommunications, Inc., an international long distance company. In the third quarter of 1998, we began to focus our sales and marketing efforts on the delivery of Internet services and began to offer our ESPRESSO connectivity product worldwide. While we continued to provide traditional telecom services in 1999, we have stopped actively soliciting customers for this area of our business and, over time, we have allowed that particular customer base to gradually decline. For the year ending December 31, 2000 and beyond, we do not anticipate generating any meaningful revenue from traditional telecom services.


    REVENUE

    We have derived revenue from two sources, the sale of high performance Internet-based network services, including connectivity and multi-point newsfeeds, and the sale of traditional telecom services. Revenue from network services is derived from monthly fees payable by international ISPs for the delivery of services. The amount of these fees varies, depending on the level of bandwidth contracted for our customers and the nature of the other Internet services that we deliver to them. Our international ISP customers are billed for connectivity services and those fees are generally collected on a monthly basis, in advance. Revenue is recognized in the month that our network services are provided. Our ESPRESSO VOICE services will be billed to the customer monthly, based on minutes of use, after the month of usage with revenue recognized at the time of usage. To date, we have not been subject to any material currency or collection risk from our network services business, as most of our customers are billed in U.S. dollars prior to the delivery of services. Our risk of collection will increase in future periods to the extent we increase revenue from international telephony services, as these services are billed after delivery based on minutes of use. We also believe that our currency risk will increase if we begin to accept payment for our network services in foreign currencies. In 1999, we derived a significant majority of our revenue through the sale of network services and in 2000, we anticipate that substantially all of our revenue will be derived from this business area.

    In 1997 and 1998, we derived a majority of our revenue from the sale of traditional telecom services transmitted over a traditional switched-based network. Traditional telecom services are billed on a monthly basis after the month of usage based on minutes carried over our network. Revenue is recognized at the time of customer usage. In recent periods, we have greatly reduced the delivery of traditional telecom services and expect revenue from such services to decline significantly in future periods. We also intend to provide all of our future telephony services over our network and the Internet, via our ESPRESSO VOICE service.



    In providing our network application services, we are dependent on uninterrupted satellite service which is currently provided by five vendors. In the past, we experienced one significant interruption in satellite transmission service for which we did not receive reimbursement from the provider. In connection with this transmission failure, we refunded approximately $20,000 to our customers. An extended period of disruption could harm our financial position and results of operations.


    COST OF NETWORK SERVICES

    Our cost of network services consists primarily of leasing costs attributable to satellite transponder space, teleports, equipment, expenses attributable to leased fiber optic cable lines and Internet backbone interconnection costs. The life of our satellite transponder space leases accounted for in cost of network services ranges from one to five years and is typically less than one year for our fiber optic cable lines. We anticipate an increase in network services expenses in future periods as we expand our Internet services.

    COST OF TRADITIONAL TELECOM SERVICES

    Cost of traditional telecom services consists primarily of the rate-per-minute charges of the telecommunications vendors that terminate our switch-based telephone traffic for us. We do not anticipate incurring any meaningful traditional telecom services expenses for the year ending
December 31, 2000 and beyond, as we convert our remaining switch-based telecom business to ESPRESSO VOICE.

    SELLING AND MARKETING EXPENSES

    Selling and marketing expenses consist of salaries, commissions and related expenses for personnel engaged primarily in sales, marketing, customer service, professional service expenses and travel and trade show expenses. We anticipate that selling and marketing expenses will increase in future periods, both in absolute dollars and as a percentage of revenues, as we add sales staff and increase our presence internationally through, among other things, the establishment of sales offices abroad.

    GENERAL AND ADMINISTRATIVE EXPENSES

    General and administrative expenses consist of salaries and related expenses for executive, administrative and operational personnel and other general corporate expenses. We expect general and administrative expenses to increase, both in absolute dollars and as a percentage of revenues, in future periods as we expand our executive and support staff and incur additional costs relative to the growth of our business.

    NON-CASH COMPENSATION CHARGES

    Non-cash compensation charges consist of the amortization of deferred stock compensation resulting from the grant of stock options or purchase of shares of stock at exercise or sale prices subsequently deemed to be less than the fair value of the common stock on the grant date as well as charges relating to the accelerated vesting of stock options. This amount is included as a reduction of stockholders' equity and is amortized ratably over the vesting period of the individual options, generally three years. In 1999, the non-cash compensation charge was $2.5 million and we expect it to be $10.4 million in each of 2000 and 2001 and $9.8 million in 2002, based on options issued prior to December 31, 1999.

    DEPRECIATION AND AMORTIZATION

    Depreciation and amortization is generated primarily from our leased satellite transponders, high speed routers and other equipment and peripherals necessary to provide our customers with our network services. With a portion of the proceeds of this offering we intend to purchase indefeasible rights of use on transoceanic fiber optic cable systems. We also intend to enter into additional long-term leases for satellite transponder space and we will account for these leases as capital items. Thus, we expect depreciation to increase significantly, both in absolute dollars and as a percentage of revenue, in future periods.

    OTHER INCOME (EXPENSE)

    Other income consists of earnings on our cash and cash equivalents. Other expense consists primarily of interest expense on our capitalized satellite transponder space leases. We anticipate that our interest expense will continue to increase as we lease additional satellite transponder space.

    We intend to continue investment in our network and personnel to support the growth and expansion of our business, and we do not expect to be profitable in the foreseeable future.

RESULTS OF OPERATIONS

    The following table sets forth our statement of operations data as a percentage of revenue for the periods indicated. This information should be read in conjunction with the consolidated financial statements and notes included elsewhere in this prospectus.


                                                              YEAR ENDED DECEMBER 31,
                                                        ------------------------------------
                                                          1997          1998          1999
                                                        --------      --------      --------
Revenue:
  Network services....................................      33%           36%           80%
  Traditional telecom services........................      67            64            20
                                                          ----         -----         -----
    Total revenue.....................................     100%          100%          100%
Operating expenses:
  Cost of network services............................      26            51            84
  Cost of traditional telecom services................      31            44            10
  Selling and marketing expenses......................       8             7            18
  General and administrative expenses.................      26            10            35
  Non-cash compensation charges.......................      --            --            18
  Depreciation and amortization.......................       1             1            10
    Total operating expenses..........................      91           112           175
  Income (loss) from operations.......................       9           (12)          (75)
Other income (expense)................................      --            --            (6)
Income (loss) before provision for income taxes.......       9           (12)          (81)
Provision (benefit) for income taxes..................       4            (1)           --
Net income (loss).....................................       5%          (12)%         (81)%


YEAR ENDED DECEMBER 31, 1999 COMPARED TO YEAR ENDED DECEMBER 31, 1998

    REVENUE


    Network services revenue increased 162% from $4.1 million in 1998 to $10.8 million in 1999. Revenue from traditional telecom services decreased 63% from $7.3 million in 1998 to $2.7 million in 1999. Our network services revenue increased due to growth in the number of new ISP customers, as well as an increase in sales to existing ISP customers as a result of bandwith upgrades. Revenue from the sale of traditional telecom services declined as we continued to de-emphasize traditional switch-based telephone services and focus our sales efforts almost entirely on network services. In 2000 and beyond, we do not anticipate generating meaningful revenue from traditional telecom services.


    OPERATING EXPENSES


    COST OF NETWORK SERVICES.  Cost of network services increased 95% from
$5.8 million in 1998 to $11.3 million in 1999 but decreased as a percentage of network services revenue from 141% in 1998 to 105% in 1999. This absolute increase was due to investments in our network infrastructure, particularly increased satellite transponder space and fiber optic capacity, to support current and anticipated future growth in revenue. We expect our cost of network services to continue to grow, as we plan to aggressively pursue the expansion of our Internet services to new customers and markets.


    COST OF TRADITIONAL TELECOM SERVICES. Cost of traditional telecom services decreased 74% from $5.0 million in 1998 to $1.3 million in 1999 and decreased as a percentage of traditional telecom services revenue from 69% in 1998 to 49% in 1999. The absolute reduction in expenses was a result of deemphasizing traditional telecom services.


    SELLING AND MARKETING EXPENSES. Selling and marketing expenses increased 189% from $828,000 in 1998 to $2.4 million in 1999. As a percentage of revenues, selling and marketing expenses increased from 7% to 18% period to period. These expenses increased primarily as a result of increased staffing levels in all areas of our company, and increased sales and marketing efforts to grow our network services.


    GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses increased 327% from $1.1 million in 1998 to $4.7 million in 1999. As a percentage of revenues, general and administrative expenses increased from 10% to 35% period to period, primarily due to our increase in staff and additional facility costs.


    NON-CASH COMPENSATION CHARGE.  Non-cash compensation charge was
$2.5 million in 1999. We did not have a non-cash compensation charge in 1998. The remaining deferred compensation of $30.6 million will be amortized ratably over the vesting period of the individual options which is generally three years.


    DEPRECIATION AND AMORTIZATION. Depreciation and amortization increased 1,438% from $88,000 in 1998 to $1.3 million in 1999. This increase was primarily due to the depreciation of equipment needed to accommodate our growing customer base including capital leases for satellite transponder space. We expect depreciation to increase in absolute dollars and as a percentage of revenues as we further develop and expand our network by acquiring transoceanic fiber optic cable lines and enter into long term leases for satellite transponder space that we intend to account for as capital items.

    OTHER INCOME (EXPENSE). Other income (expense) decreased from net other income of $20,000 in 1998 to a net other expense of $832,000 in 1999. This increase in net expense was primarily due to an increase in interest expense of $943,000 relating to increased acquisitions of capital assets, partially offset by an increase in interest income of $183,000.

YEAR ENDED DECEMBER 31, 1998 COMPARED TO YEAR ENDED DECEMBER 31, 1997

    REVENUE

    Revenue from network services increased 606% from $583,000 in 1997 to $4.1 million in 1998. Revenue from traditional telecom services increased 520% from $1.2 million in 1997 to $7.3 million in 1998. Revenue from network services increased primarily due to growth in the number of new international ISP customers. Revenue from traditional telecom services grew due to the addition of new international destinations during the latter part of 1997 and throughout 1998.

    OPERATING EXPENSES

    COST OF NETWORK SERVICES. Cost of network services increased 1,164% from $458,000 in 1997, to $5.8 million in 1998. This increase was due to investments in our network infrastructure to support current and anticipated future growth in network services revenue.

    COST OF TRADITIONAL TELECOM SERVICES. Cost of traditional telecom services increased 817% from $548,000 in 1997 to $5.0 million in 1998. This increase was due primarily to our purchasing telecom services from third parties to enable us to offer telecom services to specific high volume international destinations through the latter part of 1997 and through the first three quarters of 1998.


    SELLING AND MARKETING EXPENSES. Selling and marketing expenses increased 529% from $132,000 in 1997 to $828,000 in 1998. As a percentage of revenue, selling and marketing expenses remained relatively constant at approximately 7% of revenue from period to period. These expenses increased primarily as a result of increased staffing levels in all areas of our company and increased sales and marketing efforts coinciding with the growth of our network services.



    GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses increased 142% from $454,000 in 1997 to $1.1 million in 1998, primarily as a result of increased staffing levels in all areas of our company coinciding with the growth in revenues. As a percentage of revenue, general and administrative expenses decreased from 26% in 1997 to 10% in 1998.


    DEPRECIATION AND AMORTIZATION. Depreciation and amortization increased 833% from $9,000 in 1997 to $88,000 in 1998. This increase is primarily due to the depreciation of equipment needed to accommodate the increase in our growing customer base for network services.

    OTHER INCOME (EXPENSE). Net other income increased $19,000 from a net other income of approximately $1,000 in 1997 to $20,000 in 1998. The increase is primarily due to a $22,000 increase in interest income from investing funds raised from private placements of common stock.

QUARTERLY RESULTS OF OPERATIONS

    The following table sets forth unaudited quarterly statement of operations data for the eight quarters ended December 31, 1999. This unaudited quarterly information has been derived from our unaudited financial statements and, in the opinion of our management, includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information for the periods covered. The quarterly data should be read in conjunction with our consolidated financial statements and related notes. The operating results for any quarter are not necessarily indicative of the operating results for any future period.

                                                                          QUARTER ENDED
                                     ---------------------------------------------------------------------------------------
                                     MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,
                                       1998       1998       1998        1998       1999       1999       1999        1999
                                     --------   --------   ---------   --------   --------   --------   ---------   --------
                                                                    (UNAUDITED, IN THOUSANDS)
Revenue:
  Network services.................   $  508     $  690     $1,404     $ 1,513    $ 1,916    $ 2,149     $ 2,997    $ 3,727
  Traditional telecom services.....      484      1,288      3,479       2,044      1,160        752         513        260
                                      ------     ------     ------     -------    -------    -------     -------    -------
    Total revenue..................      992      1,978      4,883       3,557      3,076      2,901       3,510      3,987
                                      ------     ------     ------     -------    -------    -------     -------    -------

Operating expenses:
  Cost of network services.........      564      1,005      1,803       2,417      2,456      2,800       2,792      3,237
  Cost of traditional telecom
    services.......................      341        833      2,138       1,711        900        204          72        153
  Selling and marketing expenses...       93        149        305         281        357        486         606        948
  General and administrative
    expenses.......................      143        235        255         465        511        641       1,535      1,999
  Non-cash compensation charges....       --         --         --          --         --        145         171      2,172
  Depreciation and amortization....        6         16         27          39         44         68         351        883
                                      ------     ------     ------     -------    -------    -------     -------    -------
    Total operating expenses.......    1,147      2,238      4,528       4,913      4,268      4,344       5,527      9,392
                                      ------     ------     ------     -------    -------    -------     -------    -------

Income (loss) from operations......     (155)      (260)       355      (1,356)    (1,192)    (1,443)     (2,017)    (5,405)
Other income (expense).............        5          5          3           7          8         26        (250)      (617)
Provision (benefit) for income
  taxes............................      (60)        (8)        51         (51)        --         --          --         --
                                      ------     ------     ------     -------    -------    -------     -------    -------
Net income (loss)..................   $  (90)    $ (247)    $  307     $(1,298)   $(1,184)   $(1,417)    $(2,267)   $(6,022)
                                      ======     ======     ======     =======    =======    =======     =======    =======

    The following table sets forth certain selected items from our unaudited quarterly statements of operations as a percentage of revenue for the quarters indicated:

                                                                           QUARTER ENDED
                                      ---------------------------------------------------------------------------------------
                                      MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,
                                        1998       1998       1998        1998       1999       1999       1999        1999
                                      --------   --------   ---------   --------   --------   --------   ---------   --------
                                                                            (UNAUDITED)
Revenue:
  Network services..................     51%        35%         29%        43%         62%        74%        85%         93%
  Traditional telecom services......     49         65          71         57          38         26         15           7
                                        ---        ---         ---        ---        ----       ----       ----        ----
    Total revenue...................    100%       100%        100%       100%        100%       100%       100%        100%

Operating expenses:
  Cost of network services..........     57         51          37         68          80         97         80          81
  Cost of traditional telecom
    services........................     34         42          44         48          29          7          2           4
  Selling and marketing expenses....      9          8           6          8          12         17         17          24
  General and administrative
    expenses........................     14         12           5         13          17         22         44          50
  Non-cash compensation charge......     --         --          --         --          --          5          5          54
  Depreciation and amortization.....      1          1           1          1           1          2         10          22
    Total operating expenses........    116        113          93        138         139        150        157         236

Income (loss) from operations.......    (16)       (13)          7        (38)        (39)       (50)       (57)       (136)
Other income (expense)..............      1          0           0          0           0          1         (7)        (15)
Provision (benefit) for income
  taxes.............................     (6)         0           1         (1)          0          0          0           0
Net income (loss)...................     (9)%      (12)%         6%       (36)%       (38)%      (49)%      (65)%      (151)%

LIQUIDITY AND CAPITAL RESOURCES


    Since inception, we have financed our operations primarily through private sales of common stock and preferred stock, which through December 31, 1999, totaled approximately $26.8 million. Net cash provided by financing activities was $25.4 million in 1999, and $255,000 in 1998. Net cash provided by financing activities in 1999 resulted primarily from the sale of $4.5 million of our common stock through our private placement of shares in April and $6.7 million in September and from the sale of $14.8 million of our preferred stock through our private placement of shares in November. Net cash provided by financing activities in 1998 consisted primarily of proceeds from the sale of common stock to individual investors for $250,000.


    Net cash used in operating activities was approximately $6.9 million in 1999, compared to cash provided by operations of $438,000 in 1998. Net cash used in operating activities in 1999 resulted primarily from the net operating loss.

    Net cash used in investing activities was $2.6 million in 1999, and $691,000 in 1998. Net cash used in investing activities for each of these periods resulted primarily from purchases of property and equipment.

    As of December 31, 1999 we had $15.9 million of cash. As of that date, our principal commitments consisted of obligations outstanding under capital and operating leases for satellite transponder space and related facilities, for which we have contractual commitments of $18.0 million for the next 12 months. We anticipate a substantial increase in our lease commitments and our cash needs, consistent with the anticipated growth in operations and infrastructure, including additional satellite transponder space and the acquisition of fiber optic cable capacity.


    We have also committed to lease three additional transponders on one existing satellite under leases that start on August 15, 2000, May 15, 2001 and November 15, 2001 and continue through the end of their useful lives, which is expected to be October 2013. Estimated future payments under these commitments are approximately $56.5 million, of which $569,000 will be paid during 2000.

    We anticipate that we will continue to experience significant growth in our operating expenses for the foreseeable future and that our operating expenses will be a material use of our cash resources. Also, we anticipate substantial expenditures and use of cash resources in our efforts to expand our international ISP customer base.



    We currently anticipate that the net proceeds of this offering, together with funds on hand, will be sufficient to meet our anticipated needs for working capital and capital expenditures through at least the next 12 months. We intend to use approximately $25.0 million of the net proceeds of this offering to increase the capacity of our existing network through leases for additional satellite transponder space and fiber optic capacity with the balance of the proceeds used to increase our sales and marketing personnel and activities, increase our working capital and for other general corporate purposes. If the offering is not completed and we decide to continue with our operating plan, we will have to seek capital in the private marketplace, which, if available at all, may be at lower valuations than would be available in the public market. We may also need to raise additional funds prior to the expiration of such period if, for example, we pursue acquisitions or experience operating losses that exceed our current expectations. In any event, we cannot be certain that additional financing will be available to use on favorable terms when required, or at all. Alternatively, if we are not successful in raising funds through this offering or a transaction in the private marketplace, we will have to take certain steps, such as delaying the acceptance of services under our fixed fee contracts, renegotiating certain long-term contracted obligations and reducing the number of our employees, to reduce our regular capital needs. Under this restricted operating plan, we believe that funds on hand will be sufficient to meet our anticipated needs for working capital and capital expenditures through at least the next 12 months if the offering is not completed.


QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

    We provide services primarily to customers located outside of the U.S. Thus, our financial results could be impacted by foreign currency exchange rates and market conditions abroad. As all of our services are paid for in U.S. dollars, a strong dollar could make the cost of our services more expensive than the services of non-U.S. based providers in foreign markets. We have not used derivative instruments to hedge our foreign exchange risks though we may choose to do so in the future. Our interest income is sensitive to changes in U.S. interest rates but we do not believe that we are subject to any material market risk exposure.

                                    BUSINESS

OVERVIEW


    We operate a satellite-based, high performance Internet network that delivers Internet services to international ISPs and other businesses in more than 90 countries. Our proprietary network design integrates the broadcast capabilities of satellites with Internet networking technologies to offer our customers an expandable, or scalable, solution to the constraints of the public Internet infrastructure. Our global network's open technical architecture enables us to provide multiple categories of Internet services, including:



    - global high bandwidth, or broadband, connectivity to the Internet backbone;



    - enhanced Internet services, such as Internet telephony; and


    - Internet content distribution, such as newsfeeds and streaming media.


From December 31, 1998 to December 31, 1999, we increased the number of our customers from 69 to 343 and as of March 27, 2000 we had over 500 customers worldwide.


INDUSTRY BACKGROUND

    THE EXPANSION OF THE INTERNET


    Strain on the worldwide Internet infrastructure is increasing, especially outside the U.S., as the number of Internet users grows and as their bandwidth needs expand. Connectivity provides access to the Internet and, once established, avails Internet users of a variety of services, including Web site browsing, content downloading, personal and business messaging, e-commerce, Internet telephony and streaming audio and video broadcasting. International Data Corporation estimates that the number of active Internet users worldwide will grow from approximately 261 million in 1999, of which approximately 59% resided outside of the U.S., to approximately 623 million by the end of 2003, of which approximately 68% will reside outside of the U.S. Once online, users quickly become more selective, demanding faster, more reliable access, a broad choice of Internet-based services from their ISPs and richer, more interactive Web sites. Despite an anticipated expansion in the number of Internet users worldwide, advances in the global telecommunications infrastructure and the public Internet have failed to keep pace with user demand. When connecting to and navigating the Internet, international ISPs and their subscribers suffer numerous problems caused by limited access to the Internet backbone, poor telecommunications infrastructure and low bandwidth availability. These difficulties are likely to increase as demand grows for rich Internet content, such as streaming audio and video.

    The table below sets forth the estimated worldwide growth in active Internet users from 1999 to 2003 on a region-by-region basis based on International Data Corporation estimates:



              ESTIMATED WORLDWIDE GROWTH OF ACTIVE INTERNET USERS
                                  1999 - 2003
                             (IN MILLIONS OF USERS)



                                                                                                  COMPOUND
                                                                                                   ANNUAL
                                                            1999                  2003             GROWTH
                                                     -------------------   -------------------      RATE
REGION                                                TOTAL        %        TOTAL        %       1999-2003
------                                               --------   --------   --------   --------   ----------
Western Europe.....................................    90.3       34.5%      223.6      35.9%       25.6%
Asia and Pacific Rim...............................    41.1       15.7       137.5      22.1        35.2
Latin America (includes Mexico)....................     7.1        2.7        19.1       3.1        28.3
Eastern Europe, Africa, Middle East................     3.7        1.4        19.7       3.2        52.4
North America (U.S. and Canada)....................   119.3       45.7       223.4      35.8        17.0
                                                      ------     -----      ------     -----       -----
  Total............................................   261.5      100.0%      623.3     100.0        24.3%


    GLOBAL INFRASTRUCTURE CHALLENGES


    The Internet relies on the global telecommunications infrastructure to deliver an increasing variety of business applications and media. At the same time, the swift growth of the Internet outside the U.S. and Europe is constrained by the inadequacy of its infrastructure. In many parts of the world, fiber-based Internet service is unavailable and other terrestrial connections may be unreliable or in short supply due to the quality and availability of local PTT facilities. For many of our customers, PTTs are their sole source of telecommunications services. ISPs in many international markets must overcome bottlenecks such as limited access to the Internet backbone, poor network architecture and telecommunications infrastructure and a relative lack of bandwidth provisioning from the local telecommunications provider. Network performance may also be adversely affected by the inherent asymmetry of Web traffic, where most of the bandwidth required is for the receipt of Web pages from the Internet by the user. Network performance may be further diminished by the necessity of routing data across multiple hops, or links, through multiple networks. These shortcomings can severely impact the network performance of an ISP and the quality of service that it provides to its subscribers.


    Even in the U.S. and Europe, where broadband connectivity is more widely available than in the rest of the world, the public Internet infrastructure nevertheless requires multiple hops between routers to get from one point to another reducing the quality and efficiency of the network. The Internet's current infrastructure is poorly designed to efficiently transmit to other countries increasingly bandwidth-intensive Internet content, such as broadcast-style programming, streaming media, large graphics and animation. Web site owners, traditional entertainment and media companies, Internet media companies and creators of new online applications are making greater demands on the public Internet infrastructure with the transmission of graphics, high-definition images, video and audio streaming, animation and software downloads.


    Companies that provide Internet content and store it in servers close to end users, known as edge servers, provide only part of the solution to the public Internet limitations. Content distributors need a means to deliver data to their servers in an efficient manner. Repeatedly sending individual point-to-point transmissions to thousands of servers around the world is a costly and inefficient use of bandwidth and has the potential to significantly increase Internet infrastructure congestion.


    FACILITATING THE CONTINUED GROWTH OF THE INTERNET

    A number of Internet companies have attempted to address the international architectural limitations of the Internet and the demand for bandwidth-intensive Internet content. Caching, or the frequent storage of commonly accessed Internet data and images in a server closer to the end user, offers a hardware and software solution to reduce transmission costs and delays. Outsourced Web server management by content hosting companies enables Web sites to increase server reliability by establishing servers on multiple points on the Internet. Terrestrial broadband services are being advanced by traditional telecommunications companies and Internet backbone providers in an effort to address the last mile limitation for Internet users.


    Ultimately, none of these solutions sufficiently address the inherent limitation of the infrastructure abroad. Caching requires expensive hardware and software and does not address the need of Web site owners to continually deliver their high performance Internet content reliably across the many interconnecting networks that comprise the Internet. Web hosting is not designed to avoid transmission disruption difficulties encountered as data and content traverse the public Internet to the end user. Last mile solutions must rely on terrestrial network connections and do not avoid congestion or degradation of quality that arise as transmissions pass through various infrastructure intersections across the Internet.



    Conversely, satellites deliver Internet services and broadcast content in a simultaneous, point-to-multipoint manner to locations throughout the world. Satellite-based networks overlay the public Internet around the world, reducing hops, which:



    - avoids bottlenecks;



    - improves broadcast quality;



    - lowers distribution costs; and


    - expands the availability of content to Internet users worldwide.

When comprehensively managed in a network that intelligently integrates satellite and Internet protocol technologies, satellites are able to reach remote places inadequately served by local telecommunications infrastructures and can make broadband connectivity and the resulting flow of e-commerce, rich content, and broadcast programming globally available.

THE INTERPACKET SOLUTION


    Our satellite-based Internet network overlays the public Internet around the world and offers solutions to many of the limitations of the current global Internet infrastructure. Our network currently incorporates nine geostationary satellites, uplinked from six strategically located earth-based satellite transmission stations, or teleports, and allows for the rapid delivery of Internet connectivity services worldwide. ESPRESSO, and ESPRESSO BIZKIT, our branded satellite-based Internet connectivity services, supplement or bypass local and international telecommunications connections, enabling our ISP customers to deliver a more reliable, higher quality of Internet service to their subscribers. Our enhanced Internet services, including ESPRESSO VOICE, our Internet telephony service, are complementary to the broadband access we provide to our international ISP customers and create additional revenue opportunities.



    The broadcast capabilities of our satellite network create an efficient, reliable means for Internet content distributors to transmit bandwidth-intensive forms of rich, Web-based content simultaneously to multiple locations, known as multicasting, around the world. We currently broadcast ESPRESSO NEWS, our aggregated newsfeed, and we recently entered into agreements with iBEAM and RealNetworks, leading Internet broadcast networks, to deliver streaming content around the world.


    Our satellite-based Internet network and services feature:

    SCALABLE, PROPRIETARY AND GLOBAL NETWORK DESIGN. Our network incorporates a proprietary design to integrate the broadcast capabilities of satellites with Internet networking technologies to connect our international ISP customers to the Internet backbone. Our network currently incorporates nine geostationary satellites, uplinked from six strategically located teleports, which enable the transmission of data from terrestrial to satellite-based networks. The design of our network is scalable, allowing us to rapidly and cost-effectively add satellite and fiber optic cable capacity in response to our customers' Internet needs.

    HIGH QUALITY, BRANDED SERVICE. ESPRESSO, our primary Internet connectivity service, provides a high quality, direct connection to the Internet backbone. ESPRESSO supplements or bypasses the Internet connections available to international ISPs from their local telecommunications providers. This reduces reliance on local Internet infrastructure and enables our ISP customers to deliver more reliable, higher quality Internet services to their subscribers. We believe ESPRESSO is a well known brand name in the international ISP marketplace.

    RAPID PROVISIONING. The simplex, or receive only, format of ESPRESSO allows us to activate our new customers quickly and helps our customers avoid the costs and delays of acquiring transmission facilities and regulatory approvals. Our network and our customer service group deliver rapid provisioning of initial Internet connectivity and subsequent bandwidth upgrades to our customers. This system allows our ISP customers to avoid making the significant capital investments necessary to establish and maintain fixed levels of bandwidth. Thus, our ISP customers are afforded a cost-effective, pay-as-they-grow means to increase the level of access and Internet services that they offer to their subscribers.


    ENHANCED INTERNET SERVICES. The broadband capacity of our network facilitates the delivery of complementary Internet-based services to our ISP customers. ESPRESSO VOICE enables our customers to route phone-to-phone calls over our network in a cost-effective manner. Our ESPRESSO BIZKIT service provides a direct-to-business Internet service through our ISP customers and eliminates last mile connectivity issues for their business customers. We recently initiated a managed co-location service with the introduction of ESPRESSO COLO, contracting with Exodus Communications, Inc. and AboveNet Communications, Inc. to deliver Web-hosting services to our ISP customers.



    MULTICASTING CONTENT DELIVERY. The point-to-multipoint broadcast capabilities of our satellite-based Internet network creates an efficient, reliable means for Internet content distributors to transmit streaming forms of Web-based content simultaneously to multiple locations across the globe. Our network is designed to enable content distributors to deliver streaming audio and video content to Internet users worldwide. We recently began multicasting ESPRESSO NEWS, our aggregated newsfeed, to customers in Western Europe, including the United Kingdom.


    CUSTOMER-FOCUSED NETWORK MANAGEMENT AND SUPPORT. Our experienced network management team is able to customize sophisticated Internet solutions to meet the needs of growing international ISPs. We are able to proactively manage operations and solutions and can help our customers operate more efficiently in an ever-changing Internet marketplace. Our network operations centers in Santa Monica and London allow our technical staff to actively monitor the status and performance of our network and customers on a 24 hour, seven day a week basis.

OUR STRATEGY


    Our goal is to become the leading provider of global satellite Internet services by building the world's largest, premier quality and cost-efficient satellite-based Internet network. We also intend to capitalize on our proprietary network design, our network's broadcast capabilities, and the global reach of our satellite coverage to offer content delivery to Internet content distributors. To achieve this goal we intend to:



    INCREASE OUR GLOBAL CUSTOMER BASE. We had over 500 customers worldwide as of March 27, 2000. We intend to increase our customer base by growing our sales force and aggressively marketing our Internet services through a variety of marketing activities, such as direct marketing and participation at trade shows. We believe that heightened recognition of our ESPRESSO brand and the high quality of our Internet services among ISPs internationally will continue to facilitate additional growth among new international ISP customers and establish us as the leading provider of global satellite Internet connectivity, enhanced Internet services and content distribution.



    CAPITALIZE ON OUR EARLY ENTRANT STATUS. We have aggressively deployed our network in over 90 countries and have developed an international reputation for providing high quality Internet connectivity and related services abroad using our satellite overlay network. Our international sales and marketing force of approximately 45 individuals, many of whom are multilingual, leverages our experience as one of the first providers of satellite-based Internet services internationally and facilitates our entry into new countries and the development of new business relationships. We intend to continue to capitalize upon our reputation and experience as a leading provider of satellite-based Internet services to the international ISP community.


    BROADEN OUR INTERNET SERVICE OFFERINGS. We intend to continue to develop additional Internet services and solutions that provide revenue-generating opportunities. We plan to introduce caching, Internet applications delivery and virtual private network services later this year. As the demand for additional Internet services by our customers increases, their needs can be satisfied by our network. We intend to continue to develop services that provide our ISP customers with cost savings and with the Internet services they need to satisfy the demands of their Internet users. The expansion of our Internet services also serves to maintain the loyalty of our customers.


    PROVIDE TURNKEY SOLUTIONS TO THE EMERGING INTERNET CONTENT INDUSTRY. We intend to capitalize on the many advantages of our Internet network to become a leading global supplier of managed satellite-based network services to the emerging content distribution industry. Our network serves as an overlay to the public Internet around the world, offering content distributors a turnkey solution to the many distribution difficulties caused by the congestion and inadequate bandwidth capacities of the international Internet infrastructure. We hope to exploit this advantage and offer iBEAM, RealNetworks and our future content distributor customers an efficient and cost-effective means to broadcast their Internet products to ISPs, businesses and other users around the world.



    EXPAND OUR NETWORK INFRASTRUCTURE. We believe the increasing worldwide need for Internet connectivity, services and rich content on demand will lead to a greater need for our network. We intend to support and continue to assure the quality and availability of our services with the acquisition of additional satellite and fiber optic cable capacity. We will continue to pursue a strategy of connecting to U.S. Internet backbone operators, regional satellite owners abroad and operators of Internet exchange points to add regional and intraregional links and make our Internet network more globally pervasive. We have also recently begun to expand our points of presence domestically and have entered into agreements to install satellite dishes and servers at data centers, peering points and other locations throughout the U.S. and Western Europe. We believe that the sophistication of our satellite-based Internet network will provide us a competitive advantage as the global Internet infrastructure expands and evolves.



    DEVELOP OUR STRATEGIC AND BUSINESS RELATIONSHIPS. We have entered into a strategic relationships with iBEAM and RealNetworks. We expect that these relationships will enable us to derive revenue from the emerging content distribution industry. We intend to pursue additional strategic and business relationships to accelerate market acceptance of our services and increase our global brand recognition. We believe that these relationships will facilitate our efforts to become the world's premier satellite-based Internet network.


INTERPACKET SERVICES

    CONNECTIVITY

    ESPRESSO. Our ESPRESSO connectivity service allows international ISPs to use our global network of interconnected geostationary satellites and fiber optic cable facilities to download content from the Internet at any time at speeds ranging from 64 kilobits per second to 45 megabits per second. ESPRESSO'S simplex, or receive-only, format offers advantages over more traditional leased line connections, which are typically unable to accommodate asymmetrical bandwidth requirements of the Internet. An international ISP may link to our network and receive ESPRESSO service with the customer's existing Internet links, regardless of the provider of those links. While we also offer duplex service, or two-way transmission, our customers typically choose the simplex format of ESPRESSO as it does not require transmission equipment and may be activated quickly. Transmission equipment is more expensive than receive-only equipment and typically requires a local transmission license, which can often be time-consuming and costly to obtain.


    We assign every ESPRESSO customer a committed information rate, or guaranteed transmission throughput, according to their capacity needs and budget. The committed information rate acts as our guarantee that the customer will be able to access the U.S. Internet backbone at that data rate on a 24 hour a day, seven day a week basis. The monthly cost of an ESPRESSO link varies depending upon the committed information rate and further varies from continent to continent based on facility costs, the particular satellite that we use and the competition within the local market. The customer equipment for ESPRESSO primarily includes a receive-only satellite dish and can be installed and operational within several hours.


    Most existing terrestrial networks normally require a number of hops to reach the Internet backbone, which increases latency, or delay, and potential data loss and lowers the quality of service. ESPRESSO is a direct connection to the Internet backbone, with only a single hop between the Internet backbone and our ISP customer. Our technical ability to provide guaranteed bandwidth and the ability to configure the connection for any desired degree of asymmetry are attractive features of our ESPRESSO service that are not generally available from traditional telecommunications service providers.


    ESPRESSO BIZKIT. We currently partner with over 40 of our ISP customers who market our ESPRESSO BIZKIT application to their business customers seeking significant download capacity. ESPRESSO BIZKIT is a high-speed receive-only satellite service that allows the business subscriber to download data directly from the Internet backbone via our network, eliminating connectivity and latency issues in the last mile of terrestrial land lines. We believe that our ESPRESSO BIZKIT application is an opportunity to expand our customer base to the international corporate user market.

    ENHANCED INTERNET SERVICES


    ESPRESSO VOICE. Through ESPRESSO VOICE, our voice over Internet protocol, or VoIP, service, we are able to provide high-quality communication services to PTTs, ISPs and other international communications service providers. We can provide our customers with a method to transmit carrier-grade quality voice calls over our network at substantially lower costs than over traditional, switch-based networks. We offer ESPRESSO VOICE in three configurations and market them according to their capabilities and relative advantages available to particular customers. In order to employ our ESPRESSO VOICE service, a customer generally would need our full duplex ESPRESSO service and an InterPacket-provided router. Many of our ISP customers that use our simplex ESPRESSO connectivity service may also be able to offer their customers our ESPRESSO VOICE service by routing outgoing calls through existing dedicated Internet connections, though the transmission quality of such a call will not be as high as a call transmitted over full duplex ESPRESSO service or over traditional phone lines. We recently entered into an agreement to license a personal computer-to-phone software application from Telic Communications, Inc., a technology company that offers VoIP software solutions. We intend to offer this service to our international ISP customers to allow their end users to make long distance telephone calls from their computers over our network.


    ESPRESSO COLO. We provide on-site service and monitoring on behalf of our international ISP customers of all equipment co-located through ESPRESSO COLO. Co-location enables a customer to install its Web-servers and related equipment at facilities, known as Internet data centers, owned and operated by another company. We lease space from AboveNet and Exodus Communications to house the Web servers of our ISP customers and their subscribers.


    ESPRESSO NEWS. In September 1999, we completed our acquisition from Level 3 Communications Limited of certain assets and technology necessary to broadcast ESPRESSO NEWS, our service that aggregates and multicasts USENET newsgroup content to our ISP customers. This service eliminates the costs and bandwidth requirements that would otherwise be necessary for the ISPs to access USENET content directly.



    CONTENT DISTRIBUTION. In January 2000, we entered into an agreement with iBEAM. Under this non-exclusive agreement, we will deliver streaming content for iBEAM customers via our global satellite broadcast network to iBEAM servers located on our network in Asia, Europe, Latin America, Africa and the Middle East. After iBEAM's use of our network reaches a minimum threshold level we will receive a discounted fee based on usage, as well as a percentage of iBEAM's revenue for our delivery of streaming content. We are in the process of finalizing all network integration testing with iBEAM and plan to begin to install iBEAM servers on our network over the course of the next quarter.



    In March 2000, we entered into an agreement with RealNetworks. This non-exclusive agreement calls for the development by RealNetworks Professional Services for us of a proprietary streaming media system that will allow us to multicast live and on-demand streaming content across our network. Under the agreement we will also work with Real Broadcast Network, or RBN, to fully interconnect our network with the RBN network. Additionally, our agreement with RealNetworks allows us to resell RBN's Internet broadcast services and provides RBN with content distribution capabilities via our satellite network. RealNetworks Professional Services has initiated development efforts on our streaming media system and we believe our network will be enabled with this software by the third quarter of 2000.



    We intend to enter into additional revenue sharing agreements with other Internet content distribution companies.


OPERATIONS AND INFRASTRUCTURE

    We provide our international Internet connectivity services through our network of nine leased geostationary satellite and terrestrial fiber optic cable interconnections to the Internet backbone.

    SATELLITE NETWORK


    The following table shows the satellites where we have leased capacity and the percentage of our monthly revenue by satellite at March 27, 2000.


                             OUR SATELLITE COVERAGE


                                                                            PERCENTAGE OF
                                                                               MONTHLY
                                                                               REVENUE
SATELLITE                                 REGION COVERED                  AT MARCH 27, 2000
---------                  ---------------------------------------------  ------------------
Satmex 5.................  South America, most of North America                  39%
Orion 1..................  Portions of Europe                                     1
GE-1E....................  Portions of Europe and North Africa                    9
PanAmSat 2...............  Portions of Asia and the Pacific Rim                   2
PanAmSat 3...............  Portions of Europe and Africa                          13
PanAmSat 4...............  Most of Europe and Africa, portions of Asia            13
PanAmSat 5...............  Most of North and South America                        --
PanAmSat 8...............  Portions of Asia and the Pacific Rim                   12
TELSTAR 10...............  Portions of Asia, the Pacific Rim and Africa           11
                           ---------------------------------------------   -----------------
                                                                                 100%



    We have long-term contracts with our satellite providers, with expiration dates varying from 2002 to 2011. In general, a provider may terminate one of these contracts only under limited circumstances, such as satellite failure or material breach of contract. We are required to pay monthly lease charges per satellite ranging from $300 to $360,000 for the bandwidth capacity we use under the terms of these satellite contracts. Our contracts for satellite services are with PanAmSat International Systems, Inc., Satelites Mexicanos (Satmex), Loral SpaceCom Corporation (Orion and TELSTAR), British Telecommunications plc (PanAmSat 8), and an affiliate of General Electric Company.



    We have also committed to lease three additional transponders on one existing satellite under leases that start on August 15, 2000, May 15, 2001 and November 15, 2001 and continue through the end of their useful lives, which is expected to be October 2013. Estimated future payments under these commitments are approximately $56.5 million.


    TERRESTRIAL NETWORK

    Our hubs are located in the primary telephony buildings in Los Angeles, at the One Wilshire Building, in New York, at 60 Hudson Street, in London, at Telehouse, and in Singapore, at Singapore Telecom's Telepark. Locating in these premier telecommunications facilities enables us to have superior operational environments for our equipment. We are also able to interconnect to many backbone providers and major telecommunications carriers with a presence in these buildings at a relatively low cost. In Los Angeles, we are locating much of our equipment at the new Exodus facility in El Segundo, California to provide site redundancy to One Wilshire. We also locate some of our equipment supporting our Napa Valley uplink, and San Francisco Bay area connections, at the AboveNet facility in San Jose, California.

    We connect to the Internet backbone via transit and peering arrangements at several locations through several major providers. In Los Angeles, New York and London we have arrangements with UUNET Technologies, Inc. for redundant transit ports with capacity up to 45 Mbps. In Los Angeles, we have arrangements with Exodus for transit to 100 Mbps, while at our Napa Valley uplink we have arrangements with AboveNet for transit to 100 Mbps. In Singapore, we have 45 Mbps of dedicated transit provided by AboveNet, via Singapore Telecom. This Singapore presence will be expanded in 2000 to include a dedicated, point-to-point fiber optic cable connection between Singapore and Los Angeles. In London, we have installed a 45 Mbps trans-Atlantic circuit connecting 60 Hudson Street, NY to Telehouse,

London. Diverse access to the UUNET backbone, via the transit arrangements in both New York and London, is available in London via this link.

    We have currently established a presence at two public peering points outside the U.S. at the London Internet Exchange, or LINX, and the Singapore Internet Exchange, or STIX, enabling us to more efficiently route Internet data.


    We recently began to expand our points of presence domestically and have entered into agreements to install satellite dishes and servers at data centers, peering points and other locations throughout the United States and Western Europe. We also recently entered into an agreement to purchase Inktomi Corporation's Traffic Server Software with its Media-IXT option, which will allow us to improve our network's efficiency and improve its ability to cache both static and streaming Web content.


    Our London-New York connection enables us to expand the variety of services that we can offer to customers in many geographic areas. In the United Kingdom, we intend to offer terrestrial frame relay and other leased line connections which utilize our hybrid fiber-satellite infrastructure. We can also provide terrestrial connections in Europe by extending our fiber optic network to the continent.

    Our Singapore-Los Angeles connection, which we expect to be completed by mid-2000, will allow us to expand the use of regional satellites in Asia, which are more plentiful and less expensive than satellite capacity crossing the Pacific Ocean.

    We currently maintain two network operations centers, the primary center at our headquarters in Santa Monica, California and the second at our offices in London, England. At our network operations centers our technical staff is able to oversee the status of the entire network, including our international satellite links, routers, and customer nodes. Our staff monitors the performance and capacity utilization of each customer's link, makes any necessary adjustments regarding the quality of service and equipment configuration of the customer, troubleshoots problems and maintains the global network.


    We expect to open our third network operations center in Singapore in the second quarter of 2000. With personnel in Los Angeles, London, and Singapore, our network operations centers will provide around-the-clock, local time-of-day coverage to all of our customers worldwide. The network operations centers in Santa Monica and London currently share coverage to ensure network monitoring 24 hours a day, seven days a week.



    We had long-lived assets in foreign countries of approximately $37,000 in 1997, $280,000 in 1998 and $1.4 million in 1999.


SALES AND MARKETING


    Our sales and marketing objective is to achieve broad market penetration and increase brand name recognition for our ESPRESSO services. Our sales and marketing efforts are directed primarily towards international ISPs because they typically represent the largest consumers of bandwidth in each marketplace and have the technical expertise to understand and take full advantage of our network applications and service offerings. As we introduce additional services, we intend to expand the focus of our sales and marketing efforts to include not only the international ISPs that we currently target, but also other foreign-based business customers. For example, with the recent introduction of one of our latest services, ESPRESSO VOICE, we have expanded our sales and marketing efforts beyond international ISPs to also include PTTs and other international communications service providers. ESPRESSO NEWS provides us with an additional base of ISP customers to which we hope to cross-market our services. Additionally, these customers are located in a region that, due to the generally high quality of its Internet infrastructure, was previously difficult for us to penetrate.



    To date, we have generated the majority of our sales from customers located in emerging and developing markets around the globe. Emerging markets in areas such as Latin America, Africa, and Asia offer excellent opportunities for our expansion of ESPRESSO because Internet access across the existing terrestrial network through the local PTTs is usually very expensive and generally of a poor quality. Even in developed countries, where a significant number of rural and regional centers do not have fiber optic cable capacity devoted to Internet services, there are meaningful opportunities to sell our ESPRESSO connectivity and other services. Also, for an ISP with multiple points of presence, or POPs, across a country or region, the cost of linking those POPs with high-speed domestic leased lines can be very expensive. In these instances, ESPRESSO can be a cost-effective solution to providing unlimited download bandwidth to a network of POPs connected by small bandwidth leased lines. ESPRESSO may also be used in a duplex format by an ISP to service its Internet subscribers and avoid the high cost of leasing lines from international telecommunications companies.



    We have built an international sales and marketing force that speaks over 20 languages including Spanish, French, Chinese, Portuguese and Arabic. As of March 27, 2000, our sales and marketing department consisted of approximately 45 individuals, including several dedicated to enhanced services. We strive to attract and retain high quality, motivated sales representatives who are from the country or region they serve. We look for sales and marketing personnel that have strong Internet backgrounds and ensure that they have knowledge of potential applications of our ESPRESSO services to meet the critical needs of targeted ISPs, PTTs, other international communications service providers and businesses. Our sales and marketing department is divided into regional teams that focus on the following areas: Latin America/Caribbean, Africa/Middle East, Europe and Asia/Pacific. Sales leads are generated primarily from the following:


    - researching the ISPs operating in a particular territory and making the initial contact via email or voice;

    - favorable word-of-mouth from other customers;

    - telecommunications conventions and shows; and

    - vendors with customers that have Internet requirements.


    In addition, we have a growing network of more than 25 independent sales agents around the world. In November 1998, we formed a joint venture in India, which obtained one of the first ISP licenses to operate in Delhi, India. We have a sales office in London and recently opened sales offices in Brazil and Argentina. We believe that these countries offer attractive markets for our services.


CUSTOMERS


    Our customers are predominantly international ISPs. The vast majority of our customers are located in emerging and developing markets around the world. Our Internet-based services and applications are designed to meet the needs of international ISPs looking to upgrade to the quality of service provided over our network.



    The following chart represents on an area-by-area basis our current distribution of signed customers and the percentage of monthly revenue for customers by region at March 27, 2000:



                                                                     PERCENTAGE OF
                                                                        MONTHLY
                                                                        REVENUE
REGION                                       NUMBER OF CUSTOMERS   AT MARCH 27, 2000
------                                       -------------------   -----------------
Latin America/Caribbean....................          185                   40%
Africa/Middle East.........................          157                   36
Asia/Pacific Rim...........................          117                   14
Europe.....................................           94                   10
Other......................................            8                   --
                                                     ---                  ---
  Total....................................          561                  100%

    We believe that none of our customers purchasing Internet-based services accounted for more than 4% of our network services revenue for the year ended December 31, 1998 or 1999. In the year ended December 31, 1998, STAR Telecommunications accounted for approximately 80% of our total revenue and approximately 25% of our total revenue in 1999. The majority of revenues received from STAR Telecommunications were derived from the sale of traditional telecom services transmitted over a switch-based network. We expect revenue from STAR Telecommunications to be insignificant in current and future periods.



    See Note 11 of notes to our consolidated financial statements which sets forth the amount of domestic and foreign revenues that we earned in 1997, 1998 and 1999.


COMPETITION

    We compete with many companies providing Internet connectivity and enhanced Internet services around the world. Some of these competitors have advantages over us, including greater financial, technical and marketing resources, lower operating costs, longer operating histories, greater name recognition and more established relationships in the Internet industry.


    Our most common competitor in the Internet access market is the local PTT of the country where our customer is located. Teleglobe, the former PTT of Canada, operates globally and recently announced a global service intended to compete with our services. Loral SpaceCom Corporation, through its Cyberstar subsidiary, and PanAmSat, Inc., satellite system operators and vendors of ours, have their own Internet services which they offer over their satellites. We also compete with NetSat Express. In the content distribution market, we compete with Cidera, Inc. In addition, some U.S. based companies that have teleports are also starting to offer their own services to selected regions and may expand globally.



    On a regional basis, there are competitors who operate via satellite but only to select areas. Examples of such providers are Impsat Latin America and IHUG in Australia. There are also global providers such as UUNET, who offer services based primarily terrestrially-based POPs located in the country to which they are marketing their services. Other large ISPs and virtually all PTTs also offer terrestrial-based connectivity which may be in competition with our services.



    If we successfully expand our ESPRESSO VOICE telephony applications, we will be competing with many companies providing VoIP services as well as traditional circuit-switch telephony services around the world. Our largest competitors in this market would be the telecommunications carriers that operate the international long distance networks over which traditional circuit-switch telephony services are carried, such as AT&T, MCI WorldCom, Sprint and numerous foreign telecommunications carriers. We will also compete directly with many other Internet telephony service providers, such as ITXC Corp., OzEmail (which was recently acquired by MCI WorldCom), Net2Phone, Inc. and iBasis, Inc. Smaller competitors, such as Impsat and Infonet Services Corp. may also compete with us in certain markets. In addition, a number of other companies have started or are planning to start VoIP operations and are likely to compete with us in the near future.



    As a result of our recent acquisition of our ESPRESSO NEWS service and our agreements with iBEAM and RealNetworks, we will be distributing content through our network. Although we intend to partner with content distributors, the services we provide may also put us in competition with these parties.


GOVERNMENT REGULATION


    U.S. GOVERNMENT REGULATION OF THE INTERNET AND INTERNET TELEPHONY



    We currently characterize our services as "information" or "enhanced" services, rather than as basic telecommunications services. As such, we believe that our services are not currently subject to regulation by the FCC. We cannot assure you that the FCC will not apply regulation to Internet-based services such as ours in the future. Any change in the characterization of our services as information services or in the

FCC's regulation of information services could affect how we provide our services or the costs of providing our services which may harm our business.



    To date, the FCC has not made any ruling or other definitive pronouncement that Internet phone-to-phone telephony is a basic or enhanced service. However, on April 10, 1998, the FCC issued a report to Congress discussing its implementation of certain universal service provisions contained in the 1996 amendments to the Communications Act of 1934. In its report, the FCC stated that it would undertake an examination of whether phone-to-phone Internet telephony should be considered an information service or a telecommunications service. The FCC noted that certain forms of phone-to-phone Internet telephony appeared to lack the characteristics of an information service and to have the same functionality as non-Internet protocol telecommunications services and could be subject to federal regulation such as regulations governing universal service funding and excise taxes. If the FCC determines that Internet telephony is subject to regulation as a telecommunications service, it may subject providers of Internet telephony services to traditional common carrier regulation and require them to make universal service contributions and pay access charges. It is also possible that the FCC will adopt a regulatory framework specific to Internet telephony providers, different than that applied to traditional common carriers. Finally, Congressional dissatisfaction with the FCC's conclusions regarding Internet telephony could result in legislation requiring the FCC to impose greater or lesser regulation.



    Previously, the FCC expressly found that at least one kind of data communications service using the frame relay protocol should be regulated as a basic telecommunications service. This means that any service provider that is providing voice over frame relay service could be classified as a telecommunications common carrier and therefore subject to regulation, including being required to contribute to universal service subsidies. Any determination by the FCC that the simple transmission of voice over Internet protocols constitutes a basic telecommunications service similar to frame relay could harm our business.



    The FCC has raised the issue of whether some local carriers can assess interstate access charges on information service providers, including ISPs. Currently, providers of traditional, regulated telephone service pay charges to local telephone companies that substantially increase their cost of service. In particular, if a carrier routes a long distance call on another carrier's network, it must pay access charges to the carrier that delivers the call. Information service providers, including ISPs, do not pay these access charges, which in part has enabled them to provide long distance service at cost savings over traditional telephone carriers. This advantage might be eliminated or mooted by future FCC actions. Several incumbent local exchange carriers have asked the FCC to rule that they may impose access charges on ISPs, and those requests could be renewed in the future. Also, the FCC is in the process of making further changes to the access charge system, which could result in significant reductions in access charge levels as early as mid-2000. If access charges are moved to, or at least much closer to, cost-based levels, the advantage derived by ISPs from the access charge exemption will be mitigated, which would increase our cost of doing business.



    Efforts have been made to enact legislation that would either regulate or exempt from regulation other aspects of services provided over the Internet. In addition, Congress has adopted legislation that regulates, with respect to the Internet, freedom of expression, user privacy, pricing, advertising, intellectual property rights, taxation, Internet spamming, database privacy, gambling, pornography and child protection, Internet fraud and privacy. We cannot assure you that Internet-based services such as ours will not be regulated in the future. In addition, increased regulation of the Internet may slow its growth for a number of reasons, including by increasing the cost of doing business over the Internet or other costly technical requirements, which could seriously harm our business. In addition, legislation has been enacted that prohibits or imposes liability for the transmission of some types of information on the Internet, including sexually explicit and gambling information. We could also be harmed by federal and state laws and regulations relating to the liability of online services companies and Internet access providers for information carried on or disseminated through their networks. Several private lawsuits seeking to impose such liability upon online services companies and Internet access providers are currently pending. Congress has enacted legislation that limits liability for online copyright infringement. That latter law includes exemptions which enable ISPs to avoid copyright infringement if they merely transmit material produced and requested by others. It is possible that other laws and regulations could be enacted in the future that would place liability more directly on ISPs. The imposition of potential liability on us and other Internet access providers for information carried on or disseminated through their systems could require us to implement measures to reduce our exposure to such liability, which may in turn require us to expend substantial resources or to discontinue service offerings. Any costs incurred as a result of such liability or asserted liability could cause our business and prospects to suffer.


    INTERNATIONAL GOVERNMENT REGULATION OF THE INTERNET AND INTERNET TELEPHONY


    The regulatory treatment of the Internet and Internet telephony from country to country varies widely and constantly changes. Some countries currently impose little or no regulation on Internet telephony, as in the U.S. Conversely, other countries that prohibit or limit competition for traditional voice telephony services may not permit Internet telephony or strictly limit the terms under which it may be provided. Still other countries regulate Internet telephony like traditional voice telephony services or determine on a case-by-case basis whether to regulate Internet telephony as a voice service or as another telecommunications service. Finally, in many countries, Internet telephony has not yet been addressed by legislation or the regulatory authorities.


    In some of the countries in which we provide services, the regulatory processes are not as transparent as in the U.S. and Europe. Changes in the regulatory regimes of these countries that have the effect of limiting or prohibiting Internet telephony, or that impose new or additional regulatory requirements on providers of such services, may result in our being unable to provide service to one or more countries. That result could negatively affect our Internet telephony business, financial condition and results of operations.


    In addition, as we expand into additional foreign countries, such countries may assert that we are required to qualify to do business in the particular foreign country, that we are otherwise subject to regulation, or that we are prohibited from conducting our business in that country. Our failure to qualify as a foreign corporation in a jurisdiction in which we are required to do so, or to comply with foreign laws and regulations, could seriously harm our business, including by subjecting us to taxes and penalties or by precluding us from, or limiting us in, enforcing contracts in such jurisdictions. Likewise, our customers may be or become subject to requirements to qualify to do business in a particular foreign country, to otherwise comply with regulations, or to cease from conducting business in that country. We cannot be certain that our customers currently comply with regulatory or other legal requirements in their respective countries, that they will be able to comply with existing or future requirements, or that they will continue to comply with any requirements. Finally, we may be subject to statutory or other legal requirements in foreign countries regarding the protection of individual privacy and online data, including the requirements of the European Union Directive on the Protection of Individuals With Regard to the Processing of Personal Data and on the Free Movement of Such Data. Our customers may be subject to the same laws and requirements. Our failure or the failure of our customers to comply with these requirements could harm our business.



    CERTAIN OTHER U.S. REGULATIONS AFFECTING OUR SERVICES



    STATE REGULATION. The proliferation of recent Internet use has prompted state legislators and regulators to consider the adoption of laws and regulations to govern Internet usage. It is possible that state legislatures and regulators will attempt to regulate the Internet in the future, either by regulating transactions or by restricting the content of the available information and services. While state public utility commissions generally have declined to directly regulate enhanced or information services, some states have continued to regulate particular aspects of enhanced services in limited circumstances, such as where they are provided by local telecommunications carriers. Moreover, the public utility commissions of several states continue to consider potential regulation of such services. For example, some states have initiated proceedings to consider regulating intrastate Internet telephony services. Enactment of such legislation or adoption of such regulations could cause our business and prospects to suffer.



    Another area of adverse potential state regulation concerns taxes. In October 1998, the U.S. Congress enacted a three-year moratorium on new state and local taxes on the Internet, meaning those not generally imposed or actually enforced prior to October 1, 1998, as well as on taxes that discriminate against commerce through the Internet. Congress is presently studying and has solicited recommendations that could serve as the basis for additional legislation. Future laws or regulatory changes that lead to state taxation of Internet transactions could harm our business.



    One issue of growing importance revolves around contract law. The Internet has also spawned a number of other state legal and regulatory issues, such as whether and how provisions of the Uniform Commercial Code and various state codes apply to transactions carried out on the Internet and how to decide which jurisdiction's laws apply to a particular transaction. It is not possible to predict how federal or state law will evolve to address new transactional circumstances created by Internet commerce or whether the evolution of such laws will cause our business and prospects to suffer.



    State legislators and regulators have also sought to restrict the transmission or limit access to certain materials on the Internet. For example, in the past several years, various state legislators have sought to limit or prohibit:


    - certain communications between adults and minors;


    - anonymous and pseudonymous use of the Internet; and



    - on-line gambling.


    Enforcement of such limitations or prohibitions in some states could affect transmission in other states. State laws and regulations that restrict access to such materials on the Internet could inadvertently block access to other permissible sites. We cannot predict the impact, if any, that any future laws or regulatory changes in this area may have on our business.

    Some states have also sought to impose tort liability or criminal penalties on certain conduct involving the Internet, such as the use of "hate" speech, invasion of privacy, and fraud. The adoption of such laws could adversely impact the transmission of non-offensive material on the Internet and, to that extent, could harm our business.

    LOCAL REGULATION. Although local jurisdictions generally have not sought to regulate the Internet and related services, it is possible that such jurisdictions will seek to impose regulations in the future. In particular, local jurisdictions may attempt to tax various aspects of Internet access or services, such as transactions handled through the Internet or subscriber access, as a way of generating municipal revenue. Our networks may also be subject to numerous local regulations such as building codes and licensing. These regulations vary from city to city and county to county. The imposition of local taxes and other regulatory burdens by local jurisdictions could cause our business and prospects to suffer.

INTELLECTUAL PROPERTY

    Our intellectual property consists of our trademarks, domain names, trade secrets and other proprietary rights. ESPRESSO, POWERED BY ESPRESSO and INTERPACKET are our registered U.S. trademarks. We have trademark applications pending for EUROPACKET and ESPRESSO BIZKIT. In addition, we consider the design and configuration of our Internet network to be proprietary to us. While we have not patented any aspect of this design and configuration, we generally rely only on the protection offered by trade secret law. Our intellectual property plays an important role in our marketing strategy and our competitive position, and we seek to protect it.

LEGAL PROCEEDINGS

    From time to time, we may be involved in litigation relating to claims arising out of our ordinary course of business. We are not currently party to any material legal proceedings.

EMPLOYEES


    As of March 27, 2000, we had approximately 140 full-time employees. None of our employees is represented by a labor union. We have not experienced any work stoppages and consider our employee relations to be good.


FACILITIES


    Our corporate offices are currently located in Santa Monica, California, where we lease approximately 9,600 square feet under a lease that expires in December 2003. Due to the expansion of our workforce and network operations center we have entered into a lease for approximately 28,500 square feet in another office building in Santa Monica expiring in 2006. We plan to relocate our entire office and operations to this new location during the second quarter of 2000. In addition, we lease approximately 2,800 square feet in Guildford, Surrey, England for our UK operations under leases that expire in December 2003 and we are temporarily leasing space in Singapore for our Far East operations under a lease that expires on April 30, 2000 and expect to enter into a long-term lease for these operations.

                                   MANAGEMENT

EXECUTIVE OFFICERS, KEY EMPLOYEES AND DIRECTORS

    The following is a list of our executive officers, key employees and directors.


NAME                                       AGE                              POSITION(S)
----                                     --------   -----------------------------------------------------------
Jonathan L. Gans.......................     41      Chief Executive Officer, President and Director
Norman J. Pattiz.......................     57      Chairman of the Board
James E. Kolsrud.......................     55      Chief Operating Officer and Director
Peter S. Zimble........................     32      Executive Vice President
Julie M. Spira.........................     42      Executive Vice President--Sales
Timothy F. Sylvester...................     41      Executive Vice President--Business and Legal Affairs
Allen J. Sciarillo.....................     35      Chief Financial Officer
Jon Mansey.............................     34      Chief Science Officer
Kenneth R. Halloway....................     37      Senior Vice President--Business Development
Timothy M. Jackson.....................     36      Senior Vice President--Operations
Jeffrey C. Barbakow....................     55      Director
Brent N. Cohen.........................     41      Director
Lawrence D. Lenihan, Jr................     35      Director



    JONATHAN L. GANS is a founder of InterPacket and has been our Chief Executive Officer and a director since its formation in August 1995. Mr. Gans was also appointed President in February 2000. Mr. Gans served as our Chairman of the Board from July 1999 to November 1999. From 1992 until the time of its sale to The Thomson Corporation in September 1997, Mr. Gans served as Chairman and Chief Executive Officer of de Forest Research, an intellectual property consulting firm serving the entertainment industry. From 1991 to July 1996, he was Chief Financial Officer of Film Finances, Inc., a provider of completion guaranty services to the film and television production industries. Mr. Gans is a former attorney with the law firm of Skadden, Arps, Slate, Meagher & Flom and a former Vice President of Corporate Finance with the investment banking firm of Drexel Burnham Lambert.



    NORMAN J. PATTIZ has served as a director of InterPacket since June 1999, and our Chairman of the Board since March of 2000. Mr. Pattiz has been serving as the Chairman of Westwood One, America's largest radio network, since February 1994 and served as its Chief Executive Officer from its inception until January 1994. Founded by Mr. Pattiz in 1976, Westwood One is the parent company of NBC Radio Networks, the Mutual Broadcasting System, Metro Networks, and distributes CBS Radio and CNN. Mr. Pattiz serves on the Board of Trustees of the Museum of Television & Radio, The Hollywood Radio & Television Society, The Broadcast Education Association and The Communications Board of UCLA. He also serves as a Commissioner on the State of California's "Commission on Building for the 21(st) Century."



    JAMES E. KOLSRUD became our Chief Operating Officer of InterPacket in March 2000. Mr. Kolsrud is a founder of InterPacket and has been a director since its formation in August 1995. In addition, Mr. Kolsrud served as an Executive Vice President--Operations and Engineering of Star Telecommunications, Inc. from September 1996 to February 2000. From March 1995 to September 1996, Mr. Kolsrud was an international telecommunications consultant. Prior to March 1995, Mr. Kolsrud was Vice President of Corporate Engineering and Administration of IDB Communications Group, Inc., an international communications company.



    PETER S. ZIMBLE is a founder of InterPacket. He has been our Executive Vice President since February 2000 and prior to that our President since formation. Mr. Zimble also served as a Director from August 1995 until February 2000. From January 1995 to August 1995, Mr. Zimble served as Vice President--General Manager at Internet Holdings Group, an Internet investment concern. From
March 1994 to December 1994, Mr. Zimble served as Director of Business Development at IDB Communications where he oversaw the technical and sales growth of IDB's Digital Services Group which operated a domestic audio distribution network. Mr. Zimble also served as Vice President of Sonnet Communications from November 1992 to March 1994, which operated a domestic network designed for the distribution of digital audio radio commercials.



    JULIE M. SPIRA has been our Executive Vice President--Sales since
June 1997. From January 1996 until she joined InterPacket, Ms. Spira served as Vice President of Broadcast Sales of Xing Technology and was responsible for the sales and marketing of Internet broadcast services to U.S. content distributors. From 1987 to 1995, Ms. Spira served as Vice President of Broadcast Sales for IDB Communications, overseeing the sales of satellite transmission services to radio broadcasters and networks worldwide.



    TIMOTHY F. SYLVESTER has been our Executive Vice President--Business and Legal Affairs since February 2000. From 1998 until he joined InterPacket, he was an equity principal at Riordan & McKinzie, a law firm in Los Angeles, California. From 1996 to 1997, he was a non-equity principal and from 1989 to 1996, Mr. Sylvester was an associate at Riordan & McKinzie.


    ALLEN J. SCIARILLO has served as our Chief Financial Officer since
July 1999. From October 1997 to June 1999, Mr. Sciarillo was Chief Financial Officer of RSL Com USA, Inc., a division of RSL Com Ltd., a global facilities-based telecommunications carrier. Prior to joining RSL, Mr. Sciarillo was Vice President and Controller of Hospitality Worldwide Services, Inc. from July 1996 to October 1997 and Controller of WCT Communications, a long distance telephony services provider, from December 1993 to June 1996. Mr. Sciarillo began his career at Deloitte & Touche, where he later served as a senior auditor.


    JON MANSEY has been our Chief Science Officer since October 1997 and has been in charge of the architecture of our network systems since that time. Previously, he held the position of Chief Engineer for the Los Angeles office of Solid State Logic, a U.K. based pro-audio systems company where he worked closely with recording studio technology across the music, television, and film production industries.



    KENNETH R. HALLOWAY has been our Senior Vice President--Business Development since February 2000. He was our Vice President--Finance from August 1998 to
July 1999, and our Vice President--Business Affairs from July 1999 to
February 2000. From 1986 to October 1997, Mr. Halloway was Chief Financial Officer at Moviestore/Active Entertainment, a film production and distribution company.



    TIMOTHY M. JACKSON has been our Senior Vice President--Operations since July 1999. From January 1999 until he joined InterPacket, Mr. Jackson was Vice President of Broadcast Service for McKibben Communications, a satellite communications facility. From July 1994 to December 1998 Mr. Jackson served as Director of Technical Operations for Discovery Networks International, a division of Discovery Communications, Inc., and was responsible for the technical development of Discovery Channel's worldwide distribution network.



    JEFFREY C. BARBAKOW has been a director of InterPacket since February 1999. In addition, Mr. Barbakow has served as the Chairman of the Board and Chief Executive Officer of Tenet Healthcare Corporation, since June 1993. Prior to joining Tenet Healthcare, Mr. Barbakow served as a Managing Director of Donaldson, Lufkin & Jenrette Securities Corporation from September 1991 to
June 1993. Additionally, from October 1988 to November 1990 Mr. Barbakow served as Chairman, Chief Executive Officer and President of Metro-Goldwyn-Mayer/United Artists Communications Co.



    BRENT N. COHEN has been a director of InterPacket since February 2000. In February 2000, Mr. Cohen became President and Chief Executive Officer of US SEARCH.com Inc., a leading Internet-based provider of public record information. From November 1998 to the present, Mr. Cohen has served on numerous advisory boards of Internet start-ups, and he possesses extensive experience in high-technology, international and financial fields. From July 1987 to October 1998, he held various senior management positions at Packard Bell Electronics Inc., now Packard Bell NEC, a manufacturer of personal computers, including President-Consumer and International, Chief Operating Officer and Chief Financial Officer. Mr. Cohen currently serves as a director of US SEARCH.com Inc. and Tag-It Pacific Group.

    LAWRENCE D. LENIHAN, JR. has been a director of InterPacket since
November 1999. Mr. Lenihan is a Managing Director of Pequot Capital Management, Inc., an investment fund firm. He joined the predecessor to this firm, Dawson-Samberg Capital Management, in 1996. He is also a Managing Member of the General Partner of Pequot Private Equity Fund II, L.P. Prior to joining Pequot, Mr. Lenihan was a principal at Broadview Associates, LLC from 1993 to 1996. Prior to joining Broadview, Mr. Lenihan held several positions at IBM, most recently as the leader of an interactive multimedia software product business. He currently serves as a director of Digital General Systems, Inc. and Mediaplex, Inc.



    All directors are elected to hold office until our next annual meeting of stockholders and until their successors have been elected. Officers are elected at the first board of directors meeting following the stockholders' meeting at which the directors are elected and serve at the discretion of the board of directors. There are no family relationships among any of our directors or executive officers. Under our certificate of incorporation, the holders of our preferred stock are entitled to elect one member to our board of directors.
Mr. Lenihan is the designee of the holders of our preferred stock. Upon the completion of this offering, all shares of preferred stock will automatically convert into common stock and our certificate of incorporation will be amended to delete this election right of holders of our preferred stock.


BOARD COMMITTEES


    The board of directors has established an audit committee to review the results and scope of the annual audit and the services provided by our independent accountants. The current members of our audit committee are Jeffrey
C. Barbakow, Lawrence D. Lenihan, Jr. and Brent N. Cohen.



    The board of directors has also established a compensation committee that reviews and recommends to the board of directors the compensation and benefits of all our officers and establishes and reviews general policies relating to compensation and benefits of our employees. The compensation committee also administers our 1998 Stock Option Plan. The current members of the compensation committee are Norman J. Pattiz and Lawrence D. Lenihan, Jr.


COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    Except as set forth below, none of the members of our compensation committee has ever been an officer or employee of InterPacket. None of our executive officers serves as a member of the board of directors or compensation committee of any other entity that has one or more executive officers serving as a member of our board of directors or compensation committee. From June 1999 to December 1999, Jonathan L. Gans, our Chief Executive Officer and President, was a member of the compensation committee.


DIRECTOR COMPENSATION



    Our directors do not currently receive any cash compensation from us for their service as members of the board of directors. Non-employee directors are eligible to receive stock options pursuant to our 1999 Director Stock Option Plan and they are reimbursed for travel and lodging expenses in connection with attendance at board and committee meetings. As of March 27, 2000, options to purchase a total of 979,000 shares had been granted to our non-employee directors under this plan. From November 1999 until his resignation in March 2000, we paid Peter Hirshberg an annual salary of $175,000 for serving as our Chairman of the Board on a full-time basis. Mr. Pattiz, who currently serves as our Chairman of the Board, is not an employee and receives no cash compensation from us for this service. Mr. Pattiz received a grant under our 1999 Director Stock Option Plan of 275,000 options at $6.82 share, subject to three year vesting, in connection with his appointment as Chairman of the Board.



EMPLOYMENT AGREEMENTS AND CHANGE OF CONTROL ARRANGEMENTS



    We have entered into employment agreements with Jonathan L. Gans, our Chief Executive Officer and President, Julie M. Spira, our Executive Vice President--Sales, and Timothy F. Sylvester, our

Executive Vice President--Business and Legal Affairs. The compensation, dates of employment and other material terms under the employment agreements are as follows:



    - Mr. Gans is paid an annual base salary of $324,500, which will increase no less than 10% per year. He is also entitled to receive a minimum annual bonus of $100,000. The initial term of his employment began on July 1, 1999 and continues until June 30, 2002. If Mr. Gans' employment is terminated by us without cause or if he terminates his employment with us for good reason the employment agreement provides for the continued payment of Mr. Gans' salary, the greater of his minimum guaranteed bonus, the actual bonus paid to him during the preceding year, and the average of the actual bonuses paid to him during the two preceding years, and health and certain other benefits for a period of time equal to the greater of the remainder of the employment agreement's term or if the term of the employment agreement has less than one year remaining at the time of termination, then such remaining amount of time plus 12 months.



    - Ms. Spira will be paid an annual base salary of $270,000 during 2000 and $300,000 during 2001. She is also entitled to receive an annual bonus between $25,000 and $90,000 based on our performance. The initial term of her employment began on January 1, 1999 and continues until December 31, 2001. If Ms. Spira's employment is terminated without cause by us or if she terminates her employment with us for good reason the employment agreement provides for the continued payment of Ms. Spira's salary, the greater of her minimum guaranteed bonus, the actual bonus paid to her during the preceding year, and the average of the actual bonuses paid to her during the two preceding years, and health and other benefits for a period of time equal to the greater of the remainder of the employment agreement's term or if the term of the employment agreement has less than one year remaining at the time of termination, then such remaining amount of time plus 12 months.



    - Mr. Sylvester is paid an annual base salary of $150,000. He is also entitled to receive an annual bonus of $50,000 if we achieve certain performance targets. The initial term of his employment continues until January 31, 2003. If Mr. Sylvester's employment is terminated without cause by us or if he terminates his employment with us for good reason the employment agreement provides for the continued payment of Mr. Sylvester's salary to him, the greater of the actual bonus paid to him during the preceding year and the average of the actual bonus paid to him during the two preceding years, if any, and health and other benefits for a period of time equal to the greater of the remainder of the employment agreement's term or if the term of the employment agreement has less than one year remaining at the time of termination, then such remaining amount of time plus 12 months. For Mr. Sylvester only, termination for good reason includes InterPacket's requirement that he relocate his place of work outside of Los Angeles County.


    Generally, an employee may terminate the employment agreement for good reason if:


    - we breach any material term of the employment agreement for a period of 30 days after we receive written notice to cure this breach;



    - if we assign to the employee duties and responsibilities substantially inconsistent with the employee's described duties and responsibilities, if another employee assumes the relevant employee's duties, or if we substantially decrease the employee's responsibilities or authority; or


    - upon a change in control.

    A change in control means the happening of any of the following:


    - if any person becomes the beneficial owner of 50% or more of the voting power of our outstanding securities;



    - the sale of all or substantially all of our assets;

    - our merger with or into another corporation in which we are not the surviving corporation, or our stockholders immediately before such merger are the owners of less than 50% of the combined voting power of InterPacket and such other corporation immediately after such merger; or



    - the election of the board of directors where the incumbent directors immediately before such election or consent do not constitute a majority of the board of directors immediately after such election.



    Each of the employment agreements provides that the employment agreement shall be extended by an additional period of one year unless either party to the employment agreement gives written notice to the other of its intent to terminate the employment agreement not less than 30 days before expiration of the employment agreement's initial term, and that if the employee's employment is terminated by us without cause or if such employee terminates employment with us for good reason, all of such employee's options granted under any of our option plans will immediately vest and the exercise period for these options will be extended for an additional two year period.



    All of the employment agreements:


    - impose restrictions relating to the disclosure of confidential information during the term of the agreement and for periods of up to two years thereafter,

    - prohibit the employee during the term of the agreement from competing with InterPacket, and


    - prohibit the employee from soliciting any customer or supplier of InterPacket during the term of the agreement and for periods of time ranging from one to six months thereafter.



    In the event of a change of control, all of the unvested options granted to Jonathan Gans, Peter Zimble, Julie Spira and Timothy Sylvester and all unvested options granted to Ken Halloway and Allen Sciarillo upon their respective dates of hire under the 1998 Stock Option Plan will immediately vest and will be exercisable for a period of two years from the date of the change of control. Furthermore, if we are acquired by another company and if Messrs. Halloway's or Sciarillo's employment with the acquiror is terminated without cause or for good reason within 18 months of the acquisition or if the acquiring company does not grant substitute or replacement options to Messrs. Halloway or Sciarillo, then all other unvested options granted to Messrs. Halloway or Sciarillo under the 1998 Stock Option Plan after their respective dates of hire will vest and will be exercisable for a period of two years from the date of the change of control.


EXECUTIVE COMPENSATION

    The following table sets forth the compensation received for services rendered to InterPacket by our Chief Executive Officer and all other executive officers whose salary and bonus exceeded $100,000 for the year ended
December 31, 1999.

                           SUMMARY COMPENSATION TABLE

                                                                                                         LONG-TERM
                                                                                                       COMPENSATION
                                                         ANNUAL COMPENSATION                              AWARDS
                                        ------------------------------------------------------   -------------------------
                                                                                                        SECURITIES
                                                                                OTHER ANNUAL            UNDERLYING
NAME AND PRINCIPAL POSITION    YEAR             SALARY($)           BONUS($)   COMPENSATION($)          OPTIONS(#)
---------------------------  --------   -------------------------   --------   ---------------   -------------------------
Jonathan L. Gans ........      1999                       221,267   100,000            --                        660,000
  Chief Executive Officer
  and President(1)

Peter S. Zimble .........      1999                       136,041    50,000            --                        242,000
  Executive Vice
  President(2)

Julie M. Spira ..........      1999                       241,225    60,000        11,310(3)                     132,000
  Executive Vice
  President--Sales and
  Marketing

Kenneth R. Halloway .....      1999                        81,458    20,000            --                        132,000
  Senior Vice President--
  Business Development


                                     ALL OTHER
NAME AND PRINCIPAL POSITION       COMPENSATION($)
---------------------------  -------------------------
Jonathan L. Gans ........                           --
  Chief Executive Officer
  and President(1)
Peter S. Zimble .........                           --
  Executive Vice
  President(2)
Julie M. Spira ..........                           --
  Executive Vice
  President--Sales and
  Marketing
Kenneth R. Halloway .....                           --
  Senior Vice President--
  Business Development


-------------------

(1) Mr. Gans, who became President in February 2000, did not serve as President during 1999.

(2) Mr. Zimble served as President during 1999 and became Executive Vice President in February 2000.

(3) Includes commission compensation paid to Ms. Spira.

OPTION GRANTS


    The following table provides summary information regarding stock options granted during the year ended December 31, 1999 to our Chief Executive Officer and all other executive officers whose salary and bonus exceeded $100,000 for the year ended December 31, 1999. We granted options to purchase an aggregate of 4,379,650 shares to some of our directors, officers and employees under our 1998 Stock Option Plan and 1999 Director Stock Option Plan during 1999. See "Option Plans." Options were granted at an exercise price equal to the fair market value of our common stock, as determined by the board of directors on the date of grant. The stock options that expire in March 2009 vest and become exercisable over a period of three years. The stock options that expire in December 2009 vest and become exercisable over a period of four years. The potential realizable value amount set forth in the table is calculated assuming the options appreciate at the assumed offering price of $11.00 per share for the entire term of the option and that the option is exercised at the exercise price and sold on the last day of its term at the appreciated price. All options listed have a term of ten years. Stock price appreciation of 5% and 10% is assumed pursuant to the rules of the Securities and Exchange Commission. There can be no assurance that the actual stock price will appreciate over the ten-year option term at the assumed 5% or 10% levels or at all. Unless the market price of our common stock appreciates over the option term, no value will be realized from the option grants made to the named executive officers. In December 1999, Mr. Gans was granted an option to purchase 220,000 shares of our common stock at an exercise price equal to the initial public offering share price. The potential realizable value of this option grant has also been calculated based on an assumed offering price of $11 per share.

                             OPTION GRANTS IN 1999


                                               INDIVIDUAL GRANTS
                                ------------------------------------------------   POTENTIAL REALIZABLE VALUE
                                             PERCENT OF                             AT ASSUMED ANNUAL RATES
                                NUMBER OF      TOTAL                                     OF STOCK PRICE
                                SECURITIES    OPTIONS                               APPRECIATION FOR OPTION
                                UNDERLYING    GRANTED     EXERCISE                            TERM
                                 OPTIONS         IN         PRICE     EXPIRATION   --------------------------
NAME                            GRANTED(#)    1999(%)     ($/SHARE)      DATE          5%             10%
----                            ----------   ----------   ---------   ----------   ----------      ----------
Jonathan L. Gans..............   220,000         5.0         1.02      03/01/09    $3,717,525      $6,052,457
                                 220,000         5.0         2.27      12/16/09     3,442,525       5,777,457
                                 220,000         5.0        11.00      12/16/09     1,521,925       3,856,857

Peter S. Zimble...............   132,000         3.0         1.02      03/01/09     2,230,515       3,631,474
                                 110,000         2.5         2.27      12/16/09     1,721,262       2,888,728

Julie M. Spira................    55,000         1.3         1.02      03/01/09       929,381       1,513,114
                                  77,000         1.8         2.27      12/16/09     1,204,884       2,022,110

Kenneth R. Halloway...........    22,000         0.5         1.02       3/01/09       371,752         605,245
                                 110,000         2.5         2.27      12/16/09     1,721,262       2,888,728


OPTION EXERCISES AND HOLDINGS


    The following table provides summary information as of December 31, 1999 concerning the shares of common stock represented by outstanding stock options held by our Chief Executive Officer and all other executive officers whose salary and bonus exceeded $100,000 for the year ended December 31, 1999. Except for Mr. Halloway, no options were exercised by the named executive officers during 1999. In December 1999, Mr. Halloway exercised options to purchase 8,800 shares at an exercise price of $0.27 per share. The value of unexercised in-the-money options is based on an assumed offering price of $11 per share for our common stock.


                          1999 YEAR-END OPTION VALUES


                                              NUMBER OF SECURITIES                  VALUE OF UNEXERCISED
                                             UNDERLYING UNEXERCISED                IN-THE-MONEY OPTIONS AT
                                          OPTIONS AT DECEMBER 31, 1999                DECEMBER 31, 1999
                                         -------------------------------       -------------------------------
NAME                                     EXERCISABLE       UNEXERCISABLE       EXERCISABLE       UNEXERCISABLE
----                                     -----------       -------------       -----------       -------------
Jonathan L. Gans.......................     220,000            880,000         $2,345,000         $6,435,000
Peter S. Zimble........................     102,667            359,332          1,091,000          3,511,000
Julie M. Spira.........................     183,334            278,665          1,962,500          2,775,750
Kenneth R. Halloway....................      35,200            220,000            371,700          2,112,500


OPTION PLANS


    1998 STOCK OPTION PLAN. In January 1998, we adopted our 1998 Stock Option Plan and in 2000 we amended and restated the 1998 plan. We have reserved a total of 10,120,000 shares of common stock for issuance under the plan. As of March 27, 2000, options to purchase a total of 7,405,750 shares of common stock, with a weighted average exercise price of $2.13, had been granted, of which 909,691 have been canceled, and 511,896 have been exercised. If an outstanding option expires or terminates unexercised or in the event that any shares of common stock acquired pursuant to the plan are reacquired by us, then the shares subject to that option or shares that are reacquired by us will again be available for issuance under the 1998 plan.

    The 1998 plan provides for the granting of incentive stock options and nonqualified stock options to officers, key employees and consultants of InterPacket or any of its subsidiaries and members of our board of directors. The 1998 plan will terminate when all shares which may be issued under it have been issued; however, our board of directors may terminate it earlier. Each option granted under the 1998 plan will terminate as determined by the compensation committee or our board of directors at the time of its grant, but no later than ten years from the date the option is granted, subject to earlier termination in the case of the termination of the grantee's employment or other relationship with us.



    The compensation committee or our board of directors administers the 1998 plan and determines dates on which options are granted and the terms and conditions of the options granted, consistent with the 1998 plan, including the number of shares subject to an option, the exercise price, and the term and exercisability of the options. In addition, the committee may amend the 1998 plan as it deems advisable, so long as any amendment does not adversely affect any outstanding options without the consent of the optionee.


    Generally, the options are nontransferable and vest based on a chronological vesting schedule. Payment of the purchase price of options may be made in cash or other consideration as determined by the committee.


    In connection with a change in control of our company, if outstanding options are substituted by our acquiror, then 50% of the unvested shares of each optionholder will accelerate and vest if the optionholder's employment is terminated other than for cause. Alternatively, if our acquiror does not offer substitute options to optionholders, then 50% of the unvested shares of each optionholder will accelerate and vest on the consummation of the change in control.



    1999 DIRECTOR STOCK OPTION PLAN. In 1999 we adopted our 1999 Director Stock Option Plan and in 2000 we amended and restated this 1999 plan. We have reserved a total of 1,210,000 shares of common stock for issuance under the 1999 plan. As of March 27, 2000, options to purchase 979,000 shares of common stock, with a weighted average exercise price of $3.54 had been granted. None of these options have been exercised.



    The 1999 plan provides for the granting of options to non-employee directors of InterPacket. The 1999 plan will terminate in June 2009, unless our board of directors terminates it earlier. Each option granted under the 1999 plan will terminate ten years from the date the option is granted, subject to earlier termination upon the termination of the grantee's term as director.



    The board of directors, the Chairman of the Board or an individual designated by the board of directors or the Chairman may be responsible for its administration. Currently, our board of directors administers the 1999 plan. Each non-employee director who was a member of the board of directors on the date the 1999 plan became effective in June 1999 was granted options to purchase 22,000 shares of common stock. Additionally, each non-employee director who was or became a member of the board of directors on or after January 26, 2000, the date the 1999 plan was amended and restated, received an option to purchase 165,000 shares of common stock. Additional grants of options may be made to non-employee directors at any time under the 1999 plan. The exercise price of an option shall equal the fair market value of our common stock on the date of grant. Except as may be set forth in the option agreement between the non-employee director and us or as otherwise determined by the plan administrator, the options vest and become exercisable pro rata in equal annual installments over the three year period commencing on the first anniversary of the date of grant, provided that the individual has remained in continuous service as a director of InterPacket or one of its subsidiaries for the 12 months prior to each such anniversary and is a non-employee director on the applicable anniversary date. The options to purchase shares of common stock granted in June 1999 are subject to a one year vesting schedule, provided that the directors who received such options continue to serve as members of the board of directors through that period. The options are generally nontransferable but may be transferred to family members or a trust established for the benefit of the director or such director's family members with the approval of the administrator of this plan and payment of the exercise price may be made in cash or other consideration. In addition, the board of directors may amend the 1999 plan as it deems advisable, so long as any amendment does not adversely affect any outstanding options without the consent of the optionee. In the event of a change of control, dissolution or liquidation, each outstanding option shall vest and become exercisable.



RECENT ISSUANCES OF STOCK OPTIONS



    From January 1, 2000 through March 27, 2000, we granted to some of our employees and directors options to purchase a total of 1,312,300 shares of common stock at an exercise price of $2.27 per share, options to purchase 262,900 shares of common stock at an exercise price of $3.64 per share and options to purchase 537,900 shares of common stock at an exercise price of $6.82 per share.



INDEMNIFICATION AND LIMITATION OF LIABILITY OF DIRECTORS AND OFFICERS



    Our bylaws provide that we will indemnify our directors and officers and may indemnify our other employees and agents to the fullest extent permitted by law, except for proceedings initiated by these persons without authorization from our board of directors. We have entered into indemnification agreements providing for indemnification to the fullest extent permitted by law with each of our directors and executive officers.


    In addition, our certificate of incorporation provides that our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, except for liability:


    - for any breach of the director's duty of loyalty to us or our stockholders;



    - for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;



    - under Section 174 of the Delaware General Corporation Law; or


    - for any transaction from which the director derives an improper personal benefit.

    Our charter documents also provide that if Delaware law is amended further eliminating or limiting the personal liability of directors, then the liability of a director shall be eliminated or limited to the fullest extent permitted by the amended Delaware law. These provisions do not affect a director's responsibilities under any other law, including the federal securities laws or state or federal environmental laws.

                              CERTAIN TRANSACTIONS

SALES OF SECURITIES

    Since January 1997, we have issued and sold the following securities to the following related parties:


    In June 1997, we issued and sold 3,704,800 shares of our common stock to Peter Zimble for a total purchase price of $70,000. Mr. Zimble paid us $35,000 in cash for these shares and borrowed the $35,000 balance from us. No interest is being paid on the outstanding balance and InterPacket can require Mr. Zimble to repay the outstanding balance at any time.



    In April 1999, we issued and sold a total of 4,419,500 shares of our common stock at $1.02 per share. The following table lists the number of shares of common stock purchased in this financing by our officers, directors and greater than 5% stockholders and the value of the shares based on an assumed initial public offering price of $11 per share.



                                                             VALUE BASED ON ASSUMED
                                                  NUMBER     $11 PER SHARE INITIAL
INVESTORS                                        OF SHARES   PUBLIC OFFERING PRICE
---------                                        ---------   ----------------------
Jeffrey C. Barbakow............................   977,776          $10,755,536
Brett Messing..................................   488,888            5,377,768
Jeffrey P. Sudikoff............................   293,334            3,226,674
Jonathan L. Gans...............................   146,665            1,613,315
James E. Kolsrud...............................   110,000            1,210,000
Julie M. Spira.................................    48,888              537,768
Brent Cohen(1).................................    48,888              537,768
Kenneth R. Halloway............................    24,442              268,862
Timothy F. Sylvester...........................     9,776              107,536


-------------------


(1) Represents shares of common stock held by June Investments, LLC. Mr. Cohen is a managing member of June Investments.



    In August 1999, Jeffrey Sudikoff exercised options to purchase 132,000 shares of common stock. An option to purchase 22,000 of these shares at $0.57 per share was granted to Mr. Sudikoff in September 1998 and an option to purchase the remaining 110,000 shares at $1.02 per share was granted to Mr. Sudikoff in March 1999. These options were granted under our 1998 plan and were granted to him in his capacity as an officer and Chairman of the Board of InterPacket, positions he held at that time. In June 1999, Mr. Sudikoff resigned as a director and as Chairman of the Board and was replaced as an officer and our board of directors accelerated the vesting of these options.



    In September 1999, we issued and sold a total of 3,258,074 shares of our common stock at $2.05 per share. The following table lists the number of shares of common stock purchased in this financing by our officers, directors and greater than 5% stockholders and the value of the shares based on an assumed initial public offering price of $11 per share.



                                                             VALUE BASED ON ASSUMED
                                                  NUMBER     $11 PER SHARE INITIAL
INVESTORS                                        OF SHARES   PUBLIC OFFERING PRICE
---------                                        ---------   ----------------------
Gotel Investments Ltd..........................   594,000          $6,534,000
Norman J. Pattiz...............................   488,890           5,377,790
Jeffrey C. Barbakow............................   488,888           5,377,768
Brett Messing..................................   488,888           5,377,768
Jeffrey P. Sudikoff............................   220,000           2,420,000
Julie M. Spira.................................    48,888             537,768
Jonathan L. Gans...............................    24,444             268,884
Kenneth R. Halloway............................    12,221             134,431
Timothy F. Sylvester...........................    12,221             134,431
Allen J. Sciarillo.............................    11,000             121,000



    On November 12, 1999, we issued and sold an aggregate of 3,000,000 shares of our preferred stock at $5.00 per share. All of these shares of preferred stock will automatically convert into 6,600,000 shares of our common stock upon the completion of this offering. We issued and sold the shares to the following parties in the following amounts:



                                                              VALUE BASED ON ASSUMED
                                                              $11 PER SHARE INITIAL
INVESTOR                                   SHARES PURCHASED   PUBLIC OFFERING PRICE
--------                                   ----------------   ----------------------
Pequot Private Equity Fund II, L.P.......     1,800,000             $43,560,000
Intel Corporation........................       800,000              19,360,000
BayStar Capital..........................       200,000               4,840,000
Access Technology Partners, L.P..........       160,000               3,872,000
Persons affiliated with Chase H&Q........        40,000                 968,000



The preferred shares were sold under a purchase agreement containing customary company and investor representations and warranties. The agreement also contains customary covenants limiting our ability to take some actions and obligating us to take others. These covenants will terminate upon the completion of the sale of the common stock being offered by this prospectus. We agreed with the investors to indemnify each other for any breach of any of the foregoing provisions.



    On November 12, 1999, we entered into an investor rights agreement under which we extended registration rights to all of the purchasers of our preferred stock and to, among others, Messrs. Gans, Zimble, Kolsrud, Barbakow and Pattiz and Ms. Spira, who, along with the holders of preferred stock, hold a combined total of 23,794,423 shares of our common stock, after giving effect to the conversion of our outstanding shares of preferred stock. Under this agreement, the holders of the preferred stock or the common stock issued upon their conversion have certain limited rights of first offer on future sales of any shares of our capital stock. For a description of the registration rights under this agreement, see "Description of Capital Stock--Registration Rights."



    On February 1, 2000, we issued and sold 132,000 shares of our common stock to Timothy F. Sylvester. The purchase price for these shares was paid by Mr. Sylvester in the form of a cash payment of $150,000 and the delivery of a promissory note in the amount of $150,000. The note has a term of three years, bears annual interest at the applicable rate under U.S. Treasury regulations, is secured by the shares purchased and is otherwise full recourse against Mr. Sylvester.



    We believe that the transactions identified above that involved us were made on terms no less favorable to us than we could have been obtained from disinterested third parties.

OTHER TRANSACTIONS


    Since inception, we have provided traditional telecom services to STAR Telecommunications, Inc. James E. Kolsrud, an executive officer, director and greater than 5% stockholder of InterPacket, was also an Executive Vice President of STAR. We received revenues from STAR of approximately $1.4 million in 1997, $9.1 million in 1998 and $3.4 million in 1999. We purchased services from STAR in the amount of approximately $21,000 in 1997, $641,000 in 1998 and $993,000 in 1999. During 1998, STAR paid us $75,000 as a one-time payment to obtain a lower per-minute rate for a circuit to a particular country. We paid this amount to another related party in order to buy-out a royalty interest in the revenues generated from this circuit. We believe that these transactions were made on terms no less favorable to us than we could have obtained from disinterested third parties.



    We lease our offices from KMK Capital Corp. under a lease that began on January 1, 1999 and expires in December 2003. KMK Capital Corp. is the manager of 1901 Main Street LLC, which is affiliated with Mr. Sudikoff. We currently lease approximately 9,600 square feet for approximately $24,500 per month. This rent increases 4% annually. We made total lease payments of $284,634 to KMK Capital in 1999. We plan to relocate our offices to another office building in Santa Monica during the second quarter of 2000. In 1997 and 1998, we leased our offices at a different building, which was also managed by KMK Capital Corp., and made lease payments of $22,650 in 1997 and $71,096 in 1998. We believe that these leases were made on terms no less favorable to us than we could have obtained from disinterested third parties.



    Mr. Sudikoff is one of our four founders and, until June 1999, he served as the Chairman of our Board and as one of our officers. Mr. Sudikoff is a greater than 5% stockholder of InterPacket. On February 19, 1999, Mr. Sudikoff pleaded guilty to three violations of the federal securities laws relating to insider trading and willfully failing to file a Statement of Changes in Beneficial Ownership of Securities with the SEC in 1994 with respect to the securities of another company. On December 3, 1999 he was sentenced to community confinement for a period of one year and one day. Mr. Sudikoff also agreed to pay a fine of $3 million in connection with these matters. On August 6, 1999, Mr. Sudikoff agreed to settle the related civil action brought by the Securities and Exchange Commission whereby he consented to a ban on serving as an officer or director of a publicly traded issuer for 12 years, agreed not to violate the federal securities laws in the future, agreed to disgorge $652,566, including interest, and to pay a fine of $200,000.



    On November 12, 1999, Mr. Sudikoff entered into a voting agreement and irrevocable proxy with us under which he



    - relinquished all voting rights on all of his shares of common stock;



    - granted an irrevocable proxy on these shares to a voting committee established by our board of directors currently composed of Messrs. Barbakow, Lenihan and Cohen which, by resolution of our board, has been directed to vote the shares in the same manner as those shares held by our stockholders who are not our affiliates;



    - agreed not to participate in our strategic planning, business or operations in any manner; and



    - agreed not to attend any of our board of directors meetings.



    Under the agreement, Mr. Sudikoff retains dispositive powers with respect to these shares. This agreement will terminate on the earlier of



    - on November 1, 2004;



    - transfer of Mr. Sudikoff's shares in accordance with the agreement;



    - upon a change of control; and

    - when, following InterPacket's initial public offering, for a period of 180 days, Mr. Sudikoff's holdings constitute less than 2% of InterPacket's voting stock.



    Prior to our formation in August 1995, Mr. Sudikoff was the Chairman of the Board and CEO of IDB. James Kolsrud, Julie Spira and Peter Zimble were employed by IDB at that time. Peter Zimble is Mr. Sudikoff's first cousin.



    We loaned Peter Zimble $42,280 in 1998. On June 1, 1999, we signed a note agreement with Mr. Zimble for the balance of this loan, $34,000. Under the terms of that note, Mr. Zimble agreed to pay us interest on the unpaid principal at the rate of six percent per annum. The first interest payment was payable on October 7, 1999 and the outstanding principal amount and all accrued and unpaid interest is due on September 7, 2000.



    In our April 1999 offering discussed above, we sold 97,777 shares of our common stock to each of the Patricia E. Cohen Zimble Trust and Kenneth H. Zimble. Patricia E. Cohen Zimble, the beneficiary of the trust, is Peter Zimble's mother, and Kenneth H. Zimble is Peter Zimble's father.



    On July 21, 1999, Brett and Marla Messing acquired an option to purchase 1,144,000 shares of common stock at a purchase price of $2.27 per share from Gotel Investments Ltd. Gotel is a greater than 5% stockholder of InterPacket. As this option is presently exercisable, Mr. Messing is also a greater than 5% stockholder of ours. Mr. Messing is an affiliate of Riverhorse Investments, which is owned by Mr. Sudikoff.



    As of March 6, 2000, we entered into a consulting services agreement with Peter Hirshberg in connection with his resignation as our Chairman of the Board. Mr. Hirshberg had been serving as our Chairman of the Board on a full-time basis since November 1999, for which we paid him an annual salary of $175,000. Under this agreement, Mr. Hirshberg agreed to provide full-time consulting services to us including consulting services related to marketing. Mr. Hirshberg will be paid approximately $14,600 per month. The term of this agreement commenced as of March 6, 2000 and continues through June 6, 2000, at which time Mr. Hirshberg will become a part-time consultant for a period of at least four months. Thereafter, Mr. Hirshberg's consulting agreement may be extended through June 6, 2003 with the mutual agreement of both parties. This agreement prohibits Mr. Hirshberg from disclosing confidential information, competing with us or soliciting our employees, customers and suppliers for limited periods of time. As of March 6, 2000, we also entered into a separation agreement and mutual release with Mr. Hirshberg. Under this agreement, Mr. Hirshberg relinquished his right to purchase 660,000 shares pursuant to stock options and agreed to a new vesting schedule with respect to certain other options that he holds. Under this new vesting schedule, options to purchase 220,000 shares are immediately exercisable, options to purchase 220,000 shares vest on June 6, 2000, if he has performed under the consulting agreement and options to purchase 26,400 shares will vest on the commencement of the extension of the consulting agreement described above. Additionally, an option to purchase 193,600 shares will be granted to Mr. Hirshberg and will vest monthly from October 2000 through June 2003 if he and InterPacket agree to extend his consulting agreement beyond October 2000.



    We have entered into indemnification agreements with each of our directors and executive officers under which we agree to indemnify these individuals to the fullest extent permitted by Delaware law. We have entered into employment agreements with three of our executive officers. We also have two stock option plans under which we have granted and will grant options to purchase our common stock to our officers and directors. See "Management--Employment Agreements," "--Option Plans" and "--Indemnification and Limitation of Liability of Directors and Officers" for a more detailed description of these matters.



    We intend that all future transactions between us and our officers, directors, principal stockholders and other affiliates will be approved by a majority of the board of directors, including a majority of the independent and disinterested outside directors on the board of directors, and will be on terms no less favorable to us than could be obtained from disinterested third parties.

                             PRINCIPAL STOCKHOLDERS


    The following table sets forth information known to us regarding the beneficial ownership of our common stock as of March 27, 2000, and as adjusted to reflect the sale of the common stock offered in this offering, the simultaneous conversion of all outstanding shares of our preferred stock into common stock and our 2.2 for 1 stock split by:



    - each stockholder known by us to own beneficially more than 5% of our common stock;



    - each director;



    - our Chief Executive Officer and all other executive officers whose salary and bonuses exceeded $100,000 for the year ended December 31, 1999; and


    - all directors and executive officers as a group.


    Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage of ownership held by that person, shares of common stock subject to options held by that person that are currently exercisable or will become exercisable within 60 days after March 27, 2000 are deemed outstanding, while these shares are not deemed outstanding for computing percentage ownership of any other person. Unless otherwise indicated in the footnotes below, the persons and entities named in the table have sole voting and investment power with respect to all shares beneficially owned, subject to community property laws where applicable. The address for those individuals for which an address is not otherwise indicated is: c/o InterPacket Networks, Inc., 1901 Main Street, 2nd Floor, Santa Monica, CA 90405. The percentages of beneficial ownership assume no exercise of the underwriters' over-allotment option.



                                                                                 PERCENT OF
                                                                                COMMON STOCK
                                                               SHARES OF        BENEFICIALLY
                                                              COMMON STOCK          OWNED
                                                              BENEFICIALLY   -------------------
                                                                 OWNED        BEFORE     AFTER
                                                              ------------   --------   --------
FIVE PERCENT STOCKHOLDERS
Pequot Private Equity Fund II, L.P. (1) ....................    3,960,000     11.7%       9.8%
  500 Nyala Farm Road, Westport, CT 06880

Gotel Investments Ltd. (2) .................................    2,794,000      8.2        6.9
  c/o Walter Stresemann, 16 rue de la Pelisserie
  1211 Geneva 3, Switzerland

Intel Corporation (3) ......................................    1,760,000      5.2        4.4
  2200 Mission College Boulevard
  Santa Clara, CA 95052

Jeffrey P. Sudikoff (4) ....................................    2,845,334      8.4        7.0
  P.O. Box 34127
  Los Angeles, CA 90034

Brett Messing (5) ..........................................    2,121,776      6.3        5.3
  1901 Main Street, Third Floor
  Santa Monica, CA 90405

DIRECTORS AND EXECUTIVE OFFICERS
Jonathan L. Gans (6)........................................    4,864,446     14.2       12.0
Norman J. Pattiz............................................      488,890      1.4        1.2
James E. Kolsrud(7).........................................    4,524,669     13.3       11.2
Peter S. Zimble (8).........................................    4,546,667     13.4       11.2
Julie M. Spira (9)..........................................      519,450      1.5        1.3
Kenneth R. Halloway (10)....................................       87,997      *          *
Jeffrey C. Barbakow (11)....................................    1,466,665      4.3        3.6
Lawrence D. Lenihan, Jr. (12)...............................    3,960,000     11.7        9.8
Brent N. Cohen (13).........................................       48,888      *          *
All directors and executive officers as a group                20,650,672     60.9%      51.1%
  (12 persons) (14).........................................

 (1) Represents shares issuable upon conversion of 1,800,000 shares of preferred stock upon completion of this offering. Pequot Private Equity Fund II, L.P. is managed by Pequot Capital Management, Inc. Pequot Capital Management, Inc. holds voting and dispositive power for all shares of preferred stock held by Pequot Private Equity Fund II, L.P. The individuals who currently possess this power on behalf of Pequot Capital Management, Inc. are Arthur
     J. Somberg, Lawrence D. Lenihan, Jr. and Gerald A. Poch.



 (2) The board of directors of Gotel holds voting and dispositive power for all shares of common stock held by Gotel. Gotel's board of directors is compromised of Walter Stresemann and Gregory Elias. Gotel has granted Brett Messing a presently exercisable option to acquire 1,144,000 shares of common stock that it owns. See footnote 5.



 (3) Represents shares issuable upon conversion of 800,000 shares of preferred stock upon completion of this offering.



 (4) Under the terms of his voting agreement, Mr. Sudikoff relinquished all voting power with respect to these shares via an irrevocable proxy granted to a committee of independent directors of InterPacket under this agreement, but continues to have sole dispositive power over these shares. This voting agreement expires under certain circumstances. See "Certain Transactions--Other Transactions."



 (5) Includes 1,144,000 shares that may be acquired upon exercise of the option from Gotel. See footnote 2.



 (6) Includes 293,337 shares of common stock subject to options that are exercisable or will become exercisable within 60 days of March 27, 2000.



 (7) Includes 14,669 shares of common stock subject to options that are exercisable or will become exercisable within 60 days of March 27, 2000.



 (8) Includes 146,667 shares of common stock subject to options that are exercisable or will become exercisable within 60 days of March 27, 2000.



 (9) Includes 18,334 shares of common stock subject to options that are exercisable or will become exercisable within 60 days of March 27, 2000.



 (10) Includes 7,334 shares of common stock subject to options that are exercisable or will become exercisable within 60 days of March 27, 2000.



 (11) Does not include 2,845,334 shares owned by Mr. Sudikoff over which Mr. Barbakow shares voting power as a member of the voting committee pursuant to a voting agreement to which Mr. Sudikoff is a party. See footnote 4 and "Certain Transactions--Other Transactions."



 (12) Represents shares issuable upon conversion of 1,800,000 shares of preferred stock upon completion of this offering held by Pequot Private Equity Fund II, L.P. which is controlled by Pequot Capital Management, Inc. See footnote 1. Mr. Lenihan is a managing director of Pequot Capital Management, Inc. Mr. Lenihan disclaims beneficial ownership of the shares attributed to Pequot Capital Management, Inc. Does not include
      2,845,334 shares owned by Mr. Sudikoff over which Mr. Lenihan shares voting power as a member of the voting committee pursuant to a voting agreement to which Mr. Sudikoff is a party. See footnote 4 and "Certain Transactions--Other Transactions."



 (13) Represents shares of common stock held by June Investments, LLC.
      Mr. Cohen is a managing member of June Investments. Does not include 2,845,334 shares owned by Mr. Sudikoff over which Mr. Cohen shares voting power as a member of the voting committee pursuant to a voting agreement to which Mr. Sudikoff is a party. See footnote 4 and "Certain Transactions--Other Transactions."



 (14) Includes the shares described in notes 6 through 13 above.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

    We are authorized to issue 250,000,000 shares of common stock, $.001 par value, and 3,000,000 shares of preferred stock, $.001 par value.

COMMON STOCK


    We currently have approximately 70 holders of our common stock. The holders of common stock are entitled to one vote per share on all matters to be voted upon by stockholders. After the holders of preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by our board of directors out of funds legally available for that purpose. In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and liquidation preferences of outstanding shares of preferred stock. The common stock has no preemptive, conversion, subscription or other similar rights. All outstanding shares of common stock are fully paid and non-assessable, and the shares of common stock to be issued upon completion of this offering will be fully paid and non-assessable.


PREFERRED STOCK


    We currently have nine holders of our preferred stock. Upon the closing of this offering, all outstanding shares of preferred stock will be converted into 6,600,000 shares of common stock. See Note 8 of notes to our consolidated financial statements for a description of the currently outstanding preferred stock. Following this conversion, our certificate of incorporation will be amended and restated to delete all references to these shares of preferred stock. Under the restated certificate of incorporation, our board of directors has the authority, without further action by our stockholders, to issue up to 3,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges, qualifications and restrictions granted to or imposed upon the preferred stock, including dividend rights, conversion rights, voting rights, rights and terms of redemption, liquidation preference and sinking fund terms, any or all of which may be greater than the rights of the common stock. The issuance of preferred stock could negatively affect the voting power of holders of common stock and reduce the likelihood that common stockholders will receive dividend payments and payments upon liquidation. The issuance could have the effect of decreasing the market price of the common stock. The issuance of preferred stock also could have the effect of delaying, deterring or preventing a change in our control.


REGISTRATION RIGHTS


    Under an investor rights agreement dated as of November 12, 1999, some of our officers and directors and several of our investors, holding an aggregate of 23,794,423 shares of our common stock assuming conversion of our preferred stock, have registration rights pertaining to the securities they hold. If we propose to register any of our securities under the Securities Act for our own account or the account of any of our stockholders other than these holders of registrable shares, holders of these registrable shares are entitled to notice of the registration and entitled to include registrable shares in that offering, provided that the underwriters of that offering have the right to limit the number of shares included in the registration. In addition, commencing 180 days after the effective date of the registration statement of which this prospectus is a part, we may be required to prepare and file a registration statement under the Securities Act at our expense if requested to do so by the holders of at least 30% of the shares of common stock issued upon the conversion of the preferred stock, provided the anticipated total offering price will exceed $5,000,000, excluding underwriting discounts and commissions. We are required to use our best efforts to complete the registration. We are not obligated to undertake more than two stockholder-initiated registrations. Further, under some conditions, holders of the shares of common stock issued upon the conversion of the preferred stock may require us to file registration statements on Form S-3 with respect to these securities, though we are not required to complete any registrations on Form S-3 unless the total price to the public is $1,000,000 or more.


    We are required to bear substantially all costs incurred in these registrations, other than underwriting discounts and commissions. The registration rights described above could result in substantial future expenses for us and adversely affect any future equity or debt offerings by us.

ANTI-TAKEOVER PROVISIONS

DELAWARE LAW


    We are governed by the provisions of Section 203 of the Delaware Law. In general, Section 203 prohibits a public Delaware corporation from engaging in a business combination, including mergers, asset sales or other transactions financially benefiting the stockholder, with an interested stockholder, unless the business combination is approved in a prescribed manner. An interested stockholder is a person who, together with affiliates and associates, has owned within three years 15% or more of the corporation's voting stock. The statute could have the effect of delaying, deferring or preventing a change in control of our company.


CHARTER PROVISIONS


    Upon the completion of this offering, our certificate of incorporation will authorize our board of directors to issue preferred stock with rights senior to those of common stock without stockholder approval. This provision could delay or discourage some transactions involving an actual or potential change in control of us or our management, including transactions in which stockholders might otherwise receive a premium for their shares over then current prices, and may limit the ability of stockholders to remove current management or approve transactions that stockholders may deem to be in their best interests and could adversely affect the price of our common stock.


THE NASDAQ STOCK MARKET'S NATIONAL MARKET


    We have applied to have our common stock approved for quotation on the Nasdaq National Market under the trading symbol IPKT.


TRANSFER AGENT AND REGISTRAR


    The transfer agent and registrar for our common stock is U.S. Stock Transfer Corporation. U.S. Stock's mailing address is 1815 South Brand Boulevard, Glendale, CA 91204, and its telephone number is (818) 502-1404.

                        SHARES ELIGIBLE FOR FUTURE SALE


    Future sales of substantial amounts of common stock in the public market could lower prevailing market prices. As described below, substantially all currently outstanding shares will not be available for sale immediately after this offering. Sales of substantial amounts of our common stock in the public market after the restrictions lapse could harm the prevailing market price and impair our ability to raise equity capital in the future.



    Upon completion of the offering, we will have approximately 40,400,333 outstanding shares of common stock. We will also have options outstanding to purchase approximately 6,963,163 shares of common stock, of which 838,671 are vested and exercisable as of March 27, 2000. Of the shares then outstanding, the 6,500,000 shares to be sold in this offering, plus any shares issued upon exercise of the underwriters' over-allotment option, will be freely tradable without restriction under the Securities Act, unless purchased by our affiliates as that term is defined in Rule 144 under the Securities Act. In general, affiliates include officers, directors or greater than 10% stockholders.



    The remaining 33,900,333 shares outstanding are "restricted securities" within the meaning of Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144, 144(k) or 701 promulgated under the Securities Act, which are summarized below. Sales of the restricted securities in the public market, or the availability of these shares for sale, could adversely affect the market price of the common stock.


    Our directors, officers and significant securityholders will enter into lock-up agreements in connection with this offering generally providing that they will not offer, sell, contract to sell or grant any option to purchase or otherwise dispose of our common stock or any securities exercisable for or convertible into our common stock owned by them for a period of 180 days after the date of this prospectus without the prior written consent of Chase Securities Inc. and Lehman Brothers. Taking into account the lock-up agreements, and assuming Chase Securities Inc. and Lehman Brothers do not release securityholders from these agreements, the number of shares that will be available for sale in the public market under the provisions of Rule 144, 144(k) and 701 will be:


    - Beginning on the effective date of this prospectus, only the shares sold in this offering will be immediately available for sale in the public market.



    - Beginning 180 days after the effective date of this prospectus, approximately 27,021,670 shares will be eligible for sale.


    In general, under Rule 144, after the expiration of the lock-up agreements, a person who has beneficially owned restricted securities for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:


    - one percent of the number of shares of common stock outstanding at that time, which will equal approximately 404,000 shares immediately after the offering; or


    - the average weekly trading volume of the common stock during the four calendar weeks preceding the sale.

    Sales under Rule 144 are also subject to requirements with respect to manner of sale, notice and the availability of current public information about us. Under Rule 144(k), a person who is not deemed to have been our affiliate at any time during the three months preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell these shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.


    Rule 701 permits our employees, officers, directors or consultants who purchased shares pursuant to a written compensatory plan or contract to resell these shares in reliance upon Rule 144 but without compliance with specific restrictions. Rule 701 provides that affiliates may sell their Rule 701 shares under

Rule 144 without complying with the holding period requirement and that non-affiliates may sell these shares in reliance on Rule 144 without complying with the holding period, public information, volume limitation or notice provisions of Rule 144.



    Following the closing of this offering, we intend to file a registration statement on Form S-8 under the Securities Act covering shares of common stock subject to outstanding options and reserved for issuance under our 1998 Stock Option Plan and 1999 Director Stock Option Plan. Based on the number of shares subject to outstanding options as of March 27, 2000 and currently reserved for issuance under these plans, this registration statement would cover approximately 10,766,800 shares. This registration statement will automatically become effective upon filing. Accordingly, subject to the exercise of these options, shares registered under this registration statement will be available for sale in the open market immediately after the expiration of the 180 day lock-up period.

                                  UNDERWRITING

    Chase Securities Inc., Lehman Brothers and CIBC World Markets Corp. are the representatives of the underwriters. Subject to the terms and conditions of the underwriting agreement, the underwriters named below, through their representatives, have severally agreed to purchase from us, and we have agreed to sell them, the number of shares of common stock listed opposite the name of each underwriter below:


                                                              NUMBER OF
                        UNDERWRITERS                           SHARES
                        ------------                          ---------
Chase Securities Inc........................................
Lehman Brothers.............................................
CIBC World Markets Corp.....................................
                                                              ---------
    Total...................................................  6,500,000
                                                              =========


    The underwriting agreement provides that the obligations of the underwriters are subject to certain conditions precedent, including the absence of any material adverse change in our business and the receipt of certain certificates, opinions and letters from us, our counsel and the independent auditors. The nature of the underwriters' obligation is such that they are committed to purchase all of the shares of common stock offered by this prospectus if they purchase any shares.

    The following table summarizes the per share and total underwriting discounts and commissions we will pay to the underwriters in connection with this offering:


                                                               TOTAL
                                             ------------------------------------------
                                               PER         WITHOUT            WITH
                                              SHARE     OVER-ALLOTMENT   OVER-ALLOTMENT
                                             --------   --------------   --------------
Underwriting discounts and commissions.....



    We estimate that the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $1 million.


    The underwriters propose to offer the shares of common stock directly to the public at the initial public offering price listed on the cover page of this prospectus and to certain dealers at this price less a concession not in excess
of $           per share under the public offering price. The underwriters may allow, and such dealers may reallow, a concession not in excess of $ per share to certain other dealers. After the initial public offering of the shares, the offering price and other selling terms may be changed by the representatives of underwriters.


    We have granted to the underwriters an option, exercisable no later than 30 days after the date of this prospectus, to purchase up to 975,000 additional shares of common stock at the initial public offering price, less the underwriting discounts and commissions listed on the cover page of this prospectus. To the extent that the underwriters exercise this option, each of the underwriters will have a firm commitment to purchase approximately the same percentage of such additional shares as the number of shares of common stock to be purchased by it shown in the table above bears to the total number of shares of common stock offered in this offering. We will be obligated to sell shares to the underwriters to the extent the option is exercised. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of common stock offered by us.


    The offering of the shares is made for delivery when, as and if accepted by the underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offering without notice. The underwriters reserve the right to reject an order for the purchase of shares in whole or in part.

    We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of these liabilities.

    Substantially all of our stockholders, including all of our executive officers and directors, have agreed that they will not, without the prior written consent of Chase Securities Inc. and Lehman Brothers, offer, sell, or otherwise dispose of any shares of common stock, options or warrants to acquire shares of common stock or securities exchangeable for or convertible into shares of common stock owned by them for a period of 180 days following the date of this prospectus. We have agreed that we will not, without the prior written consent of Chase Securities Inc. and Lehman Brothers offer, sell or otherwise dispose of any shares of common stock, options or warrants to acquire shares of common stock or securities exchangeable for or convertible into shares of common stock for a period of 180 days following the date of this prospectus, except that we may issue shares upon the exercise of options granted prior to the date hereof, and may grant additional options under our stock option plans. Without the prior written consent of Chase Securities Inc. and Lehman Brothers, any additional options granted shall not be exercisable during this 180-day period.

    Certain persons participating in this offering may over-allot or effect transactions which stabilize, maintain or otherwise affect the market price of the common stock at levels above those which might otherwise prevail in the open market, including by entering stabilizing bids, effecting syndicate covering transactions or imposing penalty bids. A stabilizing bid means the placing of any bid or effecting of any purchase for the purpose of pegging, fixing or maintaining the price of the common stock. A syndicate covering transaction means the placing of any bid on behalf of the underwriting syndicate or the effecting of any purchase to reduce a short position created in connection with this offering. A penalty bid means an arrangement that permits the underwriters to reclaim a selling concession from a syndicate member in connection with this offering when shares of common stock sold by the syndicate member are purchased in syndicate covering transactions. Such transactions may be effected on The Nasdaq Stock Market, in the over-the-counter market, or otherwise. Such stabilizing, if commenced, may be discontinued at any time.

    Prior to the offering, there has been no public market for our common stock. The initial public offering price for the common stock will be determined by negotiation among us and the representatives. Among the factors to be considered in determining the initial public offering price will be the prevailing market and economic conditions, our revenues and earnings, market valuations of other companies engaged in activities similar to our business operations, estimates of our business potential and prospects, the present state of our business operations, our management and other factors deemed relevant. The estimated initial public offering price range set forth on the cover of this preliminary prospectus is subject to change as a result of market conditions or other factors.


    At our request, the underwriters have reserved for sale at the initial public offering price, 390,000 shares of common stock offered by this prospectus for certain parties, including our directors, officers, employees, business associates and related persons. There can be no assurance that any of the reserved shares will be purchased. The number of shares of common stock available for sale to the general public in this offering will be reduced to the extent these individuals purchase the reserved shares. Any reserved shares which are not so purchased will be offered by the underwriters to the general public on the same basis as other shares offered by this prospectus.


    In connection with this offering, certain underwriters and selling group members, if any, who are qualified market makers on the Nasdaq National Market may engage in passive market making transactions in our common stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Securities Exchange Act of 1934, as amended. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid of such security; if all independent bids are lowered below the passive market maker's bid, however, such bid must then be lowered when certain purchase limits are exceeded.

    Chase Securities Inc. and persons associated with Chase Securities Inc. beneficially own 1,366,642 shares of our common stock.



    A person associated with CIBC World Markets Corp. beneficially owns 78,218 shares of our common stock.


                                 LEGAL MATTERS


    The validity of the common stock offered under this prospectus will be passed upon for InterPacket by Riordan & McKinzie, A Professional Law Corporation, Los Angeles, California. Certain principals of Riordan & McKinzie own an aggregate of 417,995 shares of InterPacket's common stock. Certain legal matters raised in connection with this offering will be passed upon for the underwriters by Gibson, Dunn & Crutcher LLP, San Francisco, California.


                                    EXPERTS

    The consolidated financial statements and schedule of InterPacket Networks, Inc. and Subsidiary as of December 31, 1998 and 1999 and for each of the three years in the period ended December 31, 1999 included in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                             ADDITIONAL INFORMATION


    We filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered in this offering. This prospectus does not contain all of the information contained in the registration statement and the exhibits and schedule filed with the registration statement. For further information with respect to InterPacket and the common stock offered in this offering, we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document referred to are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement we refer you to the copy of the contract or document that we have filed as an exhibit to the registration statement.



    Our registration statement, including exhibits and schedules attached to our registration statement, may be inspected without charge at the Securities and Exchange Commission's public reference facilities in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Securities and Exchange Commission's regional offices located at the Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, 13th Floor, New York, New York 10048. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the public reference facilities. You may also obtain copies of all or any part of our registration statement from such offices after payment of fees prescribed by the Securities and Exchange Commission. The Securities and Exchange Commission maintains a worldwide website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission at HTTP://WWW.SEC.GOV.

                           INTERPACKET NETWORKS, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                    CONTENTS

Report of Independent Public Accountants....................    F-2

Consolidated Balance Sheets as of December 31, 1998 and
  1999......................................................    F-3

Consolidated Statements of Operations for the years ended
  December 31, 1997, 1998 and 1999..........................    F-5

Consolidated Statements of Stockholders' Equity (Deficit)
  and Comprehensive Income for the years ended December 31,
  1997, 1998 and 1999.......................................    F-6

Consolidated Statements of Cash Flows for the years ended
  December 31, 1997, 1998 and 1999..........................    F-7

Notes to Consolidated Financial Statements..................    F-8

    After the stock split discussed in Note 9 to InterPacket Networks, Inc.'s consolidated financial statements is effective, we expect to be in a position to render the following audit report.


ARTHUR ANDERSEN LLP
Los Angeles, California
February 11, 2000

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To InterPacket Networks, Inc.:

    We have audited the accompanying consolidated balance sheets of InterPacket Networks, Inc. (a Delaware corporation) and subsidiary as of December 31, 1998 and 1999, and the related consolidated statements of operations, stockholders' equity (deficit) and comprehensive income and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of InterPacket Networks, Inc. and subsidiary as of December 31, 1998 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999 in conformity with accounting principles generally accepted in the United States.

                   INTERPACKET NETWORKS, INC. AND SUBSIDIARY
                          CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 1998 AND 1999

                                     ASSETS


                                                                                      PRO-FORMA
                                                                                     (SEE NOTE 8)
                                                             1998         1999           1999
                                                          ----------   -----------   ------------
                                                                                     (UNAUDITED)
Current Assets:
  Cash..................................................  $    1,855   $15,948,294   $15,948,294
  Accounts receivable, net of allowance of
    $16,600 and $140,200 at December 31, 1998
    and 1999, respectively..............................     369,742     1,333,914     1,333,914
  Accounts receivable from related parties,
    net of allowance of $63,400 at
    December 31, 1998...................................   1,308,844       206,274       206,274
  Inventory.............................................     161,047     1,063,090     1,063,090
  Advances to stockholder and employees.................      42,280        68,485        68,485
  Deposits..............................................     116,778         5,000         5,000
  Prepaid expenses and other assets.....................      64,263       161,396       161,396
                                                          ----------   -----------   -----------
        Total current assets............................   2,064,809    18,786,453    18,786,453
                                                          ----------   -----------   -----------
Property and Equipment:
  Operating equipment...................................     681,462     2,319,687     2,319,687
  Computer equipment....................................      90,367       442,726       442,726
  Furniture and fixtures................................       9,124        76,836        76,836
  Satellite transponders under capital leases...........          --    41,456,658    41,456,658
                                                          ----------   -----------   -----------
                                                             780,953    44,295,907    44,295,907
  Less--Accumulated depreciation........................     (98,929)   (1,422,989)   (1,422,989)
                                                          ----------   -----------   -----------
                                                             682,024    42,872,918    42,872,918
                                                          ----------   -----------   -----------

  Deposits..............................................     330,378     1,570,457     1,570,457
  Deposits to related parties...........................          --        26,344        26,344
  Intangible assets, net of amortization of $22,433.....          --       426,228       426,228
  Other assets..........................................          --       608,179       608,179
                                                          ----------   -----------   -----------
        Total assets....................................  $3,077,211   $64,290,579   $64,290,579
                                                          ==========   ===========   ===========


   The accompanying notes are an integral part of these consolidated balance sheets.

                   INTERPACKET NETWORKS, INC. AND SUBSIDIARY
                          CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 1998 AND 1999

                 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)


                                                                                          PRO-FORMA
                                                                                         (SEE NOTE 8)
                                                                 1998         1999           1999
                                                              ----------   -----------   ------------
                                                                                         (UNAUDITED)
Current Liabilities:
  Bank overdraft............................................  $  373,213   $        --   $        --
  Accounts payable..........................................   1,172,434     1,773,932     1,773,932
  Accrued expenses..........................................     931,807     1,804,938     1,804,938
  Accounts payable and accrued expenses from related
    parties.................................................     288,749        54,938        54,938
  Deferred revenue..........................................     681,671     1,831,711     1,831,711
  Current portion of capital leases.........................          --     2,138,068     2,138,068
  Customer deposits.........................................     352,657       751,835       751,835
  Deposits from related party...............................     181,970        49,756        49,756
                                                              ----------   -----------   -----------
        Total current liabilities...........................   3,982,501     8,405,178     8,405,178
                                                              ----------   -----------   -----------
Capital Leases of Satellite Transponders, net of Current
  Portion...................................................          --    38,669,292    38,669,292
                                                              ----------   -----------   -----------
Mandatorily Redeemable Preferred Stock--$.001 par value:
  Authorized--3,000,000 shares
  Issued and outstanding--3,000,000 shares at December 31,
    1999....................................................          --    14,823,800            --
                                                              ----------   -----------   -----------

Commitments and Contingencies (Note 4)

Stockholders' Equity (Deficit):
  Common stock--$.001 par value:
    Authorized--50,000,000 shares
    Issued and outstanding--18,757,895 and 26,826,573
      shares at December 31, 1998 and 1999 and 33,426,573
      in pro forma 1999.....................................      18,758        26,827        33,427
  Additional paid-in capital................................     347,498    45,109,986    59,927,186
  Stockholder receivables...................................     (35,158)      (35,158)      (35,158)
  Deferred compensation.....................................          --   (30,585,462)  (30,585,462)
  Other comprehensive income................................          --         2,173         2,173
  Deficit...................................................  (1,236,388)  (12,126,057)  (12,126,057)
                                                              ----------   -----------   -----------
        Stockholders' equity (deficit)......................    (905,290)    2,392,309    17,216,109
                                                              ----------   -----------   -----------
        Total liabilities and stockholders' equity
          (deficit).........................................  $3,077,211   $64,290,579   $64,290,579
                                                              ==========   ===========   ===========


   The accompanying notes are an integral part of these consolidated balance sheets.

                   INTERPACKET NETWORKS, INC. AND SUBSIDIARY
                     CONSOLIDATED STATEMENTS OF OPERATIONS
              FOR THE YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999


                                                            1997         1998           1999
                                                         ----------   -----------   ------------
Revenue:
  Network services.....................................  $  406,895   $ 2,283,701   $ 10,051,114
  Revenue from related parties--network services.......     175,924     1,831,233        738,362
  Revenue from related parties--traditional telecom
    services...........................................   1,176,330     7,294,757      2,684,751
                                                         ----------   -----------   ------------
        Total revenue..................................   1,759,149    11,409,691     13,474,227
Operating Expenses:
  Cost of network services.............................     452,748     5,284,329     10,346,284
  Cost of traditional telecom services.................     531,834     4,749,765      1,273,645
  Cost from related parties............................      21,246       777,724        993,292
  Selling and marketing expenses (excluding non-cash
    compensation of $101,118 in 1999)..................     131,714       828,120      2,396,857
  General and administrative expenses (excluding
    non-cash compensation of $2,387,287 in 1999).......     429,435     1,017,567      4,297,178
  General and administrative expenses
    from related parties...............................      24,565        80,480        389,075
  Non-cash compensation charges........................          --            --      2,488,405
  Depreciation and amortization........................       9,390        87,569      1,346,493
                                                         ----------   -----------   ------------
        Total operating expenses.......................   1,600,932    12,825,554     23,531,229
                                                         ----------   -----------   ------------
Income (Loss) from Operations..........................     158,217    (1,415,863)   (10,057,002)
Other Income (Expense):
  Interest income......................................         902        22,886        205,792
  Interest expense.....................................        (129)         (110)      (942,990)
  Other................................................          --        (2,824)       (94,669)
                                                         ----------   -----------   ------------
                                                                773        19,952       (831,867)
                                                         ----------   -----------   ------------
Income (Loss) before Provision for
  Income Taxes.........................................     158,990    (1,395,911)   (10,888,869)
Provision (Benefit) for Income Taxes...................      69,613       (68,013)           800
                                                         ----------   -----------   ------------
Net Income (Loss)......................................  $   89,377   $(1,327,898)  $(10,889,669)
                                                         ==========   ===========   ============
Basic and diluted income (loss) per common share.......  $     0.01   $     (0.07)  $      (0.48)
                                                         ==========   ===========   ============
Weighted average number of common shares...............  15,950,000    18,506,000     22,862,000
                                                         ==========   ===========   ============
Pro forma basic and diluted loss per common share
  (unaudited)..........................................                             $      (0.46)
                                                                                    ============
Weighted average number of common shares used to
  compute pro forma loss per common share
  (unaudited)..........................................                               23,767,000
                                                                                    ============


 The accompanying notes are an integral part of these consolidated statements.

                   INTERPACKET NETWORKS, INC. AND SUBSIDIARY
           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
                            AND COMPREHENSIVE INCOME
              FOR THE YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999

                                  COMMON STOCK                                                           OTHER         RETAINED
                              ---------------------     ADDITIONAL      STOCKHOLDER     DEFERRED     COMPREHENSIVE     EARNINGS
                                SHARES      AMOUNT    PAID-IN CAPITAL   RECEIVABLES   COMPENSATION      INCOME        (DEFICIT)
                              ----------   --------   ---------------   -----------   ------------   -------------   ------------
Balance, at December 31,
  1996......................  13,895,200   $13,895      $   (10,737)      $   (158)   $         --       $   --      $      2,133
Issuance of common stock....   3,924,800     3,925           71,075        (40,000)             --           --                --
Stockholder contributions...          --        --           38,098             --                           --                --
Net income..................          --        --               --             --              --           --            89,377
                              ----------   -------      -----------       --------    ------------       ------      ------------
Balance, at December 31,
  1997......................  17,820,000    17,820           98,436        (40,158)             --           --            91,510
Issuance of common stock....     937,895       938          249,062             --              --           --                --
Repayment of stockholder
  note......................          --        --               --          5,000              --           --                --
Net loss....................          --        --               --             --              --           --        (1,327,898)
                              ----------   -------      -----------       --------    ------------       ------      ------------
Balance, at December 31,
  1998......................  18,757,895    18,758          347,498        (35,158)             --           --        (1,236,388)
Issuance of common stock....   7,898,544     7,899       11,552,264             --              --                             --
Compensation expense
  relating to issuance of
  common stock..............          --        --        1,775,954             --              --           --
Exercise of stock options...     170,134       170          136,357             --              --           --                --
Compensation expense
  relating to stock
  options...................          --        --       31,297,913             --     (30,585,462)          --                --
Comprehensive income:
  Net loss..................          --        --               --             --              --           --       (10,889,669)
  Cumulative translation
    adjustment..............          --        --               --             --              --        2,173                --
Comprehensive loss..........          --        --               --             --              --           --                --
                              ----------   -------      -----------       --------    ------------       ------      ------------
Balance, at December 31,
  1999......................  26,826,573   $26,827      $45,109,986       $(35,158)   $(30,585,462)      $2,173      $(12,126,057)
                              ==========   =======      ===========       ========    ============       ======      ============


                                 TOTAL
                              ------------
Balance, at December 31,
  1996......................  $      5,133
Issuance of common stock....        35,000
Stockholder contributions...        38,098
Net income..................        89,377
                              ------------
Balance, at December 31,
  1997......................       167,608
Issuance of common stock....       250,000
Repayment of stockholder
  note......................         5,000
Net loss....................    (1,327,898)
                              ------------
Balance, at December 31,
  1998......................      (905,290)
Issuance of common stock....    11,560,163
Compensation expense
  relating to issuance of
  common stock..............     1,775,954
Exercise of stock options...       136,527
Compensation expense
  relating to stock
  options...................       712,451
Comprehensive income:
  Net loss..................   (10,889,669)
  Cumulative translation
    adjustment..............         2,173
                              ------------
Comprehensive loss..........   (10,887,496)
                              ------------
Balance, at December 31,
  1999......................  $  2,392,309
                              ============


 The accompanying notes are an integral part of these consolidated statements.

                   INTERPACKET NETWORKS, INC. AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

              FOR THE YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999

                                                                1997         1998           1999
                                                              ---------   -----------   ------------
Cash Flows from Operating Activities:
  Net income (loss).........................................  $  89,377   $(1,327,898)  $(10,889,669)
  Adjustments to reconcile net income (loss) to net cash
    provided by (used in) operating activities:
    Compensation expense relating to stock options..........         --            --        712,451
    Compensation expense relating to issuance of common
      stock.................................................         --            --      1,775,954
    Depreciation and amortization expense...................      9,390        87,569      1,346,493
    Bad debt expense........................................         --        80,000        183,574
    Deferred income taxes...................................     68,813       (68,813)            --
    Decrease (increase) in assets, net of acquisition:
      Accounts receivable...................................    (61,032)     (325,292)    (1,119,207)
      Accounts receivable from related parties..............   (804,352)     (563,910)     1,102,570
      Inventory.............................................         --      (161,047)      (902,043)
      Advances to stockholder and employees.................         --       (42,280)       (26,205)
      Deposits..............................................         --      (326,568)    (1,266,423)
      Prepaid expenses and other assets.....................     (4,110)     (180,741)        19,647
    Increase (decrease) in liabilities, net of acquisition:
      Bank overdraft........................................    330,424        42,789       (373,213)
      Accounts payable......................................     79,451     1,092,983        601,498
      Accrued expenses......................................    154,908       776,899        810,577
      Accounts payable and accrued expenses from related
        parties.............................................     17,516       271,233       (233,811)
      Deferred revenue......................................     50,560       615,621      1,128,449
      Deposits..............................................     55,800       285,357        399,178
      Deposits from related party...........................         --       181,970       (132,214)
                                                              ---------   -----------   ------------
        Net cash provided by (used in) operating
          activities........................................    (13,255)      437,872     (6,862,394)
                                                              ---------   -----------   ------------
Cash Flows from Investing Activities:
  Capital expenditures......................................    (55,621)     (691,017)    (1,956,353)
  Payment for acquisition...................................         --            --       (500,000)
  Other assets..............................................         --            --       (125,373)
                                                              ---------   -----------   ------------
        Net cash used in investing activities...............    (55,621)     (691,017)    (2,581,726)
                                                              ---------   -----------   ------------
Cash Flows from Financing Activities:
  Issuance of common stock..................................     66,760       250,000     11,696,690
  Issuance of preferred stock...............................         --            --     14,823,800
  Repayment of stockholder note.............................         --         5,000             --
  Repayment of capital lease obligations....................         --            --       (649,298)
  Initial public offering costs included in other assets....         --            --       (482,806)
                                                              ---------   -----------   ------------
        Net cash provided by financing activities...........     66,760       255,000     25,388,386
                                                              ---------   -----------   ------------
Effect of exchange rate changes on cash.....................         --            --          2,173
Increase (decrease) in cash.................................     (2,116)        1,855     15,946,439

Cash, beginning of period...................................      2,116            --          1,855
                                                              ---------   -----------   ------------
Cash, end of period.........................................  $      --   $     1,855   $ 15,948,294
                                                              =========   ===========   ============

 The accompanying notes are an integral part of these consolidated statements.

                   INTERPACKET NETWORKS, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                               DECEMBER 31, 1999

1. NATURE OF BUSINESS

    InterPacket Networks, Inc. (the "Company" or "InterPacket") is a Delaware corporation in the business of providing a satellite-based broadband Internet network that delivers high-speed Internet services to international Internet service providers and other businesses. The Company's proprietary network design integrates the broadcast capabilities of satellites with Internet network technologies to offer its international customers a scalable solution to the contraints of the public Internet infrastructure. Effective December 1999, the Company discontinued traditional telephony services to focus on its Internet business.


    On September 23, 1999, IPG Acquisition Inc. was incorporated in the State of Delaware. On November 5, 1999, InterPacket Group, Inc. and IPG Acquisition Inc. merged to become InterPacket Group, Inc., a Delaware corporation. On February 18, 2000, the Company changed its name to InterPacket Networks, Inc., which has been retroactively reflected in the accompanying consolidated financial statements.



    In September 1998, the Company established InterPacket (UK) Limited, a wholly owned subsidiary in the United Kingdom, to expand operations in Europe. In November 1998, the Company entered into a joint venture with Internet Promoters India Limited ("IPIL") to provide Internet services in India. The Company owns 49 percent of the equity of IPIL and accounts for the investment under the equity method. The remaining 51 percent is owned by an Indian company with the name of Internet Promoters India Limited. IPIL has not yet generated revenue and its operations through December 31, 1999 are immaterial.



    On September 28, 1999, the Company completed the acquisition of certain assets and technology from a subsidiary of Level 3 Communications Limited, for a cash price of approximately $500,000 (see Note 10).


    The Company faces risks normally associated with early stage enterprises including the need to raise additional capital to fund future operations and expansion. There can be no assurance that the Company will be successful in raising the needed capital. Also, should the Company be successful in obtaining capital, there can be no assurances that profitable operations can be achieved.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

    The accompanying consolidated financial statements include the accounts of InterPacket and its wholly-owned subsidiary. All material intercompany transactions have been eliminated.

REVENUE RECOGNITION

    The Company records revenue for Internet service during the month of service and for long distance telecommunications sales at the time of customer usage. Deferred revenue consists of advance billings for the following month's services or prepayments from new customers not yet in service. Included in accounts receivable and deferred revenue as of December 31, 1998 and 1999 are $409,475 and $794,217, respectively, of billed but unearned revenues.


    Revenue from the sale of customer equipment for the years ended
December 31, 1997, 1998 and 1999 was $101,000, $150,000 and $1,051,000,
respectively, and is included in network services. Installation fees for this equipment was immaterial during 1997 and 1998 and approximately $37,000 in 1999. Revenue on equipment and installation is recognized when the customer is activated.

                   INTERPACKET NETWORKS, INC. AND SUBSIDIARY

                               DECEMBER 31, 1999

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
COST OF SERVICES

    Cost of services represent direct charges from vendors that the Company incurs to deliver service to its customers. These include access fees, leasing costs for satellite facilities, teleports, Internet connectivity and the rate-per-minute charges from other carriers that terminate traffic on behalf of the Company.

TRANSLATION OF FOREIGN CURRENCIES

    Management determined that the functional currency of its foreign subsidiary is the local currency. Balance sheets prepared in their functional currencies are translated to the reporting currency, the United States dollar, at exchange rates in effect at the end of the accounting period except for stockholders' equity accounts which are translated at rates in effect when these balances were originally recorded. Revenue and expense accounts are translated at a weighted average of exchange rates during the period. The cumulative effect of translation is included in other comprehensive income in the accompanying consolidated balance sheets.

COMPREHENSIVE INCOME

    On January 1, 1998, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income." SFAS No. 130 requires that comprehensive income, which is the total of net income and all other non-owner changes in equity, be displayed in the financial statements. The adoption of SFAS No. 130 had no impact on total stockholders' equity. The components of the Company's comprehensive income as presented in the consolidated statements of stockholders' equity (deficit) and comprehensive income include net income and unrealized gains and losses from currency translation.

BASIC AND DILUTED INCOME (LOSS) PER SHARE

    In accordance with SFAS No. 128, "Computation of Earnings Per Share," basic earnings per share is computed by dividing the net earnings available to common stockholders for the period by the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed by dividing the net earnings for the period by the weighted average number of common and common equivalent shares outstanding during the period.

    Common equivalent shares, consisting of incremental common shares issuable upon the exercise of stock options and the conversion of the preferred shares are excluded from the diluted earnings per share calculation as their effect is anti-dilutive.

                   INTERPACKET NETWORKS, INC. AND SUBSIDIARY

                               DECEMBER 31, 1999

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    A summary of the shares used to compute net income (loss) per share and pro forma net loss per share is as follows:


                                                  Year Ended December 31,
                                            ------------------------------------
                                               1997         1998         1999
                                            ----------   ----------   ----------
Weighted average common shares used to
  compute basic net income (loss) per
  common share............................  15,950,000   18,506,000   22,862,000
Effect of dilutive securities.............          --           --           --
                                            ----------   ----------   ----------
Weighted average common shares used to
  compute diluted income (loss) per common
  share...................................  15,950,000   18,506,000   22,862,000
                                            ==========   ==========
Conversion of preferred stock.............                               905,000
                                                                      ----------
Weighted average number of common shares
  used to compute pro forma loss per
  common share............................                            23,767,000
                                                                      ==========


    Pro forma loss per common share gives effect to the conversion of 3,000,000 shares of preferred stock into common stock upon the effectiveness of the initial public offering.

INVENTORY

    Inventory represents purchased communications equipment which the Company resells to its customers. The inventory is carried at the lower of cost or market.

PROPERTY AND EQUIPMENT

    Property and equipment are carried at cost. Depreciation of property and equipment is computed using the straight-line method over the following estimated useful lives:

Operating equipment..............................  5 years
Computer equipment...............................  3 years
Furniture and fixtures...........................  5 years
Equipment under capital leases...................  11 to 13 years

    Replacements and betterments, renewals and extraordinary repairs that extend the life of the asset are capitalized; other repairs and maintenance are expensed. The cost and accumulated depreciation applicable to assets sold or retired are removed from the accounts and any gain or loss on disposition is recognized in other income or expense.

    Included in the Company's balance sheets at December 31, 1998 and 1999 are approximately $280,000 and $42.9 million, respectively, of equipment which is located outside of the United States.

                   INTERPACKET NETWORKS, INC. AND SUBSIDIARY

                               DECEMBER 31, 1999

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
DEPOSITS

    Deposits represent payments made to satellite operators and long distance providers to secure lower rates. These deposits are refunded or applied against future services.

INTANGIBLE ASSETS

    Intangible assets represent the excess of cost over the fair market value of net tangible assets acquired and are amortized using the straight-line method over a five-year period. The Company continually evaluates whether events and circumstances have occurred that indicate the remaining estimated useful life of intangible assets might warrant revision or that the remaining balance of the intangible assets and other long-lived assets may not be recoverable. When factors indicate that the intangible assets and other long-lived assets should be evaluated for possible impairment, the Company uses an estimate of undiscounted future net cash flows over the remaining life of the assets to determine if impairment has incurred. Assets are grouped at the lowest level for which there are identifiable cash flows that are largely independent from other asset groups. The Company uses discounted future expected net cash flows to determine the amount of impairment loss.

OTHER ASSETS

    Other assets include capitalized initial public offering costs of $482,806 and the investment in IPIL which is being accounted for under the equity method.

STATEMENTS OF CASH FLOWS

    During the periods ended December 31, 1997 and 1998, no cash was paid for interest. During 1999, the Company paid $784,807 in interest charges. For the same periods, cash paid for income taxes amounted to $1,600, $800 and $5,724, respectively.

    Non-cash investing and financing activities are as follows for the years ended December 31, 1997, 1998 and 1999:

                                                  1997       1998        1999
                                                --------   --------   -----------
Issuance of common stock for notes............  $40,000    $    --    $        --
Conversion of debt to equity..................  $ 6,338    $    --    $        --
Assets acquired under capital leases..........  $    --    $    --    $41,456,658

    These non-cash transactions are excluded from the statements of cash flows.

CONCENTRATIONS OF RISK

    As of December 31, 1999, the Company had cash account balances of approximately $15.1 million at financial institutions which were in excess of federally-insured amounts.

    The Company provided carrier grade telephony service to a single customer who accounted for a substantial portion of the overall revenue of the Company. The Company's largest customer accounted for 76 percent and 12 percent of gross accounts receivable at December 31, 1998 and 1999, respectively. The Company's largest customer represented 77 percent, 80 percent and 25 percent of revenue during the

                   INTERPACKET NETWORKS, INC. AND SUBSIDIARY

                               DECEMBER 31, 1999

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) years ended December 31, 1997, 1998 and 1999. The Company's largest customer is a related party (see Note 3).

    For the year ended December 31, 1999, 73 percent of total revenue and 91 percent of revenue from network services were generated outside the United States.


    Purchases from the four largest vendors for the years ended December 31, 1997 and 1998 amounted to 88 percent and 59 percent, respectively. Purchases from the two largest vendors (PanAmSat and Satmex) for the year ended December 31, 1999 amounted to 47 percent of total purchases.



    In providing its network application services, the Company is dependent on uninterrupted satellite service which is currently provided by five vendors. The Company also relies predominantly on one vendor for uplink services. The Company has experienced one significant interruption in satellite transmission service for which it did not receive reimbursement from the provider. In connection with this transmission failure, the Company had to refund approximately $20,000 to its customers. An extended period of disruption could have a material adverse effect on the Company's financial position and results of operations.


USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

FAIR VALUE OF FINANCIAL INSTRUMENTS

    The carrying value of the Company's cash, receivables, payables and accrued liabilities approximate their fair value because of the short maturities of these instruments. The carrying value of the Company's capital leases approximate their fair values because the interest rates are comparable to those available to the Company on similar terms.

3. RELATED PARTY TRANSACTIONS


    A significant stockholder and member of the board of directors of the Company is an executive at STAR Telecommunications, Inc. ("STAR"). The Company provided long distance telephone and network services to STAR which accounted for approximately 77 percent, 80 percent and 25 percent of the Company's revenue for the years ended December 31, 1997, 1998 and 1999, respectively. During the year ended December 31, 1998, STAR paid the Company $75,000 as a one-time payment to obtain a lower per-minute rate for a specific circuit to a particular country. The Company then paid this amount to another related party to buy out a royalty interest in the revenue generated from such circuit, thereby reducing the per-minute rate. The pricing of related party transactions was determined by management.

                   INTERPACKET NETWORKS, INC. AND SUBSIDIARY

                               DECEMBER 31, 1999

3. RELATED PARTY TRANSACTIONS (CONTINUED)

    The following table summarizes related party transactions:



                                                                                                                      COMPANY
                                                                                         COMPANIES                    OWNED BY
                                                                                        OWNED BY OR     LOANS TO     DIRECTOR,
                                                                           CONSULTING    RELATED TO    EXECUTIVES    EXECUTIVE
                                                                            FEES TO        FORMER         AND       OFFICER AND
                                                   TOTAL         STAR       CHAIRMAN      CHAIRMAN     EMPLOYEES    STOCKHOLDER
                                                 ----------   ----------   ----------   ------------   ----------   ------------
For the year ended December 31, 1997:
Revenue--network services......................  $  175,924   $  175,924    $    --       $     --      $    --       $    --
Revenue--traditional telecom services..........   1,176,330    1,176,330         --             --           --            --
Cost of services...............................      21,246       21,246         --             --           --            --
General and administrative expenses............      24,565           --         --         24,565           --            --

For the year ended December 31, 1998:
Revenue--network services......................   1,831,233    1,825,233         --          6,000           --            --
Revenue--traditional telecom services..........   7,294,757    7,294,757         --             --           --            --
Cost of services...............................     777,724      640,941         --        136,783           --            --
General and administrative expenses............      80,480           --         --         80,480           --            --

For the year ended December 31, 1999:
Revenue--network services......................     738,362      734,362         --          4,000           --            --
Revenue--traditional telecom services..........   2,684,751    2,684,751         --             --           --            --
Cost of network services.......................     938,292      938,292         --             --           --            --
Cost of traditional telecom services...........      55,000       55,000         --             --           --            --
General and administrative expenses............     389,075           --     43,750        315,841           --        29,484

At December 31, 1998:
Accounts receivable............................   1,308,844    1,281,003         --         27,841           --            --
Advances to stockholder and employees..........      42,280           --         --             --       42,280            --
Accounts payable and accrued expenses..........     288,749      287,801         --            948           --            --
Customer deposits..............................     181,970      181,970         --             --           --            --

At December 31, 1999:
Accounts receivable............................     206,274      204,374         --          1,900           --            --
Advances to stockholder and employees..........      68,485           --         --             --       68,485            --
Deposits.......................................      26,344        4,920         --         21,424           --            --
Accounts payable and accrued expenses..........      54,938       39,000      8,750          7,188           --            --
Customer deposits..............................      49,756       49,756         --             --           --            --

                   INTERPACKET NETWORKS, INC. AND SUBSIDIARY

                               DECEMBER 31, 1999

4. COMMITMENTS AND CONTINGENCIES


   The Company has leases for satellite transponder space and related facilities under various agreements expiring through 2011. At December 31, 1999, the minimum aggregate payments under the capital leases of satellite transponders and non-cancelable operating leases are summarized as follows:


                                     CAPITAL LEASES   OPERATING LEASES      TOTAL
                                     --------------   ----------------   ------------
Year Ending December 31,
2000...............................   $  5,870,548      $12,174,662      $ 18,045,210
2001...............................      5,802,000       10,590,441        16,392,441
2002...............................      5,802,000        8,777,266        14,579,266
2003...............................      5,802,000        6,611,840        12,413,840
2004...............................      5,802,000        2,894,250         8,696,250
Thereafter.........................     37,628,000       12,669,972        50,297,972
                                      ------------      -----------      ------------
                                        66,706,548      $53,718,431      $120,424,979
                                                        ===========      ============
Less: Amount representing
  interest.........................    (25,899,188)
                                      ------------
                                        40,807,360
Less: Current portion..............     (2,138,068)
                                      ------------
                                      $ 38,669,292
                                      ============


    The Company has also committed to lease three additional transponders on one existing satellite under leases that start on August 15, 2000, May 15, 2001 and November 15, 2001. We have committed to leasing these transponders through the end of their useful lives which is expected to be October 2013. Estimated future payments under these commitments are approximately $56.5 million.



    The Company has capital and operating leases of satellite transponders. The leases provide for monthly payments ranging from $300 to approximately $360,000 per month over periods of 1 year to 12 years. Some of these leases require security deposits and many may be extended upon timely notification. In case of a satellite failure other than from a "force majeure," as defined, generally the Company will receive a refund or suspension of its monthly payments. Most agreements require early termination penalties including one year's fee, the net present value of the remaining unpaid lease payments at a predetermined discount rate, or the remaining lease payments through the end of the lease term. Some of the agreements will provide for a refund to the Company if a space segment is subsequently leased to another company.


    Office space and office equipment rent expense for the years ended December 31, 1997, 1998 and 1999 was $22,650, $71,096 and $284,634,
respectively. Rental for leased lines, satellite access and related facilities for the years ended December 31, 1997, 1998 and 1999 amounted to $317,551, $6,281,302 and $10,433,321, respectively.

                   INTERPACKET NETWORKS, INC. AND SUBSIDIARY

                               DECEMBER 31, 1999

4. COMMITMENTS AND CONTINGENCIES (CONTINUED)


    The Company has employment agreements with three executives. The agreements provide for a continuation of salary in the event of termination without cause. Also, stock options will vest immediately upon certain events. The Company has also committed to issue 220,000 stock options to the chief executive officer at the initial public offering price.


5. INCOME TAXES

    The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes," under which deferred assets and liabilities are provided on differences between financial reporting and taxable income using enacted tax rates. Deferred income tax expenses are based on the changes in deferred income tax assets or liabilities from period to period.

    Under SFAS No. 109, deferred tax assets may be recognized for temporary differences that will result in deductible amounts in future periods. A valuation allowance is recognized if based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax asset will not be realized. The net deferred tax asset of $3,884,019 at December 31, 1999 has been fully reserved.

    The components of the net deferred taxes at December 31, 1998 and 1999 are as follows:

                                                         1998         1999
                                                       ---------   -----------
Deferred tax asset:
  Net operating loss.................................  $  35,246   $ 5,830,352
  Cash to accrual....................................    480,388     2,158,807
                                                       ---------   -----------
                                                         515,634     7,989,159

Deferred tax liability:
  Depreciation.......................................    (34,721)   (3,036,996)
  Cash to accrual....................................         --    (1,068,144)
                                                       ---------   -----------
                                                         (34,721)   (4,105,140)
                                                       ---------   -----------
                                                         480,913     3,884,019
Less--valuation reserve..............................   (480,913)   (3,884,019)
                                                       ---------   -----------
Net deferred taxes...................................  $      --   $        --
                                                       =========   ===========

                   INTERPACKET NETWORKS, INC. AND SUBSIDIARY

                               DECEMBER 31, 1999

5. INCOME TAXES (CONTINUED)
    The provision for income taxes for the years ended December 31, 1997, 1998 and 1999 are as follows:

                                                    1997       1998       1999
                                                  --------   --------   --------
Current:
  Federal taxes.................................  $     --   $     --   $     --
  State taxes...................................       800        800        800
                                                  --------   --------   --------
                                                       800        800        800
                                                  --------   --------   --------
Deferred:
  Federal taxes.................................    58,542    (58,542)        --
  State taxes...................................    10,271    (10,271)        --
                                                  --------   --------   --------
                                                    68,813    (68,813)        --
                                                  --------   --------   --------
Provision (benefit) for income taxes............  $ 69,613   $(68,013)  $    800
                                                  ========   ========   ========

    Differences between the provision for income taxes and income taxes at the statutory federal income tax rate for the years ended December 31, 1997, 1998 and 1999 are as follows:

                                                         1997       1998         1999
                                                       --------   ---------   -----------
Income taxes at the statutory federal rate...........  $54,057    $(474,610)  $(3,702,215)
State income taxes, net of federal income tax
  effect.............................................    9,276      (77,390)     (619,439)
Permanent differences................................      739        5,130       924,510
Change in valuation reserve..........................       --      480,913     3,403,106
Other................................................    5,541       (2,056)       (5,162)
                                                       -------    ---------   -----------
                                                       $69,613    $ (68,013)  $       800
                                                       =======    =========   ===========

    The Company has net operating loss carryforwards of approximately $13 million for Federal and State income tax purposes, which will expire through 2019 and 2004, respectively.

6. ACCRUED EXPENSES

    Accrued expenses at December 31, 1998 and 1999 consist of the following:

                                                           1998        1999
                                                         --------   ----------
Payroll and related costs..............................  $114,516   $  383,746
Network costs..........................................   774,291      835,453
Other..................................................    43,000      585,739
                                                         --------   ----------
                                                         $931,807   $1,804,938
                                                         ========   ==========

7. STOCK OPTIONS


    On January 1, 1998, the Company adopted the 1998 Stock Option Plan (the "Plan"). The Plan provides for the granting of stock options to purchase up to 6,380,000 shares of common stock and terminates in ten years. Options vest over a period as determined by the Board of Directors, generally

                   INTERPACKET NETWORKS, INC. AND SUBSIDIARY

                               DECEMBER 31, 1999

7. STOCK OPTIONS (CONTINUED)
three years and expire in ten years. The option price is determined by the Board of Directors but may not be less than the fair market value of the stock on the date of grant, except for participants who are 10 percent stockholders of the Company, for which the price may not be less than 110 percent of the fair market value.


    On June 14, 1999, the Company adopted the 1999 Director Stock Option Plan (the "Directors Plan"). The Plan provides for the granting of stock options to purchase up to 440,000 shares of common stock and terminates in ten years. Each year all non-employee directors shall be granted options to purchase 22,000 shares of common stock. Options vest and become exercisable on the first anniversary of the date of grant, provided that the individual has remained in continuous service as a director of InterPacket for the preceding twelve-month period. Options also vest and become exercisable upon a change in control, as defined. The option price shall equal the fair market value of the stock on the date of grant.


    The Company has elected to adopt SFAS No. 123, "Accounting for Stock-Based Compensation," for disclosure purposes only and applies Accounting Principle Board (APB) Opinion No. 25 and related interpretations in accounting for its employee stock options.

    The following is a summary of the Company's outstanding options and activity for the years ended December 31, 1998 and 1999:


                                                               1998                   1999
                                                       --------------------   --------------------
                                                                   WEIGHTED               WEIGHTED
                                                        SHARES     AVERAGE     SHARES     AVERAGE
                                                         UNDER     EXERCISE     UNDER     EXERCISE
                                                        OPTION      PRICE      OPTION      PRICE
                                                       ---------   --------   ---------   --------
Options outstanding, at
  beginning of year..................................         --    $  --     1,672,000    $ 0.40
  Granted............................................  1,672,000     0.40     1,661,000      1.54
  Granted below current market prices................         --       --     2,718,650      2.14
  Exercised..........................................         --       --      (170,136)     0.80
  Canceled...........................................         --       --      (175,630)     0.60
                                                       ---------    -----     ---------    ------

Options outstanding, at
  end of year........................................  1,672,000    $0.40     5,705,884    $ 1.54
                                                       =========    =====     =========    ======

Options exercisable at end of year...................         --       --       730,400    $ 0.35
                                                       =========    =====     =========    ======
Weighted average fair value of options granted during
  the period.........................................               $0.10                  $ 0.36
                                                                    =====                  ======
Weighted average fair value of options granted during
  the period below their current market prices.......                                      $15.12
                                                                                           ======

                   INTERPACKET NETWORKS, INC. AND SUBSIDIARY

                               DECEMBER 31, 1999

7. STOCK OPTIONS (CONTINUED)

    The following table summarizes information about the options outstanding at December 31, 1999:


                                      OPTIONS OUTSTANDING
                       -------------------------------------------------        OPTIONS EXERCISABLE
          RANGE OF                   WEIGHTED AVERAGE                      ------------------------------
          EXERCISE       NUMBER         REMAINING       WEIGHTED AVERAGE     NUMBER      WEIGHTED AVERAGE
           PRICES      OUTSTANDING   CONTRACTUAL LIFE    EXERCISE PRICE    EXERCISABLE    EXERCISE PRICE
         -----------   -----------   ----------------   ----------------   -----------   ----------------
         $      0.23      673,200       8.1 years            $0.23           441,465          $0.23
           0.27-0.57      781,734       8.7 years             0.54           288,935           0.53
           1.02-2.05    3,216,950       9.8 years             1.82                --             --
                2.27    1,034,000       9.9 years             2.27                --             --
         -----------   ----------       ---------            -----           -------          -----
         $ 0.23-2.27    5,705,884       9.5 years            $1.54           730,400          $0.35
         ===========   ==========       =========            =====           =======          =====


    As permitted by SFAS No. 123, the Company continues to apply the accounting rules of APB No. 25 governing the recognition of compensation expense from its stock option plan. Such accounting rules measure compensation expense on the first date at which both the number of shares and the exercise price are known. Under the Company's plan, this would typically be the grant date. The Company generally issues its stock options with an exercise price based on the fair market value of the Company's stock at the date of grant as determined by the board of directors. The Company also issued certain stock options to Company executives and employees at exercises prices below their current market prices. The related compensation charges of $31,297,913 are amortized over the three year vesting periods of the related options.


    Under the provisions of SFAS No. 123, equity instruments granted to non-employees are excluded from the pro forma disclosure requirements and are recorded as compensation expense at fair value in the accompanying statements of operations. The Company issued no options to non-employees during the periods presented. During 1999, the Company changed the vesting term for the former chairman of the board and another former employee which resulted in additional compensation expense of $145,000 and $95,538, respectively.


    Had the Company applied the fair value based method of accounting to all grants of stock options, under SFAS No. 123, the Company would have recorded additional compensation expense as follows for the years ended December 31, 1998 and 1999, respectively:


                                                                1998         1999
                                                              ---------   -----------
Additional compensation expense.............................  $  25,572   $   161,578

Net loss:
  As reported...............................................  1,327,898    10,889,669
  Pro forma.................................................  1,353,470    11,051,247

Net loss per share:
  As reported...............................................       0.07          0.48
  Pro forma.................................................       0.07          0.48


    These pro forma amounts were determined by estimating the fair value of each option on its grant date using the Black-Scholes option-pricing model. Assumptions of 5.4 percent and 5.49 percent for the risk free interest rate, 5 years for expected life, no volatility and no expected dividends were applied to all grants.

                   INTERPACKET NETWORKS, INC. AND SUBSIDIARY

                               DECEMBER 31, 1999

8. MANDATORILY REDEEMABLE PREFERRED STOCK


    On November 12, 1999, the Company entered into a Series A Convertible Preferred Stock Purchase Agreement to issue 3 million shares of convertible preferred stock at $5.00 per share. The preferred stockholders have certain registration and preemptive rights; as well as preferential rights upon dissolution of the Company. In the event of a liquidation or dissolution of the Company (as defined), the preferred stockholders are guaranteed to receive such funds to allow them an internal rate of return of 35 percent annually from the original date of issuance. Each preferred share is convertible into 2.2 shares of common stock if requested by the majority of the preferred stockholders or upon a public offering at not less than $3.18 per share and which raises a minimum of $25 million. The conversion ratio is subject to adjustment in certain circumstances such as upon future sale of Company shares at a price below $2.27 per share for common stock. The preferred stockholders may request redemption at the initial purchase price after November 12, 2003. See Note 2 for pro forma weighted average number of common shares used to compute pro forma loss per common share.


9. CAPITAL STOCK


    On April 9, 1998, the Company sold 937,895 shares of common stock to an investor for $250,000.



    On April 14, 1999, the Company sold 4,419,500 shares of common stock through a private placement for $4,519,928. The Company sold 1,307,772 of these shares to employees and directors of the Company. In August 1999, the Company sold 74,307 additional shares for $75,997.



    In September and October of 1999, the Company sold 3,258,074 shares of common stock in a private placement for net proceeds of $6,664,242. The Company sold 1,325,376 of these shares to employees and directors of the Company. In December 1999, the Company sold 146,663 shares of common stock to an existing stockholder for net proceeds of $299,996.



    On September 3, 1997, the Board of Directors authorized an increase to the authorized number of common shares from 10,000 to 10 million and effected a 1,000-for-1 stock split of the Company's issued and outstanding shares. This increase became effective March 31, 1998. On June 1, 1999, the Board of Directors approved a 2-for-1 stock split, which became effective July 7, 1999 and on March 29, 2000 the Board of Directors approved an additional 2.2 for 1 stock split. The stock splits have been retroactively reflected in the accompanying consolidated financial statements for all periods presented. On February 24, 1999, the Board of Directors approved an increase in the authorized common shares to 50 million. Approximately 17.2 million of the common shares have certain registration rights pertaining to these securities.


10. ACQUISITION

    On September 28, 1999, the Company acquired certain assets and technology from a subsidiary of Level 3 Communications Limited for $500,000. The acquisition has been accounted for by the purchase method of accounting and, accordingly, the results of operations of SatinNet Limited for the period from September 28, 1999 are included in the accompanying consolidated financial statements. In connection with this purchase, the Company recorded approximately $449,000 of intangible assets which are being amortized over a five-year period.

                   INTERPACKET NETWORKS, INC. AND SUBSIDIARY

                               DECEMBER 31, 1999

10. ACQUISITION (CONTINUED)
    The following unaudited pro forma information presents the results of operations of the Company as if the acquisition had taken place on January 1, 1998:


                                                  YEAR ENDED           YEAR ENDED
                                              DECEMBER 31, 1998    DECEMBER 31, 1999
                                              ------------------   ------------------
                                                     (IN THOUSANDS, EXCEPT PER
                                                          SHARE AMOUNTS)
Revenue.....................................        $11,571              $13,600
Net loss....................................        $ 1,541              $11,058
Net loss per common share...................        $  0.08              $  0.48


    These pro forma results of operations have been prepared for comparative purposes only and do not purport to be indicative of the results of operations which actually would have resulted had the acquisition occurred on the date indicated, or which may result in the future.

11. BUSINESS SEGMENTS

    During 1997, 1998 and 1999, the Company had two business segments, network services and traditional telecom services. The network services segment derives revenues from the sale of Internet-based network services, including connectivity and multi-point newsfeeds.

    The traditional telecom services segment provides traditional switched based wholesale long distance service, primarily to STAR Telecommunications, Inc., an international long distance company.

    The accounting policies of the segments are the same as those described in the significant accounting policies, however, the Company evaluates performance based on gross margin before depreciation and amortization expense. The Company does not internally analyze these segments below revenue less direct operating expenses, therefore selling, general and administrative expenses and depreciation expense is not allocated to any specific segment. The Company has no intercompany sales among the network services

                   INTERPACKET NETWORKS, INC. AND SUBSIDIARY

                               DECEMBER 31, 1999

11. BUSINESS SEGMENTS (CONTINUED)
and the traditional telecom services segments. All capital leases relate to the network services segment. Reportable segment information for the years ended December 31, 1997, 1998 and 1999 is as follows:


                                                          TRADITIONAL
                                              NETWORK       TELECOM       UNALLOCATED
                                             SERVICES      SERVICES     CORPORATE ASSETS      TOTAL
                                            -----------   -----------   ----------------   -----------
December 31, 1997:
Revenue...................................  $   582,819   $1,176,330       $        --     $ 1,759,149
Gross margin before depreciation and
  amortization............................      124,926      628,395                --         753,321

December 31, 1998:
Revenue...................................    4,114,934    7,294,757                --      11,409,691
Gross margin before depreciation and
  amortization............................   (1,674,316)   2,272,189                --         597,873
Segment assets............................    1,263,428    1,762,319            51,464       3,077,211

December 31, 1999:
Revenue...................................   10,789,476    2,684,751                --      13,474,227
Gross margin before depreciation and
  amortization............................     (495,100)   1,356,106                --         861,006
Segment assets............................   48,094,028      179,772        16,016,779      64,290,579


    Information regarding the Company's domestic and foreign revenues are as follows:

                                                            DOMESTIC     FOREIGN        TOTAL
                                                           ----------   ----------   -----------
Fiscal 1997..............................................  $  867,349   $  891,800   $ 1,759,149
Fiscal 1998..............................................   2,886,231    8,523,460    11,409,691
Fiscal 1999..............................................   3,688,006    9,786,221    13,474,227

    No individual foreign country represented more than 10 percent of revenue or long-lived assets for any of the periods presented.


12. SUBSEQUENT EVENTS



    In January 2000, the Company entered into a renewable one-year agreement with another entity to provide Internet content to the Company's customers. InterPacket will receive a percentage of the revenue earned by this provider and discounted usage fees after a minimum threshold level is reached.



    On January 26, 2000, the Board increased the authorized number of shares available for grant under the 1998 Stock Option Plan to 10.1 million and increased the authorized number of shares available for grant under the 1999 Director Stock Option Plan to 1,210,000. The Board also amended the option terms of several executives to accelerate vesting with an extended exercise period under specified circumstances such as a change in control. The amended 1998 Stock Option Plan provides that upon a change in control 50 percent of the unvested options outstanding immediately prior to such change accelerate and become

                   INTERPACKET NETWORKS, INC. AND SUBSIDIARY

                               DECEMBER 31, 1999


12. SUBSEQUENT EVENTS (CONTINUED)

fully vested, unless the employee is provided with replacement options. The vesting periods were extended to three years for new options issued under the 1999 Director Stock Option Plan and to four years for new options issued under the 1998 Stock Option Plan. The Board also approved to increase the authorized number of common shares to 250 million and to adopt a 401(k) plan for the benefit of the Company's employees.


    Effective February 1, 2000, the Company signed an employment agreement with a new executive. The agreement provides for the continuation of salary in the event of termination without cause. This executive was allowed to purchase 132,000 shares of common stock at $2.27 per share. The compensation charge related to this stock purchase is estimated at $1.5 million.



13. EVENTS SUBSEQUENT TO THE AUDITORS' REPORT (UNAUDITED)



    In March 2000, the Company entered into a software license and consulting agreement for development of software that enables live and on-demand streaming media delivery over the InterPacket network. The project is estimated to cost $2.4 million dollars and out of pocket expenses plus a per copy license fee.



    The Company has entered into new leases for satellite transponder space and related facilities under various agreements expiring through March 2005 resulting in aggregate lease payments of approximately $19.1 million.



    Through March 27, 2000, the Company has granted an additional 1,312,300 stock options at $2.27, 262,900 stock options at $3.64 and 537,900 stock options at $6.82. The estimated compensation charge related to the option grants will be approximately $15.6 million over a three to four-year vesting period assuming a $11 offering price. Also, 341,760 stock options were exercised and 734,061 stock options were canceled.



    As of March 6, 2000, the Company entered into a separation agreement and mutual release with an executive of the Company. Under this agreement, the executive relinquished his right to purchase 660,000 shares pursuant to stock options. He also agreed to a new vesting schedule with respect to certain other options that he holds. Under that schedule, options to purchase 220,000 shares are immediately exercisable; options to purchase 220,000 shares will vest on June 6, 2000, if he has performed under a consulting agreement and options to purchase 26,400 shares will vest on the commencement of an extension to his consulting agreement. Additionally, an option to purchase 193,600 shares will vest monthly from October 2000 through June 2003 if he and InterPacket agree to extend his consulting agreement beyond October 2000.

                   INTERPACKET NETWORKS, INC. AND SUBSIDIARY
                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders of InterPacket Networks, Inc. and
Subsidiary:


    We have audited in accordance with auditing standards generally accepted in the United States the consolidated financial statements of InterPacket
Networks, Inc. and subsidiary as of December 31, 1998 and 1999 and for the three years in the period ended December 31, 1999, included in this Registration Statement on Form S-1, and have issued our report thereon dated February 11, 2000. Our audits were made for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The schedule of valuation and qualifying accounts is the responsibility of the Company's management and is presented for the purpose of complying with the Securities and Exchange Commission's rules and is not part of the basic consolidated financial statements. This schedule has been subjected to the auditing procedures applied in the audits of the basic consolidated financial statements and, in our opinion, fairly states, in all material respects, the financial data required to be set forth therein in relation to the basic consolidated financial statements taken as a whole.


ARTHUR ANDERSEN LLP

Los Angeles, California
February 11, 2000

                   INTERPACKET NETWORKS, INC. AND SUBSIDIARY
                 SCHEDULE II--VALUATION AND QUALIFYING ACCOUNTS

                                                 BALANCE AT                               BALANCE
                                                 BEGINNING                               AT END OF
                                                 OF PERIOD     PROVISION    WRITE-OFF     PERIOD
                                                 ----------   -----------   ---------   -----------
                                                                   (IN THOUSANDS)
Allowance for doubtful accounts

  Year ended December 31, 1997.................  $      --    $        --   $      --   $        --

  Year ended December 31, 1998.................  $      --    $    16,600   $      --   $    16,600

  Year ended December 31, 1999.................  $  16,600    $   183,600   $ (60,000)  $   140,200

Deferred tax valuation allowance

  Year ended December 31, 1997.................  $      --    $        --   $      --   $        --

  Year ended December 31, 1998.................  $      --    $  (480,913)  $      --   $  (480,913)

  Year ended December 31, 1999.................  $(480,913)   $(3,403,106)  $      --   $(3,884,019)

Receivable from related party

  Year ended December 31, 1997.................  $      --    $        --   $      --   $        --

  Year ended December 31, 1998.................  $      --    $    63,400   $      --   $    63,400

  Year ended December 31, 1999.................  $  63,400    $        --   $ (63,400)  $        --

                              [INSIDE BACK COVER]



                   [POWERED BY ESPRESSO-REGISTERED TRADEMARK-
                              GRAPHIC AND DESIGN]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


                                6,500,000 Shares




                                     [LOGO]

                                  Common Stock

                               -----------------

                                   PROSPECTUS

                               -----------------

CHASE H&Q                                                        LEHMAN BROTHERS

                               CIBC WORLD MARKETS

                               -----------------

                                         , 2000

                               -----------------

    You should rely only on information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is current only as of the date of this prospectus.

    Until         , 2000 (25 days after the date of this prospectus), all
dealers that buy, sell or trade in the securities in this offering, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The following table sets forth the various expenses and costs (other than underwriting discounts and commissions) we expect to incur in connection with our sale and distribution of the securities being registered. All of the amounts shown are estimated except the registration fee of the SEC and the NASD filing fee.


ITEM                                                            AMOUNT
----                                                          ----------
SEC registration fee........................................  $   23,681
NASD filing fee.............................................       9,470
Blue sky fees and expenses..................................       5,000
Printing and engraving expenses.............................     150,000
Legal fees and expenses.....................................     300,000
Accounting fees and expenses................................     400,000
Transfer agent and registrar fees...........................      15,000
Miscellaneous...............................................      96,849
                                                              ----------
  Total.....................................................  $1,000,000
                                                              ==========


ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Our certificate of incorporation provides that our directors shall not be personally liable to InterPacket or our stockholders for monetary damages for any breach of fiduciary duty as a director, to the fullest extent permitted by law, except to the extent such exemption from liability is not permitted under the General Corporation Law of the State of Delaware (the "GCL"). Further, our bylaws provide that we shall, to the maximum extent permitted by law, indemnify our directors and officers and may indemnify our employees and other agents.

    Subsection (a) of Section 145 of the GCL empowers a corporation to indemnify any director or officer, or former director or officer, who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding provided that such director or officer acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, provided that such director or officer had no cause to believe his or her conduct was unlawful.

    Subsection (b) of Section 145 of the GCL empowers a corporation to indemnify any director or officer, or former director or officer, who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses actually and reasonably incurred in connection with the defense or settlement of such action or suit, provided that such director or officer acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which such director or officer shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action was brought shall determine that despite the adjudication of liability such director or officer is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

    Section 145 of the GCL further provides that to the extent a director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to in subsections (a) and (b) or in the defense of any claim, issue or matter therein, he or she shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him or her in connection therewith; that indemnification provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and that the corporation shall have power to purchase and maintain insurance on behalf of a director or officer of the corporation against any liability asserted against him or her or incurred by him or her in any such capacity or arising out of his or her status as such whether or not the corporation would have the power to indemnify him or her against such liabilities under Section 145.

    We have also entered into indemnification agreements with each of our directors and officers. The indemnification agreements may require us, among other things, to indemnify our directors and officers against certain liabilities that may arise by reason of their status or service as directors or officers (other than liabilities arising from willful misconduct of a culpable nature), to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified, and to obtain directors' and officers' insurance if available on reasonable terms.

    Reference is also made to our Underwriting Agreement contained in
Exhibit 1.1 hereto, which indemnifies our directors and officers against certain liabilities.

    Insofar as indemnification for liabilities under the Securities Act may be permitted to directors, officers or persons controlling InterPacket pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

    Since January 1997, we have granted or issued and sold the following unregistered securities:


    (a) In June 1997, we issued and sold 3,704,800 shares of our common stock to Peter S. Zimble for an aggregate purchase price of $70,000.



    (b) In September 1997, we issued and sold 220,000 shares of our common stock to Julie M. Spira for an aggregate purchase price of $5,000.



    (c) In April 1998, we issued and sold a total of 937,895 shares of our common stock to Joseph T. Arsenio and the Delaware Charter Guarantee & Trust Co., as trustee for Joseph T. Arsenio, for an aggregate purchase price of $250,000.



    (d) In April 1999, we issued and sold a total of 4,419,500 shares of our common stock to certain accredited investors for an aggregate purchase price of $4,519,928.



    (e) In August 1999, we issued and sold 74,307 shares of our common stock to Joseph T. Arsenio for an aggregate purchase price of $75,997.



    (f) In September 1999, we issued and sold a total of 3,258,074 shares of our common stock to certain accredited investors for an aggregate purchase price of $6,664,242.



    (g) In November 1999, we issued and sold a total of 3,000,000 shares of our Series A Preferred Stock to certain accredited investors for an aggregate purchase price of $15,000,000. The preferred stock will convert automatically into 6,600,000 shares of common stock once this Registration Statement is declared effective.



    (h) In December 1999, we issued and sold a total of 146,663 shares of our shares of our common stock to Joseph T. Arsenio and Delaware Charter Guarantee & Trust Co., as trustee for Joseph T. Arsenio, and as trustee for Meredith M. Arsenio, for an aggregate purchase price of $299,996.

    (i) In February 2000, we issued and sold a total of 132,000 shares of our common stock to Timothy F. Sylvester for a purchase price of $300,000.



    (j) Through March 27, 2000, we have granted options to purchase an aggregate of 8,384,750 shares of our common stock, at a weighted average exercise price of $2.30, to directors, officers and employees pursuant to our 1998 Stock Option Plan and our 1999 Director Stock Option Plan.


    The issuances of the securities in the transactions above were exempt from registration under the Securities Act pursuant to (1) Section 4(2) of the Securities Act or Regulation D promulgated thereunder as transactions by an issuer not involving a public offering, where the purchasers represented their intention to acquire the securities for investment only and not with a view to distribution and received or had access to adequate information about InterPacket or (2) Rule 701 promulgated under the Securities Act as transactions pursuant to a compensatory benefit plan or a written contract relating to compensation. No underwriting discounts or commissions were paid in connection with these sales, appropriate legends were affixed to the stock certificates issued in these transactions and there was no general solicitation or advertising.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

    (A)  EXHIBITS


       EXHIBIT
       NUMBER           DESCRIPTION
---------------------   -----------
          1.1           Form of Underwriting Agreement.
          3.1           Certificate of Incorporation, as currently in effect.*
          3.2           Bylaws, as currently in effect.*
          5.1           Opinion of Riordan & McKinzie, a Professional Law
                        Corporation.
          9.1           Voting Agreement and Irrevocable Proxy dated as of November
                        12, 1999 between InterPacket Networks, Inc. and Jeffrey
                        Sudikoff.*
         10.1           Amended and Restated 1998 Stock Option Plan of InterPacket
                        Networks, Inc.*
         10.2           Form of Incentive Stock Option Agreement under the Amended and Restated 1998 Stock Option Plan of InterPacket Networks,
                        Inc.*
         10.3           Form of Nonqualified Stock Option Agreement under the
                        Amended and Restated 1998 Stock Option Plan of InterPacket
                        Networks, Inc.*
         10.4           Amended and Restated 1999 Director Stock Option Plan of
                        InterPacket Networks, Inc.*
         10.5           Form of Nonqualified Stock Option Agreement under the
                        Amended and Restated 1999 Director Stock Option Plan of
                        InterPacket Networks, Inc.*
         10.6           Employment Agreement dated as of July 1, 1999 by and between
                        Jonathan L. Gans and InterPacket Networks, Inc.*
         10.7           Promissory Note dated June 1, 1999 by Peter Zimble in favor of InterPacket Networks, Inc.
         10.8           Sublease dated as of February 1, 2000 by and between Rysher
                        Entertainment, Inc. and InterPacket Networks, Inc.
         10.9           Consent to Sublease MGM Plaza dated as of March 17, 2000 by and between Colorado Place Partners, LLC, Rysher
                        Entertainment, Inc. and InterPacket Networks, Inc.
        10.10           Employment Agreement dated as of January 1, 1999 by and
                        between Julie M. Spira and InterPacket Networks, Inc.*
        10.11           Employment Agreement dated as of February 1, 2000 by and
                        between Timothy F. Sylvester and InterPacket Networks, Inc.*
        10.12           Secured Promissory Note dated as of February 1, 2000 by
                        Timothy F. Sylvester in favor of InterPacket Networks, Inc.*

       EXHIBIT
       NUMBER           DESCRIPTION
---------------------   -----------
        10.13           Series A Convertible Preferred Stock Agreement dated as of
                        November 12, 1999 among InterPacket Networks, Inc. and each of the entities listed on the Schedule of Purchasers
                        attached thereto as Exhibit A.*
        10.14           Form of Indemnification Agreement between InterPacket
                        Networks, Inc. and each director and executive officer.*
        10.15           Standard Office Lease--Gross dated as of January 1, 1999 by and between 1901 Main Street Partners, LLC and InterPacket
                        Networks, Inc.*
        10.16           Contract dated as of September 1, 1999 by and between
                        Satelites Mexicanos, S.A. DE C.V. and InterPacket Networks,
                        Inc.*+
        10.17           Form of Stock Subscription Agreement used in InterPacket
                        Networks, Inc.'s April and September 1999 private offerings.
        10.18           Investor Rights Agreement dated as of November 12, 1999
                        among InterPacket Networks, Inc. and certain stockholders.*
        10.19           Agreement dated as of January 19, 2000 by and between
                        InterPacket Networks, Inc. and iBEAM Broadcasting
                        Corporation.+
        10.20           Software License and Consulting Services Agreement dated as of March 20, 2000 by and between InterPacket Networks, Inc.
                        and RealNetworks, Inc.+
        10.21           Separation Agreement and Release dated as of March 6, 2000 by and between InterPacket Networks, Inc. and Peter
                        Hirshberg.
        10.22           Consulting Services Agreement dated as of March 6, 2000 by and between InterPacket Networks, Inc. and Peter Hirshberg.
           21           Subsidiaries.*
         23.1           Consent of Riordan & McKinzie (included in Exhibit 5.1).
         23.2           Consent of Arthur Andersen LLP.
           24           Powers of Attorney.*
           27           Financial Data Schedule.*
         99.1           Consent of International Data Corporation.


------------------------


* Previously filed by InterPacket Networks, Inc. with the SEC on February 18, 2000 as an exhibit to this Registration Statement on Form S-1.



+ Certain portions of this exhibit have been omitted from the copy filed as part of InterPacket Networks, Inc.'s Registration Statement and are the subject of a request for confidentiality.


    (B) FINANCIAL STATEMENT SCHEDULES

    The following schedule is filed as part of this Registration Statement:

    Schedule II--InterPacket Networks, Inc.--Valuation and Qualifying Accounts.

    All other schedules are omitted since the required information is not present in amounts sufficient to require submission of any schedule, or because the information required is included in the financial statements or the notes thereto.

ITEM 17. UNDERTAKINGS


    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.


    The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

    The undersigned registrant hereby undertakes that:


        (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.



        (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Amendment No. 2 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Santa Monica, State of California, on the 7th day of April 2000.



                                                       INTERPACKET NETWORKS, INC.

                                                       By:             /s/ JONATHAN L. GANS
                                                            -----------------------------------------
                                                                         Jonathan L. Gans
                                                              CHIEF EXECUTIVE OFFICER AND PRESIDENT


    Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


                      SIGNATURE                                   TITLE                    DATE
                      ---------                                   -----                    ----
                                                       Chief Executive Officer,
                /s/ JONATHAN L. GANS                     President and Director
     -------------------------------------------         (Principal Executive          April 7, 2000
                  Jonathan L. Gans                       Officer)

               /s/ ALLEN J. SCIARILLO                  Chief Financial Officer
     -------------------------------------------         (Principal Financial and      April 7, 2000
                 Allen J. Sciarillo                      Chief Accounting Officer)

                          *
     -------------------------------------------       Chairman of the Board           April 7, 2000
                  Norman J. Pattiz                       and Director

                          *
     -------------------------------------------       Director                        April 7, 2000
                 Jeffrey C. Barbakow

                          *
     -------------------------------------------       Director                        April 7, 2000
                     Brent Cohen

                          *
     -------------------------------------------       Director                        April 7, 2000
                  James E. Kolsrud

            /s/ LAWRENCE D. LENIHAN, JR.
     -------------------------------------------       Director                        April 7, 2000
              Lawrence D. Lenihan, Jr.


*By:                  /s/ JONATHAN L. GANS
             --------------------------------------
                        Jonathan L. Gans
                        ATTORNEY-IN-FACT